Exhibit 99.1

JAGUAR MINING INC.

TECHNICAL REPORT ON THE
TURMALINA MINE, MINAS GERAIS
STATE, BRAZIL

NI 43-101 Report

Qualified Persons:
Jason Cox, P.Eng.
Reno Pressacco, P.Geo.

March 27, 2015

RPA Inc.   55 University Ave. Suite 501   |   Toronto, ON, Canada M5J 2H7   |    + 1 (416) 947 0907       www.rpacan.com

Report Control Form

Document Title	Technical Report on the Turmalina Mine, Minas Gerais State, Brazil

Client Name & Address	Jaguar Mining Inc. 67 Yonge Street, Suite 1203 Toronto, ON M5E 1J8 Canada

Document Reference	Project #2347	Status & Issue No.	Version	0

Issue Date	March 27, 2015

Lead Author	Jason Cox Reno Pressacco	(Signed) (Signed)

Peer Reviewer	Deborah McCombe Luke Evans	(Signed) (Signed)

Project Manager Approval	Luke Evans	(Signed)

Project Director Approval	Deborah McCombe	(Signed)

Report Distribution	Name	No. of Copies

Client

RPA Filing	1 (project box)

Roscoe Postle Associates Inc. 55 University Avenue, Suite 501 Toronto, ON M5J 2H7 Canada Tel: +1 416 947 0907 Fax: +1 416 947 0395 mining@rpacan.com

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TABLE OF CONTENTS
PAGE
1 SUMMARY	1-1
Executive Summary	1-1
Technical Summary	1-7
2 INTRODUCTION	2-1
3 RELIANCE ON OTHER EXPERTS	3-1
4 PROPERTY DESCRIPTION AND LOCATION	4-1
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
6 HISTORY	6-1
7 GEOLOGICAL SETTING AND MINERALIZATION	7-1
Regional Geology	7-1
Local Geology	7-3
Property Geology	7-4
Mineralization	7-6
8 DEPOSIT TYPES	8-1
9 EXPLORATION	9-1
Geochemistry	9-1
Geophysical Surveys	9-2
10 DRILLING	10-1
11 SAMPLE PREPARATION, ANALYSES AND SECURITY	11-1
Sampling	11-1
Sample Preparation and Analysis	11-3
Quality Assurance and Quality Control	11-4
12 DATA VERIFICATION	12-1
13 MINERAL PROCESSING AND METALLURGICAL TESTING	13-1
Turmalina Mine Metallurgical Tests	13-1
Faina, Pontal, and Orebody D Testing Programs	13-3
14 MINERAL RESOURCE ESTIMATE	14-1
Summary	14-1
Turmalina Mine	14-3
Faina Deposit	14-36
Pontal Deposit	14-49
15 MINERAL RESERVE ESTIMATE	15-1
16 MINING METHODS	16-1
Mining Method	16-1

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Geomechanics	16-5
Mining Equipment	16-5
Life of Mine Plan	16-6
17 RECOVERY METHODS	17-1
Paste Fill Plant	17-5
18 PROJECT INFRASTRUCTURE	18-1
19 MARKET STUDIES AND CONTRACTS	19-1
Markets	19-1
Contracts	19-1
20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	20-1
Environmental Studies	20-1
Project Permitting	20-1
Social or Community Requirements	20-6
Mine Closure Requirements	20-7
21 CAPITAL AND OPERATING COSTS	21-1
Capital Costs	21-1
Operating Costs	21-2
22 ECONOMIC ANALYSIS	22-1
23 ADJACENT PROPERTIES	23-1
24 OTHER RELEVANT DATA AND INFORMATION	24-1
25 INTERPRETATION AND CONCLUSIONS	25-1
26 RECOMMENDATIONS	26-1
27 REFERENCES	27-1
28 DATE AND SIGNATURE PAGE	28-1
29 CERTIFICATE OF QUALIFIED PERSON	29-1

LIST OF TABLES
PAGE
Table 1-1	Summary of Combined Mineral Resources - December 31, 2014	1-2
Table 1-2	Summary of Mineral Reserves - December 31, 2014	1-2
Table 1-3	LOMP Production Schedule	1-15
Table 1-4	LOMP Capital Cost Summary	1-16
Table 1-5	LOM Operating Cost Summary	1-16
Table 4-1	Summary of Mineral Rights Holdings	4-2
Table 4-2	Summary of Mineral Royalties, Concession no. 812.003/1975	4-2
Table 4-3	Summary of surface Rights Holdings	4-3
Table 6-1	Production History and Mill Recovery	6-2
Table 7-1	Gold Mode of Occurrence	7-7
Table 10-1	Summary of Drilling and Channel Sampling as at June 30, 2014	10-3
Table 10-2	In-fill and Extension Drilling Results, Orebody A	10-3

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Table 12-1	Summary of Database Validation Data	12-1
Table 13-1	Historical Metallurgical Testwork	13-2
Table 14-1	Summary of Total Mineral Resources - December 31, 2014	14-2
Table 14-2	Description of the Database as at June 30, 2014	14-4
Table 14-3	List of Wireframe Domain Codes	14-6
Table 14-4	Descriptive Statistics of the Raw Gold Assays	14-13
Table 14-5	Descriptive Statistics of the Gold Composites	14-17
Table 14-6	Material Densities by Orebody	14-18
Table 14-7	Summary of Density Measurements by Orebody	14-18
Table 14-8	Summary of Variography and Interpolation Parameters	14-25
Table 14-9	Block Model Definition	14-26
Table 14-10	List of Block Model Attributes	14-27
Table 14-11	Comparison of Block Model and Composite Gold Grades	14-28
Table 14-12	Reconciliation Report, 2013 and 2014 YTD	14-31
Table 14-13	Summary of Mineral Resources as of December 31, 2014 - Turmalina Mine	14-33
Table 14-14	Summary of the Faina Drill Hole and Channel Sample Database	14-36
Table 14-15	Descriptive Statistics by Domain - Faina Deposit	14-42
Table 14-16	Descriptive Statistics of the Composited Samples	14-43
Table 14-17	Summary of Variography and Interpolation Parameters	14-44
Table 14-18	Block Model Definition	14-45
Table 14-19	List of Block Model Attributes	14-45
Table 14-20	Summary of Mineral Resources as of December 31, 2014 - Faina Deposit	14-48
Table 14-21	Summary of the Pontal Drill Hole and Channel Sample Database	14-49
Table 14-22	Descriptive Statistics of the Raw Assays - Pontal Deposit	14-54
Table 14-23	Descriptive Statistics of the Gold Composites-Pontal Deposit	14-55
Table 14-24	Summary of Variography and Interpolation Parameters	14-56
Table 14-25	Block Model Definition	14-57
Table 14-26	List of Block Model Attributes	14-57
Table 14-27	Summary of Mineral Resources as of December 31, 2014 - Pontal Deposit	14-60
Table 15-1	Mineral Reserve Estimate - December 31, 2014	15-1
Table 15-2	Mineral Reserves by Location	15-1
Table 16-1	Distribution of Levels and Sublevels, Orebodies A and B	16-3
Table 16-2	LOMP Production Schedule	16-6
Table 20-1	List of Existing Operating Licences	20-2
Table 20-2	List of Water Use Licences	20-3
Table 20-3	Progressive Rehabilitation and Closure Cost Estimates	20-9
Table 21-1	LOMP Capital Cost Summary	21-1
Table 21-2	LOM Operating Cost Summary	21-2

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LIST OF FIGURES
PAGE

Figure 4-1	Location Map	4-4
Figure 4-2	Mineral Rights and Infrastructure	4-5
Figure 4-3	Surface Rights	4-6
Figure 6-1	View of the Turmalina Mine Excavations as at December 2014	6-3
Figure 7-1	Regional Geology	7-2
Figure 7-2	Property Geology	7-5
Figure 10-1	Longitudinal View of the Drill Hole and Channel Sample Locations	10-4
Figure 11-1	Control Chart for Blank Samples, Caete Laboratory, January to June 2014	11-5
Figure 11-2	Control Chart for Certified Reference Material RL SI64, January to June 2014	11-5
Figure 11-3	Control Chart for Certified Reference Material RL SK78, January to June 2014	11-6
Figure 11-4	Control Chart for Duplicate Samples, Caete Laboratory, January to June 2014	11-6
Figure 11-5	Control Chart for External Check Samples, January to June 2014	11-7
Figure 14-1	Plan View, Orebodies A and B	14-7
Figure 14-2	Gold Distribution, Level 8, Orebody A	14-8
Figure 14-3	Plan View, Orebody C	14-9
Figure 14-4	Plan and Longitudinal Views of the Mineralized Wireframes	14-10
Figure 14-5	Surface Topography - Turmalina Mine	14-11
Figure 14-6	Mine Excavations as at June 2014 - Turmalina Mine	14-12
Figure 14-7	Frequency Histogram of Raw Gold Assays, Orebody A	14-14
Figure 14-8	Frequency Histogram of Raw Gold Assays, Orebody B	14-14
Figure 14-9	Frequency Histogram of Raw Gold Assays, Orebody C	14-15
Figure 14-10	Frequency Histogram of Sample Lengths, Orebody A	14-16
Figure 14-11	Frequency Histogram of Sample Lengths, Orebody B	14-16
Figure 14-12	Frequency Histogram of Sample Lengths, Orebody C	14-17
Figure 14-13	Gold Distribution, Orebodies ANW and ASE	14-19
Figure 14-14	Gold Distribution, Orebodies ANW and ASE02	14-20
Figure 14-15	Gold Distribution, Orebody B	14-21
Figure 14-16	Gold Distribution, Orebody C	14-22
Figure 14-17	Major Axis Variogram, Orebody A	14-23
Figure 14-18	Major Axis Variogram, Orebody B	14-24
Figure 14-19	Major Axis Variogram, Orebody C	14-24
Figure 14-20	MineSight Rotation Convention	14-25
Figure 14-21	Swath Plot by Elevation, Orebody A	14-29
Figure 14-22	Grade and Contained Metal Reconciliation, 2013 and 2014 YTD	14-30
Figure 14-23	Tonnage Reconciliation, 2013 and 2014 YTD	14-30
Figure 14-24	Turmalina Mine Mineral Resources as at December 2014	14-35
Figure 14-25	Drill Hole Location and Topography - Faina Deposit	14-37
Figure 14-26	Plan View of the Mineralized Wireframe Outlines - Faina Deposit	14-40
Figure 14-27	As-mined and Back Filled Topographic Surfaces - Faina Deposit	14-41
Figure 14-28	Drill Hole Location and Topography - Pontal Deposit	14-50
Figure 14-29	Plan View of the Mineralized Wireframes - Pontal Deposit	14-52
Figure 17-1	Site Plan	17-7
Figure 17-2	Process Flowsheet	17-8

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1 SUMMARY

EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) was retained by Jaguar Mining Inc. (Jaguar) to assist in preparation of an update of the Mineral Reserves and Mineral Resources for the Turmalina Mine, located in Minas Gerais state, Brazil, and to prepare an independent Technical Report. The purpose of this report is to support disclosure of the updated Mineral Reserves and Mineral Resources at the Project.  This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.  RPA visited the property several times in 2014, with the most recent site visit on November 20, 2014.

Jaguar is Canadian mining company listed on TSX Venture Exchange.  Jaguar's current gold operations, Turmalina and Caeté, are located in the Iron Quadrangle region, a prolific greenstone belt near the city of Belo Horizonte in the state of Minas Gerais, Brazil.

The Turmalina Mine consists of seven contiguous mineral concessions that cover an area of approximately 5,000 ha.  In Brazil, large sizes of mining concessions are common, and as a result, a given mine or project may have numerous related mineralized zones extending over many kilometres of strike length, which may eventually have individual mining operations.  They may all be grouped under the single mine name, which is often the first operation put into production.  The Turmalina Mine property, besides the Turmalina Mine, includes two satellite deposits, Faina and Pontal.

Jaguar acquired the Turmalina Mine from AngloGold Ashanti Ltd. (AngloGold) in September 2004.  AngloGold operated the mine in the mid-1990s and recovered approximately 35,500 ounces of gold using heap leach technology.  Jaguar commenced mining operations at Turmalina in late 2006.  The mine utilizes a longhole stoping mining method with paste fill and the ore is processed at the adjacent 2,000 tonne per day (tpd) carbon-in-pulp processing plant.

The Mineral Resource estimate for the Turmalina Mine with the effective date of December 31, 2014 is summarized in Table 1-1.  The Mineral Resources are estimated for the Turmalina Mine (Orebodies A, B, and C) and Faina and Pontal deposits, and conform to Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM definitions).  A cut-off grade of 2.5 g/t Au was used to report the Mineral Resources for the Turmalina Mine, and cut-off grades of 3.8 g/t Au and 2.9 g/t Au were used to report the Mineral Resources for the Faina and Pontal deposits, respectively.  The Mineral Resources are inclusive of the Mineral Reserves.

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Table 1-1 Summary of Combined Mineral Resources – December 31, 2014
Jaguar Mining Inc. – Turmalina Mine

Category	Tonnes (000)	Grade (g/t Au)	Contained Au Ounces (000)
Measured	1,289	4.92	203
Indicated	1,563	5.21	263
Sub-total M&I	2,853	5.08	466
Inferred	3,268	6.40	673

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources include the Turmalina Mine, Faina deposit, and Pontal deposit.
3.	Mineral Resources are estimated at a cut-off grade of 2.5 g/t Au (Turmalina), 3.8 g/t Au (Faina) or 2.9 g/t Au (Pontal).
4.	Mineral Resources are estimated using a long-term gold price of US$1,400 per ounce.
5.	Mineral Resources are estimated using an average long-term foreign exchange rate of 2.5 Brazilian Reais: 1 US Dollar.
6.	A minimum mining width of approximately 2 m was used.
7.	Bulk density is 2.76 t/m3 for Orebodies A and B and 2.95 t/m3 for Orebody C at the Turmalina Mine.
8.	Gold grades are estimated by the inverse distance cubed interpolation algorithm using capped composite samples.
9.	Mineral Resources are inclusive of Mineral Reserves.
10.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
11.	Numbers may not add due to rounding.

Mineral Reserves are estimated for Orebodies A and C only and are summarized in Table 1-2.

TABLE 1-2 SUMMARY OF MINERAL RESERVES – DECEMBER 31, 2014
Jaguar Mining Inc. – Turmalina Mine

Orebody	Classification	Tonnes (000)	Grade (g/t Au)	Au Ounces (000)
A	Proven	333	5.00	54
	Probable	566	6.96	127
C	Probable	367	3.14	37
Total	Proven & Probable	1,266	5.33	217

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Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves were estimated at a break-even cut-off grade of 2.9 g/t Au. Some stopes were included using an incremental cut-off grade of 1.5 g/t Au.
3.	Mineral Reserves are estimated using an average long-term gold price of US$1,200 per ounce.
4.	A minimum mining width of 3 m was used.
5.	Bulk density is 2.7 t/m3.
6.	Numbers may not add due to rounding.

RPA is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resources and Mineral Reserves at the Turmalina Mine.

CONCLUSIONS
The Turmalina plant has processed approximately 4.6 million tonnes of ore to produce a total of approximately 487,000 ounces of gold at an average recovered grade of 3.29 g/t Au.  Both open pit and underground mining methods have been employed on the property, however, only the underground mine is currently operating.

GEOLOGY AND MINERAL RESOURCES

•
The mineralization at the Turmalina Mine consists of a number of tabular bodies.  These tabular bodies are grouped together according to spatial configuration and gold content into three Orebodies (Orebodies A, B, and C).  The Faina and Pontal deposits are satellite deposits that are located to the northwest of Orebodies A, B, and C.  Orebody D is located in close proximity to the northwest strike extension of Orebody C.  At present, the Faina, Pontal, and Orebody D deposits are viewed as being refractory using the existing plant configuration.

•
The main production of the mine has been from Orebody A, which is a folded, steeply east dipping tabular deposit with a steep southeasterly plunge that is located in a biotite schist host rock.  The mineralization in this deposit has been outlined along a strike length of approximately 250 m to 300 m and to depths of 700 m to 750 m below surface.  The down-plunge limit of the gold mineralization in Orebody A has not been defined.  Supplemental tonnage is supplied from Orebodies B and C.

•
On-going drilling programs carried out in 2013 and 2014 have targeted the immediate down-plunge areas of Orebody A, below the current active mining area.  A number of the drill holes that targeted this area were successful in encountering significant gold grades across mineable widths.  The results from these drill holes have been incorporated into the updated block model.  Additional work that will provide further detailed information of the gold distribution in this area is warranted and justified.  Continued testing of the down-plunge continuation of the gold mineralization in Orebody A is also warranted.

•
The updated Mineral Resource estimate for the Turmalina Mine was prepared based on drilling and channel sample data using a data cut-off date of June 30, 2014.  The database comprises 2,420 drill holes and 10,862 channel samples.  The estimate was generated from a block model constrained by three-dimensional (3D) wireframe models that were constructed using a minimum width of two metres.  Raw assays were capped to 50 g/t Au for all three Orebodies.  The gold grades are interpolated using several interpolation algorithms using the capped composited assays.  The Mineral Resources are reported using the gold grades estimated by the inverse distance cubed (ID3) method.

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•
The mineralized material for each Orebody was classified by Jaguar into the Measured, Indicated, or Inferred Mineral Resource categories on the basis of the search ellipse ranges obtained from the variography study, the continuity of the mineralization, the drill hole and channel sample density, and previous production experience with these orebodies.

•
Updated Mineral Resource estimates were prepared for the Faina and Pontal deposits, incorporating higher cut-off grades to reflect a revised conceptual operating scenario for the refractory mineralization and a mining method appropriate to the style of mineralization at each deposit.  The estimation methodology for these two deposits was similar to that used in the preparation of the Turmalina Mineral Resource estimates.

•
The total Mineral Resources for the Turmalina Mine Complex comprise 2.853 million tonnes at an average grade of 5.08 g/t Au containing 466,000 ounces of gold in the Measured and Indicated Resource category and 3.268 million tonnes at an average grade of 6.40 g/t Au containing 673,000 ounces of gold in the Inferred Mineral Resource category.  The Mineral Resources include the Turmalina Mine, along with the Faina and Pontal deposits.  A cut-off grade of 2.5 g/t Au was used to report the Mineral Resources for the Turmalina Mine, and cut-off grades of 3.8 g/t Au and 2.9 g/t Au were used to report the Mineral Resources for the Faina and Pontal deposits, respectively.  Mineral Resources were estimated at a gold price of $1,400/oz.

•	RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other factors that could materially affect the Mineral Resource estimates.

•	It is RPA’s opinion that the Turmalina Mineral Resource estimates were prepared in a professional and diligent manner by qualified professionals and that the estimates comply with CIM (2014).

MINING AND MINERAL RESERVES

•	Proven and Probable Mineral Reserves total 1.27 million tonnes at a grade of 5.33 g/t Au, containing 217,000 ounces. Mineral Reserves are limited to Orebodies A and C.

•	Mineral Reserves support a mine life of four years.

•	The thicker portions of Orebody A, now considered for transverse mining in a primary/secondary sequence, comprise the highest grade, most productive portion of the Mineral Reserves.

•	Comparing Levels 7, 8, 9 and 10, it is apparent that gold grades are increasing at depth.

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•	There is good potential for infill drilling to upgrade Inferred Resources at depth in Orebody A.

•	RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other factors that could materially affect the Mineral Reserve estimates.

•	It is RPA’s opinion that the Turmalina Mineral Reserve estimates were prepared in a professional and diligent manner by qualified professionals and that the estimates comply with CIM (2014).

METALLURGY AND PROCESSING

•	The plant at the Turmalina Mine is well run and achieves consistent recoveries.

•	Production capacity for the plant exceeds the ability of the mine to deliver ore.

CAPITAL AND OPERATING COSTS

•	Life of Mine operating costs are forecast to average $78/t. Recent strengthening of the US dollar against the BRL is likely to render the estimate conservative due to changes in the exchange rate.

•
Sustaining capital costs are estimated to be $34 million, not including reclamation and closure costs of $8.7 million.  Due to struggles with profitability in recent years, Jaguar has elected to defer capital spending, to the extent possible, on areas such as mobile equipment rebuilds and replacements.  In RPA’s opinion, this is a short-term solution, and higher expenditures will be necessary at some point in the future.

•	All-In Sustaining cost (as defined by the World Gold Council) for the Turmalina Mine is $800/oz, including reclamation and closure.

RECOMMENDATIONS
GEOLOGY AND MINERAL RESOURCES

General
•
Continue updating the written procedures for the collection of geological and sampling information.  The written procedures for entry of this data into the central database and its management should also be updated/prepared.

•	Continue with database validation exercises focusing specifically on reducing the error rates for the collar and survey tables in the drill hole database.

•
Make a slight modification to the logging procedures whereby detailed information regarding the mineralized intervals will be brought forward from the remarks column and inserted as a major level entry in the drill logs to assist in preparation of future updates to the Mineral Resources.

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Assay Laboratory
•	Disseminate the Quality Assurance/Quality Control (QA/QC) results to all relevant parties.

•
The data collected from programs implemented by the site geologists is entered into the Jaguar internal database (the BDI database), which is set up to automatically validate the results.  However, the database does not have the functionality to easily extract the data and prepare control charts.  The database should be amended as a minimum to improve the data extraction functionality so that standard control charts can be prepared.

•	The QA/QC program should be amended to include the channel samples.

•	Analysis of the QA/QC results should be carried out on a regular and timely basis to permit correction of any out-of-bounds results.

•	Blind certified reference materials, blank samples, and duplicate samples should be inserted at an insertion rate of 1% to 2% as on-going independent monitors of the on-site laboratory performance.

•
At present, the pulverizers are cleaned with compressed air and a polyester fibre brush, after each sample.  As a minimum, the pulverizers should be cleaned with a wire brush.  No special protocols are in place to clean the pulverizers after passing a sample of known high gold grade (e.g., RG7).  The pulverizers should be cleaned with silica sand after processing each known high grade sample (e.g., Turmalina quartz veins).

•
All gold grades are determined by fire assay (FA)–atomic absorption (AA).  The AA unit is currently calibrated to direct-read gold values up to 3.3 g/t.  Any samples containing gold values in excess of this are analyzed by diluting the solute.  High grade samples should be determined using a gravimetric method.

•
The assay laboratory automatically re-assays all samples containing gold grades greater than 30 g/t Au, and the average of the re-assays are reported to the sites.  All sample results should be reported to the site, without averaging.

•	The threshold of 30 g/t Au is high. Re-assay thresholds of 10 g/t Au to 15 g/t Au are commonly used in other gold operations.

•	The certificate number for each assay batch should be included into the central BDI database.

•
The central BDI database should be updated to store drill core recovery, channel sample recovery, and sample tracking (lost sample) information.  This will assist in deciding how to address null values in future resource estimates.

Mineral Resources
•	The property geology should be incorporated into the resource block model.

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•
High gold grades in Orebody A are associated with narrow quartz veins that have been deformed.  The site geologists collect structural data but this data does not seem to be incorporated as part of the Mineral Resource estimation process.  The structural data should be entered into the BDI database.

•	For future updates of the Mineral Resource estimates, mineralization wireframes should be created using a threshold grade that is closer to the reporting cut-off grade.

•	Condemnation drilling should be carried out for the planned area where the cross-cuts intersect Orebody A to assist in planning the location of the cross-cut.

•
According to the information provided, the metallurgical testwork that has been carried out on samples from the Faina, Pontal, and Orebody D deposits have been done to a preliminary level only.  While these deposits are considered as refractory, it is important to bear in mind that a full set of testwork has not been completed for these deposits. Metallurgical testing should continue on these deposits and should include mineralogical characterization of the tailings samples from the testing programs.

•
Detailed, in-fill, and exploration drilling of the down-plunge and along-strike projection of Orebody A with the goal of adding to the Mineral Resources and supporting detailed mine planning is warranted and justified.

•	In-fill and step-out drilling on selected portions of Orebody C to upgrade the status of, and increase, the Mineral Resources is warranted.

MINING

•	Review costs separately for Orebodies A and C, at up-to-date exchange rates, to determine if incremental cut-off grades can be lower and excess processing capacity more fully utilized.

•	Monitor geotechnical performance of primary/secondary mining as it progresses.

MINERAL PROCESSING

•	It may be possible to reduce costs by reducing fineness of grind.

•	Options for processing refractory mineralization from Faina and/or Pontal should be investigated.

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The Turmalina Mine is located in the Conceição do Pará municipality in the state of Minas Gerais, approximately 120 km northwest of Belo Horizonte and six kilometres south of Pitangui, the nearest important town.

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The property comprises seven contiguous mineral rights concessions granted by the National Department of Mineral Production (DNPM) that cover an area of 4,907.60 ha.  The mine is centred at approximately 19°44’36” south latitude and 44°52’36” west longitude.

Jaguar has 100% ownership subject to a 5% net revenue interest up to $10 million and 3% thereafter, to an unrelated third party.  In addition, there is a 0.5% net revenue interest payable to the surface landowner.

EXISTING INFRASTRUCTURE

The Turmalina Mining Complex includes a nominal 2,000 tpd processing plant and tailings disposal area.  Electrical power is obtained from the national grid.  There is no infrastructure related to the Faina and Pontal historic open pit operations.

HISTORY

Gold was first discovered in the area in the 17th century, and through the 19th century, intermittent small-scale production took place from alluvial terraces and outcropping quartz veins. Gold production exploited alluvium or weathered material, including saprolite and saprolite-hosted quartz veins.

AngloGold controlled the Turmalina mineral rights from 1978 to 2004 through a number of Brazilian subsidiaries.  It explored the area extensively between 1979 and 1988 using geochemistry, ground geophysics, and trenching, which led to the discovery of the Turmalina, Satinoco (later renamed as Orebody C), Faina, Pontal, and other mineralized zones.  In 1992 and 1993, it mined 373,000 t of oxide ore from open pits at these zones recovering 35,500 oz of gold using heap leach technology.  Jaguar acquired the Turmalina properties in 2004.

GEOLOGY AND MINERALIZATION

The Turmalina deposits are located in the western part of the Iron Quadrangle, which was the principal region for the Brazilian hard rock gold mining until 1983 and accounted for about 40% of Brazil’s total gold production.  Gold was produced from numerous deposits, primarily in the northern and southeastern parts of the Iron Quadrangle, mostly hosted by Archean or Early Proterozoic-aged banded iron formations (BIF) contained within greenstone belt supracrustal sequences.

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The Turmalina deposit is located in the Pitangui area, which is underlain by rocks of Archaean and Proterozoic age.  Archaean units include a granitic basement, overlain by the Pitangui Group, a greenstone belt sequence of ultramafic to intermediate volcanic flows and pyroclastics and associated sediments.  The Turmalina deposit is hosted by chlorite-amphibole schist and biotite schist units within the Pitangui Group.  A sequence of sheared, banded, sulphide iron formation and chert lies within the stratigraphic sequence.  The stratigraphy locally strikes to azimuth 135º.

The Turmalina deposits are believed to be typical examples of mesothermal, epigenetic deposits that are enclosed by host rocks that have undergone amphibolite-grade metamorphism.

Gold mineralization at Turmalina occurs in fine grains associated with sulphides in sheared schists and BIF sequences.  Gold particles are mostly associated with arsenopyrite, quartz, and micas (sericite and biotite).

EXPLORATION STATUS

Initial exploration efforts by Jaguar in 2004 focused on the re-interpretation of the AngloGold data (trenches, soil geochemistry, and drilling) to better understand the local geology.  In 2006 to 2008, Jaguar completed trenching and channel sampling, followed by three phases of drilling.  Based on results of this drilling, Jaguar prepared a Mineral Resource estimate for the Turmalina Mine in 2007.

Current drilling and sampling practices involve the initial delineation of the location of the mineralized lenses using surface-based drill holes.  Once sufficient primary underground access has been established, the mineralized lenses are further outlined by underground-based drill holes at a nominal spacing of 25 m to 50 m.  As development of the underground access progresses on the ore, a series of channel samples are taken in two locales (one set on the face and one set along the back) for each round.  While several exploration targets are present on the mine property, the focus of Jaguar’s 2015 exploration work program for Turmalina entails completion of a diamond drilling program that targets the conversion of existing Mineral Resources to Mineral Reserves and to test the down-dip extension of Orebody A for the continuation of the gold-bearing material.

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MINERAL RESOURCES

The database for the Turmalina Mine comprises 2,420 drill holes and 10,862 channel samples.  The estimate was generated from a block model constrained by 3D wireframe models that were constructed using a minimum width of approximately two metres.  A capping value of 50 g/t Au was applied for all three Orebodies.  The gold grades were interpolated using several interpolation algorithms using capped composited assays.  The Mineral Resources are reported using the gold grades estimated by the ID3 method.  Solid models of the underground excavations have been prepared using available survey data as of December 31, 2014.  These solid models were used to code the block model for the mined out portions of the deposit.

The mineralized material for each Orebody was classified into the Measured, Indicated, or Inferred Mineral Resource categories on the basis of the search ellipse ranges obtained from the variography study, the observed continuity of the mineralization, the drill hole and channel sample density, and previous production experience with these Orebodies.

The database for the Faina deposit comprises 3,992 drill holes and channel samples for an aggregate length of 52,474 m.  The estimate was generated from a block model constrained by a total of 39 3D wireframe models that were constructed using a minimum width of approximately two metres.  Two topography models were created, one representing the limit of open pit excavation and the second representing the current topography where a portion of the open pit has been backfilled.  A solid model of the underground excavation volume was created using exiting centre-line survey data and a general cross section profile.  A capping value of 30 g/t Au was applied to channel samples and a capping value of 25 g/t Au was applied to drill hole samples.  The gold grades were interpolated using several interpolation algorithms using capped composited assays.  The Mineral Resources are reported using the gold grades estimated by the ID3 method.

The mineralized material for each wireframe was classified into the Measured, Indicated, or Inferred Mineral Resource categories on the basis of the search ellipse ranges obtained from the variography study, the observed continuity of the mineralization, the drill hole and channel sample density, and the presence of underground access.  The Mineral Resources for the Faina Deposit have been prepared under the conceptual scenario that the contained refractory gold-bearing material will be excavated by means of underground mining methods and transported to the Turmalina plant for processing.  A gold-rich flotation concentrate is envisioned to be generated after appropriate upgrades have been made to the existing plant.  The gold-rich flotation concentrate would then be shipped or sold to a domestic source for recovery of the gold.

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The database for the Pontal deposit comprises 3,590 drill holes and channel samples for an aggregate length of 19,283 m.  The estimate was generated from a block model constrained by a total of 16 3D wireframe models that were constructed using a minimum width of approximately two metres.  Two topography models were created that covered the local area of each of the two deposits.  An approximation of the underground excavation volume was created by digitizing the outlines in plan view from historical underground mapping and sampling programs carried out at the LB1 deposit.  The digitized plan view strings were projected upwards by a constant distance of 2.5 m to create the solid model of the underground excavations.  A capping value of 30 g/t Au was applied to samples at the LB1 deposit and a capping value of 10 g/t Au was applied to samples at the LB2 deposit.  The gold grades were interpolated using several interpolation algorithms using capped composited assays.  The Mineral Resources are reported using the gold grades estimated by the ID3 method.

The mineralized material for each wireframe was classified into the Measured, Indicated, or Inferred Mineral Resource categories on the basis of the search ellipse ranges obtained from the variography study, the observed continuity of the mineralization, the drill hole and channel sample density, and the presence of underground access.  The Mineral Resources for the Pontal Deposit have been prepared under the conceptual scenario that the contained refractory gold-bearing material will be excavated by means of underground mining methods and transported to the Turmalina plant for processing.  A gold-rich flotation concentrate is envisioned to be generated after appropriate upgrades have been made to the existing plant.  The gold-rich flotation concentrate would then be shipped or sold to a domestic source for recovery of the gold.

MINERAL RESERVES

The Mineral Reserves consist of selected portions of the Measured and Indicated Resources that are within designed stopes and associated development, designed by MCB Serviços E Mineraçào (MCB), a Brazilian consulting group.

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Dilution was applied to the designed stopes as planned dilution (portions of the stopes that project outside the resource wireframes) and unplanned dilution (a factor to account for overbreak).  Dilution estimates average approximately 30%, consistent with operating results.

Extraction (mining recovery) is assumed to be 100%.  Although some losses are encountered during blasting and mucking, they are minimal, and reconciliation to mill results indicates that high dilution/high extraction assumptions match up well.

A break-even cut-off grade of 2.9 g/t Au was estimated for Mineral Reserves, using a gold price of US$1,200/oz, and average gold recovery of 88% and 2014 cost data for the Turmalina Mine.  Gold prices used for reserves are based on consensus, long term forecasts from banks, financial institutions, and other sources.

Cost data was stated in US dollars, using the exchange rate at the time (approximately 2.5 BRL to the US dollar).

An incremental cut-off grade of 1.5 g/t Au was estimated using variable costs only.  Some stopes with diluted grades between 1.5 g/t Au and 2.9 g/t Au were included in Mineral Reserves.

MINING

The Turmalina Mine consists of a number of tabular bodies known as Orebodies A, B, and C.

The main production of the mine has been from Orebody A, which is folded, steeply east dipping, with a strike length of approximately 250 m to 300 m and an average thickness of six metres.  Mineralization has been outlined to depths of 700 m to 750 m below surface.  The southern portion of Orebody A is composed of two parallel narrow veins.  The northern portion of Orebody A is much the same as the southern, however, the two parallel zones nearly or completely merge and therefore the zone is much wider overall (up to 10 m).

Orebody B includes three thinner, lower grade lenses parallel to Orebody A.  Two of the lenses are located approximately 50 m to 75 m in the structural hangingwall and are accessed by a series of cross-cuts that are driven from Orebody A.  The third lens is located possibly along the axial plane.  The mineralization in this deposit has been outlined along a strike length of approximately 350 m to 400 m and to depths of 650 m to 700 m below surface.  Orebody B is narrow along its entire strike length.

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Orebody C is a series of 14 lenses that are located to the west in the structural footwall of Orebody A and are generally of lower grade.  They strike northwest and dip steeply to the northeast.  A minor amount of production has been achieved from these lenses to date.  The mineralization in this deposit has been outlined along a strike length of approximately 800 m to 850 m and to depths of 400 m to 450 m below surface.

MINING METHOD

The mining method currently in use is longhole sublevel stoping with delayed backfill.  For the fill material, a paste fill product is prepared from detoxified CIP tailings in a plant located near the mill.

The mine is accessed from a primary decline located in the footwall of the deposit.  The mine is divided into 75 m levels.  Five sublevels, spaced 15 m apart vertically, are driven from the main ramp.  A three metre thick sill pillar is left at each level.

At each level and sublevel, drifts are developed in the mineralized zone to expose the footwall and the hangingwall contacts.  The drift is extended in both directions along strike, under geological control for alignment, continuing to expose the contacts until the limits of the orebody are reached.

Orebodies A and C are the primary structures being mined, while mining in Orebody B has recently been halted.  Orebody A is located in the footwall of the shear zone and Orebody B in the hangingwall of the shear structure.

Orebody A is closest to the main ramp and is accessed first.  Development is currently progressing to Level 9 in Orebody A.

Orebody C is a secondary system being mined to the west of the portal.  It is of lower grade than Orebodies A or B.  Orebody C is accessed from the main ramp at Level 02.  A separate internal ramp is near completion, which will reduce haul distance to the run-of-mine ore stockpile.

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Past mining used a longitudinal retreat sequence for Orebodies A and B – stope extraction began at the ends of the levels and retreated back towards the access.  Stopes are mined from several individual levels simultaneously in order to provide the required number of active workplaces needed to meet production targets.

The retreat sequence, and the need to complete Orebody B mining before cutting off access by mining Orebody A, reduced productivity by limiting the number of stopes available for mining at a given time.

The current Life of Mine plan (LOMP) does not consider mining of Orebody B, and involves a change in mine design.  Orebody A will be mined in a primary/secondary sequence via transverse access to the thick centre portion of Orebody A, requiring additional accesses developed in waste.  Each primary or secondary stope is 15 m along strike, with no pillars.  The design change has the effect of increasing the number of available workplaces, and de-links the narrow, lower-productivity ends from the centre.

In RPA’s opinion, this innovation is critical to improving the mine’s ability to fill the mill to capacity with high grade ore.

Although Orebody B is not in the LOMP, and no longer included in Mineral Reserves, future access is possible, either by mining through cemented paste fill and supporting appropriately, or by mining concurrently with the thinner ends of Orebody A.

LIFE OF MINE PLAN

The production schedule covers a mine life of four years based on Mineral Reserves, and it is summarized in Table 1-3.

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TABLE 1-3 LOMP PRODUCTION SCHEDULE
Jaguar Mining Inc. – Turmalina Mine

Item	Units	2015	2016	2017	2018	Total
Mining
Orebody A	Tonnes	316,937	257,673	267,631	57,285	899,526
	g/t Au	5.42	6.54	7.00	5.77	6.23

Orebody C	Tonnes	53,002	108,641	147,330	58,028	367,000
	g/t Au	2.79	3.84	3.10	2.24	3.14

Total Mill Feed	Tonnes	369,939	366,313	414,961	115,313	1,266,526
	g/t Au	5.04	5.74	5.61	3.99	5.33

Recovery	%	90.5%	90.5%	90.5%	90.5%	90.5%

Gold Produced	Ounces	54,246	61,156	67,748	13,388	196,539

Scheduling was based on productivities achieved in recent operations.  Development was limited to 60 m per month on the main ramp and 30 m per month on any single heading elsewhere.

Stope scheduling follows the primary/secondary sequence, and includes delays for backfilling and cement curing.

MINERAL PROCESSING

The plant has a nominal processing capacity of 2,000 dry metric tonnes (dmt) per day, or 610,000 dmt per year.  Since inception, the plant has been achieving annual overall recoveries of between 87% and 92%.  The process flowsheet includes three-stage crushing and screening to minus 3/8”, primary grinding using a ball mill, secondary grinding using a ball mill, thickening, cyanide leaching, carbon-in-pulp (CIP), elution, electrowinning, and smelting.  The tailings are conveyed to a detoxification unit for arsenic removal and cyanide destruction and then are pumped to the paste fill plant to be used either for mine backfill or deposited on a purpose-built dry-stack storage area.  Process tailings have also been stored in completed open pits on the mine site.

ENVIRONMENTAL AND PERMITTING CONSIDERATIONS

Jaguar has all permits necessary for continuing operation of the Turmalina Mine.

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As of December 31, 2014, Jaguar maintained progressive rehabilitation and reclamation provisions of R$21.7 million which represent the undiscounted, uninflated future payments for the expected rehabilitation costs.

CAPITAL AND OPERATING COST ESTIMATES

Costs for the LOMP were estimated based on recent operating results and Jaguar budgets.

Cost data was stated in US dollars, using the exchange rate at the time (approximately 2.5 BRL to the US dollar).  The US dollar has strengthened considerably against the BRL recently, with a rate of 3.2 BRL to the US dollar at the time of reporting.  A majority of Turmalina costs are denominated in BRL, which means that the US dollar costs stated in this report are likely to be conservative estimates.

A summary of capital requirements anticipated over the LOMP is summarized in Table 1-4.

TABLE 1-4 LOMP CAPITAL COST SUMMARY
Jaguar Mining Inc. –Turmalina Mine

Capital Cost	Units	Total	2015	2016	2017	2018
Primary Development	US$ '000	13,218	7,070	6,148	-	-
Mine Equipment	US$ '000	11,830	5,915	5,915	-	-
Plant Equipment	US$ '000	1,260	630	630	-	-
Engineering	US$ '000	752	752	-	-	-
Brownfield Exploration	US$ '000	6,954	2,154	1,600	1,600	1,600
Reclamation and Closure	US$ '000	100	25	25	25	25
Total Capital	US$ '000	34,114	16,546	14,318	1,625	1,625

Operating costs for the LOMP are shown in Table 1-5.

TABLE 1-5 LOM OPERATING COST SUMMARY
Jaguar Mining Inc. – Turmalina Mine

Unit Costs	Unit	Total	2015	2016	2017	2018
Mining (Underground)	US$/t milled	42.94	43.70	43.70	41.89	41.89
Processing	US$/t milled	24.01	24.43	24.43	23.42	23.42
G&A	US$/t milled	11.78	10.09	10.19	8.99	32.36
Total Unit Operating Cost	US$/t milled	78.73	78.22	78.32	74.30	97.66

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Total Costs	Unit	Total	2015	2016	2017	2018
Mining (Underground)	US$ '000	54,387	16,166	16,008	17,382	4,830
Processing	US$ '000	30,408	9,039	8,950	9,719	2,701
G&A	US$ '000	14,924	3,731	3,731	3,731	3,731
Total Operating Cost	US$ '000	99,719	28,936	28,689	30,832	11,262

Operating cost estimates include mining, processing, and general and administration (G&A) expenses.  Operating costs are budget cost projections based on actual costs incurred over the past year.

There are additional corporate overhead costs associated with the Belo Horizonte and Toronto offices, which are not included in the budget estimate.

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2 INTRODUCTION

Roscoe Postle Associates Inc. (RPA) was retained by Jaguar Mining Inc. (Jaguar) to assist in preparation of an update of the Mineral Reserves and Mineral Resources for the Turmalina Mine, located in Minas Gerais state, Brazil, and to prepare an independent Technical Report. The purpose of this report is to support disclosure of the updated Mineral Reserves and Mineral Resources.  This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

Jaguar was formed on March 1, 2002 for the purpose of developing small and medium sized mineral properties in Brazil that have well defined gold resources and reserves with upside exploration potential. Mineraҫão Serras do Oesto (MSOL) is a Brazilian company holding numerous properties in Minas Gerais state, and was formed by ex-AngloGold Ashanti Ltd. (AngloGold) geologists and engineers who believed that many of the small gold properties in Minas Gerais had mining potential if run separately as small coordinated operations.  MSOL was acquired by Jaguar as its Brazilian subsidiary in 2002.  Jaguar’s first operation was the Sabará deposit, a small oxide gold heap leach operation which was in production for four years until resource exhaustion.

Jaguar's current gold operations, Turmalina and Caeté, are located in the Iron Quadrangle region, a prolific greenstone belt near the city of Belo Horizonte in the state of Minas Gerais, Brazil. Jaguar is a Canadian-chartered entity with its principal executive office in Toronto, Ontario, Canada and administrative office in Belo Horizonte, Brazil.  The company declared insolvency in December 2013 and on April 22, 2014, it emerged from insolvency with a recapitalized balance sheet and a new executive team (Jaguar, 2014c).  The common shares of Jaguar are currently listed on the TSX Venture Exchange under the symbol JAG.

SOURCES OF INFORMATION

A site visit to the Turmalina Mine was carried out by Mr. Jason Cox, P. Eng., RPA Principal Mining Engineer, and Mr. Reno Pressacco, P. Geo., RPA Principal Geologist, on November 20, 2014.  Messrs. Cox and Pressacco were accompanied by Mr. Jean-Marc Lopez, Director – Mine Geology and Mr. Albertino Francisco da Silva, Metallurgy Manager.  The site visit comprised stops at selected underground locations in Orebodies A and C to review the ground conditions and mining methods, and to examine examples of the gold mineralization.

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Discussions on the various aspects of the operation were held with the following personnel:

Name	Position	Company
Neil Hepworth	Chief Operating Officer	Jaguar
Jim Healy	VP of Development Projects	Jaguar
Jean-Marc Lopez	Director - Mine Geology	Jaguar
Sônia Greco	Director - Mineral Rights, Environment & Institutional Relations	Jaguar
Celso Frizzo	Director - Exploration Geology	Jaguar
Helbert Taylor Vieira	Senior Geologist	Jaguar
Carlos Ribeiro Luiz	Geology Manager - Turmalina	Jaguar
Colbert Hovadick Rodrigues Silva	Production Supervisor	Jaguar
Deborah Alves	Mine Planning Coordinator	Jaguar
Manoel Batista dos Santos	Mine Shift Supervisor	Jaguar
Williams Pinto dos Santos	Mine Geologist	Jaguar
Alessandra Gracietti Teixeira	Database Manager	Jaguar
John Wells	Consulting Metallurgist	Independent
Bruno Gadelha	Senior Mining Engineer	MCB Serviços e Mineração (MCB)
Fernando Madeira	Senior Mining Engineer	MCB
Marcos Dias Alvim	Senior Geologist	MCB

Mr. Cox and Mr. Pressacco are the Qualified Persons taking responsibility for this Technical Report.  A summary of the individual contributions of each of the authors to this report is provided in Section 29 Certificate of Qualified Person.

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 27 References.

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LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the metric system.  All currency in this report is US dollars (US$) unless otherwise noted.

a	annum	L	litre
A	ampere	lb	pound
Acfm	actual cubic feet per minute	L/s	litres per second
bbl	barrels	m	metre
btu	British thermal units	M	mega (million); molar
°C	degree Celsius	m2	square metre
C$	Canadian dollars	m3	cubic metre
cal	calorie	μ	micron
cm	centimetre	MASL	metres above sea level
cm2	square centimetre	μg	microgram
d	day	m3/h	cubic metres per hour
dia	diameter	mi	mile
dmt	dry metric tonne	min	minute
dwt	dead-weight ton	μm	micrometre
°F	degree Fahrenheit	mm	millimetre
ft	foot	mph	miles per hour
ft2	square foot	MVA	megavolt-amperes
ft3	cubic foot	MW	megawatt
ft/s	foot per second	MWh	megawatt-hour
g	gram	oz	Troy ounce (31.1035g)
G	giga (billion)	oz/st, opt	ounce per short ton
Gal	Imperial gallon	ppb	part per billion
g/L	gram per litre	ppm	part per million
Gpm	Imperial gallons per minute	psia	pound per square inch absolute
g/t	gram per tonne	psig	pound per square inch gauge
gr/ft3	grain per cubic foot	R$ or BRL	Brazilian Real
gr/m3	grain per cubic metre	RL	relative elevation
ha	hectare	RPM	revolutions per minute
hp	horsepower	s	second
hr	hour	st	short ton
Hz	hertz	stpa	short ton per year
in.	inch	stpd	short ton per day
in2	square inch	t	metric tonne
J	joule	tpa	metric tonne per year
k	kilo (thousand)	tpd	metric tonne per day
kcal	kilocalorie	US$	United States dollar
kg	kilogram	USg	United States gallon
kgf/cm2	kilogram force per square cm	USgpm	US gallon per minute
km	kilometre	V	volt
km2	square kilometre	W	watt
km/h	kilometre per hour	wmt	wet metric tonne
kPa	kilopascal	wt%	weight percent
kVA	kilovolt-amperes	yd3	cubic yard
kW	kilowatt	yr	year
kWh	kilowatt-hour

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3 RELIANCE ON OTHER EXPERTS

This report has been prepared by RPA for Jaguar Mining Inc. (Jaguar).  The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to RPA at the time of preparation of this report,

•	Assumptions, conditions, and qualifications as set forth in this report, and

•	Data, reports, and other information supplied by Jaguar and other third party sources.

For the purpose of this report, RPA has relied on ownership information provided by Jaguar.  RPA has not researched property title or mineral rights for the Turmalina Mine and expresses no opinion as to the ownership status of the property.

RPA has relied on Jaguar for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from Turmalina mining operation.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

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4 PROPERTY DESCRIPTION AND LOCATION

The Turmalina Mine is located in the state of Minas Gerais approximately 120 km northwest of Belo Horizonte and six kilometres south of Pitangui, the nearest important town (Figure 4-1).  The Turmalina Mining Complex is located in the Conceição do Pará municipality.

Jaguar, like other Brazilian mining companies, has large mining concessions, which typically range upwards of 10,000 ha per concession.  As a result, a given mine or project may have numerous related mineralized zones extending over many kilometres of strike length, which may eventually have individual mining operations.  They may all be grouped under the single mine name, which is often the first operation put into production.  To assist in the definition of the location of the primary operation, the geographic coordinates of this primary operation are listed by latitude and longitude.  The Turmalina Mine has geographic coordinates of 19°44’36.96” south latitude and 44°52’36.45” west longitude.

MINERAL TENURE

Jaguar acquired the Turmalina Mine from AngloGold in September 2004.  Jaguar has 100% ownership subject to a 5% net revenue interest up to $10 million and 3% thereafter, to an unrelated third party.  In addition, there is a 0.5% net revenue interest payable to the surface landowner.

Turmalina comprises seven contiguous mineral rights concessions granted by the National Department of Mineral Production (DNPM) that cover an area of 4,907.60 ha, as summarized in Tables 4-1 and 4-2.  A summary of the surface rights holdings is provided in Table 4-3.  The location of the mineral rights and surface rights are illustrated in Figures 4-2 and 4-3, respectively.

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Table 4-1 Summary of Mineral Rights Holdings
Jaguar Mining Inc. – Turmalina Mine

DNPM Registry No.	Local	Municipality	Area (ha)	Status
833.584/12		Conceição do Pará	120.46	Application for Exploration Licence
812.003/75	Casquilho	Conceição do Pará / Pitangui/Onça do Pitangui	980.43	Mining Concession
812.004/75	Casquilho	Conceição do Pará / Pitangui	880.00	Mining Concession
803.470/78	Rio S.João	Conceição do Pará / Pitangui	952.00	Mining Concession
830.027/79	Pontal	Conceição do Pará / Pitangui	120.00	Mining Concession
831.617/03	Rio S.João	Conceição do Pará	858.71	Final Exploration Report submitted to DNPM
832.203/03	Rio S.João	Conceição do Pará / Pitangui	996.00	Final Exploration Licence
TOTAL			4,907.60

TABLE 4-2 SUMMARY OF MINERAL ROYALTIES, CONCESSION NO. 812.003/1975
Jaguar Mining Inc. – Turmalina Mine

Mineral Rights Royalties:
Holder	Royalty	Orebody	Payment Status in R$
			Status	Paid in 2014
Eduardo C. de Fonseca	5% of the Production Gross Profits until reaching US$10 million during current fiscal year, then 3% of the Production Gross Profit	A, B and C	Inactive	-
Carlos Andraus / Mirra Empreend. e Participações Ltda.			Active (30%)	1,337,029
Vera A. Di Pace / Vermar Empreend. e Participações Ltda.			Active (30%)	1,337,029
Paulo C. de Fonseca / Sandalo Empreend. E Participações Ltda.			Active (16%)	713,082
Clara Darghan/Mocla Empreend. E Participações Ltda.			Active (12%)	534,811
Eduardo Camiz de F. Junior / Agro Pecuária Aldebaram Empreend. Ltda.			Active (12%)	534,811
Surface Rights Royalties:
Holder	Refers to	Orebody	Payment Status in R$
			Status	Paid in 2014
José Laeste	Surface	A, B and C	7,602	91,219
Wilson Clemente	Building rent		1,495	17,939
	Surface		7,602	91,219
EPAMIG	Surface	Faina	27,250	327,000
Antônio Carlos Alves de Freitas	Water pipe	A, B and C	1,222	14,664
	Water well		1,017	12,204
	Road access		665.5	7,986

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TABLE 4-3 SUMMARY OF SURFACE RIGHTS HOLDINGS
Jaguar Mining Inc. – Turmalina Mine

Name	Registry Number	Location	Area (ha)	Status	20% Area Forest Legal Reserve
FAZENDA CAIAMAL (FAZENDA JOSÉ MARIA, ESPÓLIO)	Mat. R-01-13.321 – Livro 2 – Área: 40 ha / Mat. R-02- 5.873 – Livro 2 – Área: 31.5 ha	Tailings Dam (partial)	71.5	Active	The legal reserve of a total of 1 8.81 ha is in good standing but the registration at the public notary is still pending.
FAZENDA CAIAMAL (FAZENDA BARBIERE)	Mat. 32.288 – Livro 2	Processing Plant, Fill Plant, Tailings Dam and Core shack	96	Active	Legal Reserve is in good standing. Area of 19.50 ha.
FAZENDA IRMÃOS FREITAS (CACA / ANTÔNIO CARLOS ALVES DE FREITAS)	Mat. 30.108 – Livro 2	Orebodies C and D	30	Active	Legal reserve established in name of IBDF (Instituto Brasileiro de Florestas), according to AV – 1 - 30108- 03/07/2003, Registration of Legal reserve in name of Jaguar pending.
FAZENDA CASQUILHO (ALEXANDRE FERREIRA DA SILVA)	-	Office, Mess, Mechanic Shop and Decline Portal	3	Active	No Forest legal reserve registered as the area has no more available forest

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VENEZUELA
GUYANA
Georgetown
Paramaribo
SURINAME
FRENCH GUIANA
Cayenne
COLOMBIA
Boa Vista
Manaus
Careiro
Itaituba
Benjamin Constant
JacareAcanga
BRAZIL
Humaitá
Pôrto Velho
Rio Branco
Vilhena
PERU
La Paz
BOLIVIA
Cuiabá
Xingu
Brasilia
Goiânia
Gurupi
Barreiras
Ibotirama
Salvador
Aracaju
Maceió
Natal
Vitória da Conquista
Pôrto Seguro
Montes Claros
Pirapora
Minas Gerais State
Uberlândia
Belo Horizonte
Vitória
Volta Redonda
Niterói
Rio de Janeiro
São Paulo
Santos
Campo Grande
Dourados
PARAGUAY
Asunción
Foz do Iguaçu
Curitiba
Florianópolis
Pôrto Alegre
Osório
Pelotas
URUGUAY
Montevideo
Buenos Aires
ARGENTINA
CHILE
Antofagasta
Santiago
Pacific Ocean
TURMALINA MINE
72°W
60°
48°
36°
0°
12°S
24°
N
550,000
600,000
650,000
7,850,000
7,800,000
7,750,000
Sete Lagoas
Pitangui
Pedro Leopoldo
Lagoa Santa
Ribeirão das Neves
Santa Luzia
Belo Horizonte
Pará de Minas
Contagem
Caeté
Sabará
Raposos
Nova Lima
Santa Barbara
Betim
Ibirité
Itaúna
Rio Acima
Divinópolis
Brumadinho
Itabirito
Moeda
Mariana
Ouro Preto
50 km
Legend:
National Capital
Department Capital
Secondary City
Department Border
Road
Railroad
International Border
BRAZIL
South America
0 200 400 600 800 1000
Kilometres
March 2015

Figure 4-1

Jaguar Mining Inc.

Turmalina Mine
Minas Gerais State, Brazil
Location Map

4-4

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509000
510000
511000
512000
513000
514000
7820000
7819000
7818000
7817000
7816000
812004/1975
832203/2003
Pontal Deposit
830027/1979
803470/1978
Faina Deposit
812003/1975
833584/2012
Orebody D
Orebody A
Orebody B
Orebody C
Zona Basal
Plant
831617/2003
CONVENÇÕES
Targets
Mineral Right
Ore Body
Soil Anomaly
>100
>200
DADOS TÉCNICOS
PROJEÇÃO UNIVERSAL TRANSVERSA DE MERCATOR - UTM
MERIDIANO CENTRAL: 45° WGR
FUSO: 23S
DATUM VERTICAL: LOCAL
DATUM HORIZONTAL: CÓRREGO ALEGRE
ESCALA GRÁFICA
0 250 500 Metros
LOCALIZAÇÃO
N
March 2015
Source: Jaguar Mining Inc., 2014.

Figure 4-2

Jaguar Mining Inc.

Turmalina Mine

Minas Gerais State, Brazil

Mineral Rights and Infrastructures

4-5

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CONVENÇÕES
Targets
Surface Rights Subjects to Royalties on Gross Profits
(5, 6, 7, 8, 9, 10)
Ore Body
Legal Reserve
Jaguar Properties
Surface Rights Subjects to Rents
Antônio Carlos
EPAMIG
José Laeste
Wilson Clemente
Soil Anomaly
>100
>200
DADOS TÉCNICOS
PROJEÇÃO UNIVERSAL TRANSVERSA DE MERCATOR - UTM
MERIDIANO CENTRAL: 45° WGR
FUSO: 23S
DATUM VERTICAL: LOCAL
DATUM HORIZONTAL: CÓRREGO ALEGRE
ESCALA GRÁFICA
0 250 500 Metros
LOCALIZAÇÃO
N
Faina Deposit
Pontal Deposit
Orebody A
Orebody B
Orebody C
Orebody D
Plant
509000
510000
511000
512000
513000
514000
7820000
7819000
7818000
7817000
7816000

Figure 4-3

Jaguar Mining Inc.

Turmalina Mine

Minas Gerais State, Brazil

Surface Rights

March 2015

Source: Jaguar Mining Inc., 2014.

4-6

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MINERAL AND SURFACE RIGHTS IN BRAZIL

In Brazil, DNPM issues all mining leases and exploration concessions.  Mining leases are renewable annually, and have no set expiry date.  Each year, Jaguar is required to provide information to DNPM summarizing mine production statistics in order to maintain the mining leases and exploration concessions in good standing.

Exploration concessions are granted for a period of three years.  Once a company has applied for an exploration concession, the applicant holds a priority right to the concession area as long as there is no previous ownership.  The owner of the concession can apply to have the exploration concession renewed for one-time extension for a period of two or three years.  Renewal is at the sole discretion of DNPM.  Granted exploration concessions are published in the Official Gazette of the Republic (OGR), which lists individual concessions and their change in status.  The exploration concession grants the owner the sub-surface mineral rights.  Surface rights can be applied for if the land is not owned by a third party.

The owner of an exploration concession is guaranteed, by law, access to perform exploration field work, provided adequate compensation is paid to third party landowners and the owner accepts all environmental liabilities resulting from the exploration work.  The exploration permits are subject to annual fees based on its size.

In instances where third party landowners have denied surface access to an exploration concession, the owner maintains full title to the concession until such time as the issue of access is negotiated or legally enforced by the courts.  Access is guaranteed under law and the owner of an exploration concession will eventually gain easements to access the concession.

Once access is obtained, the owner has three years to submit an Exploration Report (ER) on the concession. The owner of a mineral concession is obligated to explore the mineral potential of the concession and submit an ER to DNPM summarizing the results of the fieldwork and providing conclusions as to the economic viability of the mineralization.  The content and structure of the report is dictated by DNPM and a person with suitable professional qualifications must prepare the report.

DNPM will review the ER for the concessions and will either:

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•	approve the report provided DNPM concurs with the report’s conclusions regarding the potential to exploit the mineralization;

•	dismiss the report should the report not address all requirements, in which case the owner is given a term in which to address any identified deficiencies in the report; or

•	postpone a decision on the report should it be decided that exploitation of the deposits are temporarily non-economic.

Approval, dismissal, or postponement of the ER is at the discretion of the DNPM.  There is no set time limit for the DNPM to complete the review of the ER.  The owner is notified of the DNPM’s decision on the ER and the decision ID is published in the OGR.

On DNPM approval of the ER, the owner of an exploration concession has one year to apply for a mining lease. The application must include a detailed Development Plan (DP) outlining how the deposit will be mined.

DNPM reviews the DP and decides whether or not to grant the application.  The decision is at the discretion of DNPM, but approval is virtually assured unless development of the project is considered harmful to the public or the development of the project compromises interests more relevant than industrial exploitation. Should the application for a mining lease be denied for exploration concessions for which the ER has been approved, the owner is entitled to government compensation.

On approval of the DP, DNPM grants the mining licence, which remains in force until the depletion of the mineral resource.  Mining concessions remain in good standing subject to submission of annual production reports and payments of royalties to the federal government.

RPA is not aware of any environmental liabilities on the property.  Jaguar has all required permits to conduct the proposed work on the property.  RPA is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the property.

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5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

The Turmalina Mining Complex is accessed from Belo Horizonte by 120 km of paved highways (BR-262 and MG-423) to the town of Pitangui.  The Turmalina deposits are six kilometres south of Pitangui and less than one kilometre from highway MG-423.

Belo Horizonte is the commercial centre for Brazil’s mining industries and has excellent infrastructure to support world-class mining operations. This mining region has historically produced significant quantities of gold and iron from open pit and large-scale underground mining operations operated by AngloGold, VALE, CSN, and Eldorado. The city is a well-developed urban metropolis of almost four million residents and has substantial infrastructure including two airports, an extensive network of paved highways, a fully developed and reliable power grid, and ready access to process and potable water.

Pitangui is a town of approximately 25,000 people. The local economy is based on agriculture, cattle breeding, and a small pig iron plant.  Manpower, energy, and water are readily available.

CLIMATE

The Turmalina mining complex lies approximately 700 MASL. The Pitangui area terrain is rugged in places, with numerous rolling hills incised by deep gullies along drainage channels.  Farming and ranching activities are carried out in approximately 50% of the region.

The area experiences six months of warm dry weather (April to November) with the mean temperature slightly above 20ºC, followed by six months of tropical rainfall.  Annual precipitation ranges from 1,300 mm to 2,500 mm and is most intense in December and January.  The climate is suitable for year-round operations.

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LOCAL RESOURCES

Belo Horizonte is one of the world’s mining capitals with a regional population in the range of 4 million people.  Automobile manufacturing and mining services dominate the economy.  General Electric has a major locomotive plant which produces engines for all of South America and Africa. Mining activities in Belo Horizonte and the surrounding area have been carried out in a relatively consistent manner for over 300 years. The Turmalina Mine site is within commuting distance of Belo Horizonte.

INFRASTRUCTURE

The Turmalina Mining Complex includes a nominal 2,000 tpd processing plant and tailings disposal area.  Electrical power is obtained from the national grid.

All ancillary buildings are located near the mine entrance: gate house including a reception area and waiting room, administration building, maintenance shops, cafeteria, warehouse, change room, first aid, and compressor room.  The explosives warehouse is located 1.2 km away from the mine area, in compliance with the regulations set forth by the Brazilian Army.

Other ancillary buildings are located near the processing plant and include an office building, a laboratory, warehousing, and a small maintenance shop.

RPA noted that the Turmalina Mine Complex was well run and organized, a reasonably safe environment for the mine workforce, and had well maintained maintenance and equipment facilities.

There is no infrastructure related to the Faina and Pontal historic open pit operations.

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6 HISTORY

Gold was first discovered in the area in the 17th century, and through the 19th century, intermittent small-scale production took place from alluvial terraces and outcropping quartz veins. Gold production exploited alluvium or weathered material, including saprolite and saprolite-hosted quartz veins. Records from this historical period are few and incomplete.

AngloGold controlled the mineral rights from 1978 to 2004 through a number of Brazilian subsidiaries.  AngloGold explored the Project area extensively between 1979 and 1988 using geochemistry, ground geophysics, and trenching, which led to the discovery of the Turmalina, Satinoco (Orebody C), Faina, Pontal, and other mineralized zones. Exploration work at these mineralized bodies included 22 diamond drill holes totalling 5,439 m drilled from the surface to test the downward extension of the sulphide mineralized body.  At the Satinoco target (Orebody C), a total of 1,523 m were completed in nine holes.

In 1992 and 1993, AngloGold mined 373,000 t of oxide ore from open pits at the Turmalina, Satinoco (now referred to as Orebody C), Pontal, and Faina zones.  It recovered 35,500 oz of gold using heap leach technology.  Subsequently, AngloGold drove a ramp beneath the pit and carried out drifting on two levels in the mineralized zone at approximately 50 m and 75 m below the pit floor to explore the downward extension of the sulphide mineralized body.

Jaguar acquired the AngloGold Turmalina properties in 2004 and continued operation of the underground mine.  The mine is accessed from a 5 m by 5 m primary decline located in the footwall of the main deposit.  The decline has reached Level 8, a vertical depth of approximately 650 m (Figure 6-1).  A new level (Level 9) is currently being prepared.

HISTORICAL RESOURCE ESTIMATES

RPA is not aware of any historical Mineral Resource estimates prepared by previous owners of the land holdings.

PAST PRODUCTION

The Turmalina plant has processed approximately 4.6 million tonnes of ore to produce a total of approximately 487,000 ounces of gold at an average recovered grade of 3.29 g/t Au (Table 6-1).  This production includes a small quantity of material that was processed prior to Jaguar’s ownership, the sulphide material extracted by Jaguar from Orebodies A, B, and C, and the oxide portions of the Orebody D, Faina, and Pontal deposits that were amenable to treatment at the existing plant.

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Production from the Faina deposit open pit mine took place intermittently over a three year period between June 2010 and June 2013.

Table 6-1 Production History and Mill Recovery
Jaguar Mining Inc. – Turmalina Mine

Year	Ore Tonnage (000)	Feed Grade (g/t Au)	Recovered Grade (g/t Au)	Recovery (%)	Gold Produced (oz)
1992-1993	373		2.96		35,500
Q4 2006	9	2.58		91.5	678
2007	347	5.08	4.37	86.6	44,515
2008	481	5.46	5.37	88.5	72,514
2009	588	4.81	4.29	89.1	73,589
2010	692	3.20	3.06	87.4	61,861
2011	655	3.32	3.27	89.2	61,400
2012	540	2.39	2.13	89.2	37,840
2013	477	3.21	2.85	88.7	43,425
2014	449	3.63	3.27	90.0	47,994
Total	4,611		3.23		479,316

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N
7817500N
Portal
Orebody B
7817000N
Orebody A
Orebody C
512400E
7816500N
512900E
513400E
0 100 200 300 400 500
Metres
View towards azimuth 200°
1000Z
900Z
800Z
Surface
Portal
600Z
500Z
Orebody B
Orebody C
400Z
300Z
200Z
Orebody A
100Z
0Z
-100Z
-200Z
513400E
512400E

Figure 6-1

Jaguar Mining Inc.

Turmalina Mine

Mina Gerais State, Brazil

View of the Mine Excavations as at December 2014

March 2015

Source: Jaguar Mining Inc., 2014.

6-3

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7 GEOLOGICAL SETTING AND MINERALIZATION

REGIONAL GEOLOGY

The Turmalina deposits are located in the western part of the Iron Quadrangle, which has been the largest and most important mineral province in Brazil for centuries until the early 1980s, when the Carajás mineral province, in the state of Pará, attained equal status. Many commodities are mined in the Iron Quadrangle, the most important being gold, iron, manganese, bauxite, imperial topaz, and limestone. The Iron Quadrangle was the principal region for the Brazilian hard rock gold mining until 1983 and accounted for about 40% of Brazil’s total gold production. Gold was produced from numerous deposits, primarily in the northern and southeastern parts of the Iron Quadrangle, most hosted by Archean or Early Proterozoic-aged banded iron formations (BIF) contained within greenstone belt supracrustal sequences.

In the Brumal region, outcrops belonging to the granitic gneiss basement of the Nova Lima and Quebra sub-groups of the Rio das Velhas Supergroup occur.  The granitic gneiss basement consists of leucocratic and homogeneous gneisses and migmatites, making up a complex of an initial tonalitic composition intruded by Archean rocks of granitic composition.  The upper contact of the sequence is discordant and tectonically induced by reverse faulting.  The Rio das Velhas is regionally represented by schists of the Nova Lima and meta-ultramafic rocks of the Quebra Group including serpentinites, talc schists, and metabasalts.

Iron formations occur as the only meta-sedimentary rocks in layers with thicknesses up to 10 m.  The Nova Lima Group can be sub-divided into two units: a unit consisting of talc chlorites and intercalations of iron formation, fuschite schist, quartz sericite schist, and carbonaceous phyllite; and a unit hosting sulphidized gold bearing iron formation and quartz sericite schists.

The regional geology is shown in Figure 7-1.

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TURMALINA MINE
7,850,000
550,000
600,000
650,000
7,800,000
7,750,000
N
SETE LAGOAS
Pedro Leopoldo
Lagoa Santa
Pitangui
Ribeirão das Neves
Santa Luzia
BELO HORIZONTE
Pará de Minas
Sabará
Caeté
CONTAGEM
Santa Barbara
BETIM
Raposos
Nova Lima
Ibirité
Itauna
Rio Acima
Divinópolis
Brumadinho
Moeda
Legend:
Cenozoic Cover
Mafic/Ultramafic Rocks
São Francisco Supergroup
Espinhaço Supergroup
Minas Supergroup
Rio Das Velhas Supergroup
Granitoids
Basement Complexes
0 5 10 15 20 25
Kilometres
March 2015
Figure 7-1
Jaguar Mining Inc.
Turmalina Mine
Minas Gerais State, Brazil
Regional Geology

7-2

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LOCAL GEOLOGY

The Pitangui area, where the Turmalina Mine is located, is underlain by rocks of Archaean and Proterozoic age.  Archaean units include a granitic basement, overlain by the Pitangui Group, a sequence of ultramafic to intermediate volcanic flows and pyroclastics and associated sediments. The Turmalina deposit is hosted by chlorite-amphibole schist and biotite schist units within the Pitangui Group.  A sequence of sheared, banded, sulphide iron formation and chert lies within the stratigraphic sequence.  The stratigraphy locally strikes azimuth 135º.

Proterozoic units include the Minas Supergroup and the Bambui Group.  The former includes basal quartzites and conglomerates as well as phyllites. Some phyllites, stratigraphically higher in the sequence, are hematitic. The Bambui is composed of calcareous sediments.

The local geology in the Turmalina and adjacent exploration areas was defined by AngloGold, specifically by UNIGEO geologists during the initial exploration field work. At that time, the mapped lithologies were defined and classified as a greenstone sequence, within a possible western extension of the Iron Quadrangle.

The stratigraphic column defined by UNIGEO in the region, from bottom to the top was:

BASEMENT

The basement is composed of foliated, leucocratic granite and gneisses.  Locally, it has been defined as migmatite portions with porphyry crystals of quartz and K- feldspars. Granitic intrusions with fine to medium texture and diabase dikes are common.

PITANGUI GROUP

The Pitangui Group is defined as a greenstone belt sequence, of Archean age.  It shows the following sequence:

•
Meta-Ultramafic and Meta-Mafic Volcanic Unit (Basal Unit): constituted by interlayered igneous ultramafic and mafic flows represented by serpentinite, chlorite-actinolite schist and amphibolite with layers of talc schist, oxide BIF and carbonaceous schist;

•	Meta-Mafic and Meta-Sediment Unit (Middle Unit): constituted by interlayered meta-mafic (chlorite-actinolite schist with dacitic intrusion at the top);

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•	Meta-sediment: cummingtonite BIF and metachert-rich horizons interlayered with carbonaceous and chlorite schist, locally, layers of meta-arkose can be observed);

•	Meta-mafic: alternation of amphibolite and chlorite-actinolite layers;

•
Pyroclastic and meta-pelites: volcanic meta-conglomerates at the bottom, transitioning to or alternating with foliated meta-lapilli tuffs and metatuffs at the top of the sequence, where the meta-tuffs are predominant;

•	Meta-sediments (Upper Unit): narrow and numerous interlayered layers of quartz-sericite schist, quartz-chlorite schist, quartz-sericite-chlorite schist, and carbonate-rich schist.

MINAS SUPERGROUP

The Minas Supergroup is defined as clastic and chemical sediments in a Proterozoic sequence composed by thin to coarse quartzites with layers of the basal conglomerates. The quartzite is covered by grey carbonate phyllites and white sericite phyllites which present hematite increasing to the top of the sequence.

INTRUSIVE ROCKS

The intrusive rocks are defined as granitic and mafic to ultramafic rocks.

PROPERTY GEOLOGY

The details of the property geology of the Turmalina Mine area are shown in Figure 7-2.  The general stratigraphic sequence strikes towards azimuth 320° and dips moderately to steeply to the east.  The sequence consists the Pitangui Group of bedded metasediments of volcanic origin including quartz-sericite schists and sericite-chlorite-biotite schists grading stratigraphically upwards into a metachert, banded iron formation (BIF) and graphitic schist. Overlying these sediments is a thicker sequence of tuffaceous metasediments and quartz-chlorite schists.   All units have been metamorphosed to the amphibolite grade.

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510000
512000
514000
7820000
7818000
7816000
FEX Target
Penha Target
Pontal Deposit
Faina Deposit
Zona Basal Target
Emboque
A
B
C
D
Plant
N
Rio Pará
Rio São João
Legend:
Jaguar drill hole
MMV drill hole
Targets
Roads
Hydrography IBGE
Structural Geology
Lineation B (fold axis)
Stretching lineation
Mineral lineation
Bedding
Horizontal bedding
Foliation
Mylonitic foliation
Vertical Mylonitic foliation
Vertical foliation
Joins Extensional
Vertical Joins Extensional
Interpreted Shear Zone
Fault
Observed
Inferred
Topography IBGE
Observed
Inferred
Ore Body
Soil Anomaly
> 100
> 200
Geology
Ore Body
Figure 7-2
Jaguar Mining Inc.
Turmalina Mine
Minas Gerais State, Brazil
Property Geology
0
500
1000
1500
2000
Metres
UTM Central Meridian 45° WGR, Zone 23S
March 2015
Source: Jaguar Mining Inc., 2014.

7-5

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MINERALIZATION

The mineralization at the Turmalina Mine consists of a number of tabular bodies that are spatially related to a BIF.  These tabular bodies are grouped together according to spatial configuration and gold content into Orebodies A, B, and C (together the Orebodies).  Gold can occur within the BIF itself, but can equally occur in the other host lithologies.

The main production of the mine has been from Orebody A, which is a folded, steeply east dipping tabular deposit with a steep southeasterly plunge that is located in a biotite schist host rock.  The mineralization in this deposit has been outlined along a strike length of approximately 250 m to 300 m and to depths of 700 m to 750 m below surface.

Orebody B includes three lower grade lenses parallel to Orebody A.  Two of the lenses are located approximately 50 m to 75 m in the structural hangingwall and are accessed by a series of cross-cuts that are driven from Orebody A.  The third lens is located possibly along the axial plane.  The mineralization in this deposit has been outlined along a strike length of approximately 350 m to 400 m and to depths of 650 m to 700 m below surface.

Orebody C is a series of 14 lenses that are located to the west in the structural footwall of Orebody A and are generally of lower grade than Orebody A.  They strike northwest and dip steeply to the northeast.  A minor amount of production has been achieved from these lenses to date.  The mineralization in this deposit has been outlined along a strike length of approximately 800 m to 850 m and to depths of 400 m to 450 m below surface.

Gold mineralization in the Turmalina deposits occurs in fine grains associated with sulphides in sheared schists and BIF sequences.  Gold particles average 10 µm to 20 µm and are mostly associated with arsenopyrite, quartz, and micas (sericite and biotite) as presented in Table 7-1.

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TABLE 7-1 GOLD MODE OF OCCURRENCE
Jaguar Mining Inc. –Turmalina Mine

Associated with:	% of Gold Content	Notes
Arsenopyrite	61	Occurring both inside and at the borders of the mineral
Quartz	26	Occurring both inside and at the borders of the mineral
Micas	9	Occurring both inside and at the borders of the mineral
Pyrite + Pyrrhotite	4	Occurring only at the borders of the mineral

Coarse gold, on a millimetre scale, is found locally with discrete quartz veins, but this type of occurrence is minor.

The style of mineralization is similar at the Faina and Pontal deposits with the exception that metallurgical testing has discovered that the mineralization at those two deposits is refractory with respect to the current plant configuration.

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8 DEPOSIT TYPES

The gold metallogeny in the Iron Quadrangle is complex. Three types of deposits are the major sources for gold in the region.  Initially, during the deposition of the Archean Nova Lima Group greenstone belt rocks, sea floor volcanic exhalative processes produced BIF and chert that hosted sulphide-rich, gold-bearing deposits of syngenetic origin.  Subsequently, these greenstone belt rocks were deformed and mesothermal shear zone-related gold deposits were formed. Most of the gold produced from the Iron Quadrangle has come from these first two deposit types.  The third type of gold deposit is hosted by silicified and carbonatized schist within shear zones.

The deposits at the Turmalina Mine are believed to be typical examples of mesothermal, epigenetic deposits that are enclosed by host rocks that have undergone amphibolite-grade metamorphism.

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9 EXPLORATION

GEOCHEMISTRY

AngloGold performed a regional geochemistry survey covering an area of 430 km2 in the Turmalina region. A total of 875 stream sediments and 446 pan concentrate samples were collected. Stream sediment samples were assayed for Au, Cu, Zn, Pb, Cr, Sb, and As.  Pan concentrate samples were assayed for Au only.

Soil geochemistry sampling was executed by AngloGold in both the Faina and Pontal areas with grids varying from 100 m x 20 m to 10 m x 10 m. At Faina, 1,272 soil samples were collected and 16,900 m of lines were opened. At Pontal, 1,698 soil samples were collected and 28,000 m of lines were opened.

Several samples returned gold grades superior to 300 ppb. A significant portion of the soil samples collected from these targets were also assayed for As and Sb. There is a strong relation between gold and As/Sb since gold is associated directly with quartz veins with arsenopyrite and/or berthierite in the region.

Initial exploration efforts by Jaguar in 2004 focused on the re-interpretation of the AngloGold data (trenches, soil geochemistry, and drilling) to better understand the local geology. These efforts were concentrated on the targets previously identified by AngloGold: Main, NE and Satinoco.

An exploration program was carried out at the Satinoco (Orebody C) target by Jaguar from March 2006 to April 2008 in order to collect sufficient information to prepare an estimate of the Mineral Resources in accordance with NI 43-101. This Satinoco (Orebody C) program included the opening of about 700 m of trenches and the collection of 146 channel samples crossing the mineralized zone and a complementary diamond drill program.

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GEOPHYSICAL SURVEYS

In the 1980s, AngloGold contracted the Instituto de Pesquisas Tecnológicas (IPT) to execute a ground geophysics survey at the Faina and Pontal areas. At Faina, a 50 m x 100 m grid was made composed of 11 lines covering about 31.5 ha. At Pontal, the grid was 40 m x 100 m, with 24 lines covering about 130 ha.  Part of this area (approximately 56 ha) was surveyed by ground magnetics in a 5 m x 25 m grid.

Several geophysical anomalies were defined by both methods and most of them showed a strong relation with the geochemical anomalies. This information was used for the planning of trench locations.

In 2004, the Minas Gerais Government Mining Agency (COMIG) completed a supplementary airborne geophysical survey, covering all the Iron Quadrangle and the adjacent areas, totaling approximately 36,400 km2. This survey was performed by LASA SA on a 250 m grid using magnetic and gamma ray methods.  All Jaguar targets, including the Turmalina Mine, were covered with these geophysical surveys.

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10 DRILLING

Following the trenching and channel sampling program between March 2006 and April 2008, Jaguar completed a three-phase drilling campaign in the Turmalina Mine area:

Phase 1: 5,501 m drilled in 35 holes. This program tested the continuity of the mineralized bodies between the weathered zone and up to 200 m below the surface.

Phase 2: 3,338 m drilled in 24 complementary in-fill holes to create a 25 m x 60 m grid between the surface and 100 m below and to test the lateral continuity of the mineralized bodies.

Phase 3: An additional drill hole campaign was carried out in 2007, which consisted of 12,763 m drilled in 48 holes. Results from holes FSN 10 to 68 from this campaign were included in the mineral resource estimate contained in the original TechnoMine technical report, dated October 22, 2007.  Results from the remaining drill holes FSN 69 to 113 were included in the second TechnoMine technical report dated February 5, 2008.

During the three Satinoco/Orebody C drilling phases, 2,338 core samples from holes FSN 10 to 113 were collected. The drill program was carried out by Mata Nativa Comércio e Serviços Ltda. (Mata Nativa), a local drilling company, using Longyear drill machines.

Drill hole lengths ranged from 32 m to 453 m. Core diameters were consistently HQ from surface through the weathered rock to bedrock.  At approximately three metres into bedrock, the holes were reduced to NQ diameter to the final depth.

Collar locations for the holes were established by theodolite surveys.  All holes were drilled within three metres of the planned location.  Azimuth and inclination for angle holes were set by Brunton compass, deemed accurate to within 2° azimuth and <1° inclination.

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Following completion of the holes, the collars were resurveyed with theodolite and cement markers emplaced.  Downhole surveys were completed in all holes with length greater than 100 m, using Sperry-Sun or Maxibore equipment.

The average core recovery was greater than 90%. Core samples were collected during these phases and sent to laboratories for gold assays (discussed in the next section).

Jaguar has continued to carry out drilling and channel sampling programs on the Orebodies.  The drilling has been carried out from surface locations which provide general information as to the location of the mineralized zones.  Further detailed drill hole information is gathered for the three Orebodies from underground locations.  Final detailed information of the location and distribution of the gold mineralization is collected by means of channel sampling.  A summary of the drilling and channel sample information that has been gathered as at June 30, 2014 is provided in Table 10-1 and the locations are shown in Figure 10-1.  Additional detailed information is provided in Section 14 of this report.

Surface diamond drilling was carried out by the drilling contractor Mata Nativa using HQ and NQ tools.  HQ-sized equipment is used for the portion of the hole that traverses the saprolite horizon and the hole diameter is then reduced to NQ when the fresh rock is reached. The diamond drill core procedures adopted by Jaguar are described below:

•	Only drill holes with more than 90% core recovery from the mineralized zone were accepted.

•	Drill hole deviations (surveys) were measured by Sperry-Sun or DDI/Maxibore equipment.

•
The cores were stored in wooden boxes of one metre length with three metres of core per box (HQ diameter) or four metres of core per box (NQ diameter). The hole’s number, depth, and location were identified in the boxes by an aluminum plate on the front of the box and by a water-resistant ink mark on its side.  The progress interval and core recovery are identified inside the boxes by small wooden or aluminum plates.

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TABLE 10-1 SUMMARY OF DRILLING AND CHANNEL SAMPLING AS AT JUNE 30, 2014
Jaguar Mining Inc. – Turmalina Mine

Category	Orebodies A and B	Orebody C	Total
Collars, Drill Holes	1,738	682	2,420 (15,705 m)
Collars, Channel Samples	8,613	2,249	10,862 (57,917 m)

The results of on-going drilling programs that targeted the immediate down-plunge areas of Orebody A were released in the fall 2014 (Jaguar 2014a).  These results are provided in Table 10-2.  It is to be noted that the intersection lengths represent core lengths and do not represent true thicknesses.  The holes have been completed from drilling platforms located in the hangingwall of the mineralized zone and are designed to intersect the projected plunge and dip of the mineralization as closely as perpendicularly as possible.

TABLE 10-2 IN-FILL AND EXTENSION DRILLING RESULTS, OREBODY A
Jaguar Mining Inc. – Turmalina Mine

Hole ID	Year	From	To	Core Length (m)	Average Grade (g/t Au)
Intersections Within 2013 Mineral Resource
FTS1022	2013	116.9	121.0	4.1	8.16
FTS1070	2013	75.0	90.0	15.0	12.60
FTS1072	2014	97.5	116.5	19.0	15.32
FTS1074	2014	111.7	127.5	15.8	9.09
FTS1081	2014	88.5	93.3	4.8	9.13
FTS1082	2014	100.0	103.7	3.7	13.71
FTS1083	2014	111.7	114.9	3.2	14.72
FTS1089	2014	122.3	138.5	16.2	9.32
FTS1108	2014	162.1	163.9	1.8	8.07
FTS1109	2014	116.4	130.7	14.3	6.36
Intersections Below 2013 Mineral Resource
FTS1076	2014	141.2	151.5	10.3	9.99
FTS1088 and	2014	116.6 145.3	123.2 146.7	6.6 1.4	9.08 27.17
FTS1092	2014	153.7	161.6	7.9	8.36
FTS1097	2014	166.8	171.8	5.0	24.71
FTS1103	2014	165.0	169.6	4.6	13.21
FTS1104	2014	129.3	143.3	14.1	10.99
FTS1105	2014	141.6	143.3	1.7	16.78

RPA has not identified any drilling, sampling, or core recovery issues that could materially affect the accuracy or reliability of the core samples.

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Looking to Azimuth 200°
Portal (El 695 m)
Orebody C
Underground Workings
Drill Hole Trace
Orebodies A & B
Bottom of Ramp (El 075 m)
0 50 100 150 200
Metres
Legend:
Drill Holes, Orebodies A & B
Drill Holes, Orebody C
Channel Samples, Orebodies A & B
Channel Samples, Orebody C
March 2015

Figure 10-1

Jaguar Mining Inc.

Turmalina Mine

Mina Gerais State, Brazil

10-4

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11 SAMPLE PREPARATION, ANALYSES AND SECURITY

SAMPLING

The sampling and sample preparation procedures used by Jaguar are as follows.

SURFACE/EXPLORATION CHANNEL SAMPLING

•	Channel samples are regularly collected from outcrops and trenches.

•	The sites to be sampled are cleaned with a hoe, exposing the material by scraping it.

•	Structures are mapped and the lithologic contacts defined, and samples marked so that no sample has more than one lithology.

•	Samples have a maximum length of one metre and are from one kilogram to two kilograms in weight.

•	Each sample is collected manually in channels with average widths between five and ten centimetres, and about three centimetres deep, using a hammer and a chisel.

•	Either an aluminum tray or a thick plastic canvas drop sheet is used to collect the material.

•	The samples are then stored in a thick plastic bag and identified by a numbered label, which is protected by a thin plastic cover and placed with the sample.

•	At the sampling site, samples are identified by small aluminum plates, labels, or small wooden poles.

•	Sketches are drawn with lithological and structural information. The sample locations are surveyed.

DIAMOND DRILLING CORE SAMPLING

•	Surface drilling is performed by contractors with holes in HQ or NQ diameters.

•	Underground drilling is performed either by Jaguar or contractors with holes in BQ and LTK diameters.

•	Drill holes are accepted only if they have more than 85% of recovery from the mineralized zone.

•	All the drill holes have their deviations measured by Maxibor or equivalent survey tool.

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•	The cores are stored in wooden boxes of one metre length with three metres of core per box (HQ diameter) or four metres of core per box (BQ or LTK diameters).

•	The number, depth, and location of each hole are identified in the boxes by an aluminum plate or by a water-resistant ink mark in front of the box.

•	The progress interval and core recovery are identified inside the boxes by small wooden plates.

•	During logging, all of the geological information, progress, and recovery measures are verified and the significant intervals are defined for sampling.

•	Samples are identified in the boxes by highlighting their side or by labels.

•	Samples are cut lengthwise with the help of a diamond saw and a hammer into approximately equal halves.

•	One half of the sample is placed in a highly resistant plastic bag, identified by a label, and the other half is kept in the box at a warehouse.

•	The remaining drill core from the surface-based drill holes is stored at an offsite secure location nearby to the mine.

•	For many of the underground-based drill holes, samples are cut lengthwise with the help of a diamond saw and a hammer into approximately equal halves.

•	For the shorter-length, bazooka-type drill holes completed from underground set ups (the LM-series drill holes) the whole core is sampled as the core diameter does not permit splitting into halves.

UNDERGROUND PRODUCTION CHANNEL SAMPLING

•
The sector of wall to be sampled is cleaned with pressurized water.  Structures are mapped and lithologic contacts defined, and samples marked so that no sample has more than one lithology.  Samples have a maximum length of one metre and are from two to three kilograms in weight.

•	Channel samples were taken by manually opening the channels, using a hammer and a little steel pointer crowned by carbide or a small jackhammer.

•	The channel samples have lengths ranging from 50 cm to one metre, average widths between five and ten centimetres, and about three centimetres deep.

•
Two sets of channel samples on the face are regularly collected.  One set of channel samples are taken from the top of the muck pile once the work area has been secured.  The second set of channel samples are taken at waist height once the heading has been mucked clean and secured.

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•
At roughly 5m intervals, the walls and back are sampled by channel sampling.  The channel samples are collected starting at the floor level on one side and continue over the drift back to the floor on the opposite side.

•
Either an aluminum tray or a thick plastic canvas is used to collect the material.  The samples are then stored in a thick plastic bag and identified by a numbered label, which is protected by a thin plastic cover and placed with the sample.

•	At the sampling site, samples are identified by small aluminum plates, labels, or small wooden poles.

•	Sketches are drawn with lithological and structural information. The sample locations are surveyed.

SAMPLE PREPARATION AND ANALYSIS

For surface-based exploration drill holes, samples are prepared at the SGS laboratories in Belo Horizonte.  For other drill holes and channels, samples are prepared at Jaguar’s mine site laboratories by drying, crushing to 90% minus 2 mm, quartering with a Jones splitter to produce a 250 g sample, and pulverizing to 95% minus 150 mesh.  Analysis for gold is by standard fire assay procedures, using a 50 g or 30 g sample and an atomic absorption (AA) finish.

The SGS laboratory based in Belo Horizonte meets international analytical standards and ISO 17025 compliance protocols.  Analytical results from the SGS laboratory were forwarded to Jaguar’s Exploration or Mine Departments by e-mail, followed by a hard copy.

A process control laboratory at the Turmalina Mine analyzes the shift and plant samples, while all delineation drill core, channel, and exploration drill core samples from Turmalina are forwarded to the in-house laboratory located at the Caeté mine site.

At Jaguar’s Caeté laboratory, the samples are dried and then crushed.  A one kilogram sub-sample of the crushed material is selected for pulverization to approximately 70% minus 200 mesh.  The ring-and-puck pulverizers are cleaned after each sample using compressed air and a polyester bristle brush.  The analytical protocol for all samples employs a standard fire assay fusion using a standard 30 g aliquot, with the final gold content being determined by means of AA.  The detection limit for fire assay analyses is 0.05 g/t Au.  A second cut from the pulps is taken and re-assayed for those drill core samples where the grade is found to be greater than 30 g/t Au.  If the two assays are in good agreement, only the first assay is reported.  The AA unit is calibrated to directly read gold grades up to 3.3 g/t Au – samples with grades greater than this are re-assayed by diluting the solute until it falls within the direct-read range.

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RPA has reviewed the field and underground sampling procedures and is of the opinion that they meet accepted industry standards.  In RPA’s opinion, the sample preparation, analysis, and security procedures at the Turmalina Mine are adequate for use in the estimation of Mineral Resources.

QUALITY ASSURANCE AND QUALITY CONTROL

The Caeté laboratory carries out an internal program of Quality Assurance/Quality Control (QA/QC) for all drill core samples.  No QA/QC is performed for channel samples.  The QA/QC protocol includes carrying out a duplicate analysis after every 20 samples, representing an insertion frequency of 5%.

Commercially sourced standard reference materials (Rocklab standards Si64 (recommended value of 1.780 g/t Au) and SK78 (recommended value of 4.134 g/t Au)) are inserted at a frequency of every 45 to 50 samples.

Blank samples are inserted at a rate of one in every 20 samples, representing an insertion frequency of 5%.  Blank samples are composed of crushed, barren quartzite or gneiss and are used to check for contamination and carry-over during the crushing and pulverization stage.

The results of the blanks, duplicates, and standards are forwarded to Jaguar’s head office on a monthly basis for insertion into the Jaguar’s internal database (BDI).  There, the results from the standards samples are scanned visually for out-of-range values on a regular basis.  When failures are detected, a request for re-analysis is sent to the laboratory – only those assays that have passed the validation tests are inserted into the main database.

Sample control charts are presented in Figures 11-1 to 11-5.

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FIGURE 11-1   CONTROL CHART FOR BLANK SAMPLES, CAETE
LABORATORY, JANUARY TO JUNE 2014

FIGURE 11-2   CONTROL CHART FOR CERTIFIED REFERENCE MATERIAL RL
SI64, JANUARY TO JUNE 2014

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FIGURE 11-3   CONTROL CHART FOR CERTIFIED REFERENCE MATERIAL RL
SK78, JANUARY TO JUNE 2014

FIGURE 11-4   CONTROL CHART FOR DUPLICATE SAMPLES, CAETE
LABORATORY, JANUARY TO JUNE 2014

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FIGURE 11-5   CONTROL CHART FOR EXTERNAL CHECK SAMPLES,
JANUARY TO JUNE 2014

In RPA’s opinion, the QA/QC program as designed and implemented by Jaguar is adequate and the assay results within the database are suitable for use in a Mineral Resource estimate.

RPA recommends that the site geologists insert blind certified reference materials, blank samples, and duplicate samples at an insertion rate of 1% to 2% for on-going external, independent monitoring of the on-site laboratory performance.

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12 DATA VERIFICATION

In the fall 2014, in consultation with RPA, Jaguar commissioned MCB Serviços e Mineração (MCB) to carry out a detailed validation of the geological database (Alvim, 2014).  MCB’s scope of work included a validation of 5% of the geological database that is used in the preparation of the Mineral Resource estimate for the Turmalina Mine.  The scope also included an audit of the procedures and processes used to collect and process the geological data and to manage the geological database.

Approximately 5% of the drill hole and channel sample information that is used to prepare the current Mineral Resource estimate for the Turmalina Mine was selected for review (Table 12-1).  To carry out the comparison, all information was digitally re-coded and the results then compared with the source data contained in the master database.

TABLE 12-1 SUMMARY OF DATABASE VALIDATION DATA
Jaguar Mining Inc. – Turmalina Project

Turmalina Mine
	Drill Holes	Channel Samples
Total Data	937	5,141
5% subset	46	257

While a number of errors were detected in the Collar and Survey tables, no errors were detected in the Geology or Assay tables.  The main areas of concern identified by this exercise include:
•	The shortfall in the preparation of written procedures regarding data collection,

•	Database management along with the database software used to manage the information, and

•	Lack of a QA/QC program for the grade control channel samples.

RPA’s validation checks on the Turmalina drilling and sampling database provided by Jaguar included:

•	Conducted a site visit to personally inspect the style and structural complexity of the gold mineralization and its host rocks,

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•	Carried out independent validation of the drill hole database by means of spot checking of eight drill holes which intersected significant gold mineralization on Level 9 of Orebody A,

•	Checked collar locations relative to either the digital topographic surface or the location of the underground excavation digital model as appropriate,

•	Reviewed drill hole and sample orientations (azimuth/dip) relative to the location of the mineralized zones,

•	Completed validity checks for out-of-range values, overlapping intervals, and mismatched sample intervals,

•	Reviewed the reasonableness of the geological interpretations relative to the nature of the previously extracted mineralization,

•	Reviewed the geological wireframes to ensure that a minimum mining width was honoured, and

•	Reviewed the coding of the mined out material in the block model to ensure a reasonable match with the excavation model.

RPA’s validity check found only one non-material error in the assay data reviewed which represented an error rate of 0.5% of the assay records reviewed.  No errors were noted for the collar, survey, or lithology records reviewed.  RPA recommends a slight modification to the logging procedures whereby detailed information regarding the mineralized intervals be brought forward from the remarks column and be inserted as a major level entry in the drill logs to assist in preparation of future updates of the Mineral Resources.

The surface and underground drill hole collar locations are reasonable and channel samples are appropriately located with respect to the existing underground infrastructure.  RPA is of the opinion that the drilling and sampling database is appropriate to be used in the preparation of Mineral Resource and Mineral Reserve estimates.

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13 MINERAL PROCESSING AND METALLURGICAL TESTING

TURMALINA MINE METALLURGICAL TESTS

Machado (2005) reports that AngloGold carried out the following metallurgical testwork:

•	Metallurgical testwork in 1987 on 65 kg of mineralized core, 90% minus 200 mesh. Recovery by direct cyanidation (apparently bottle roll tests) yielded 91.4%.

•	Metallurgical testwork in 1992 on mineralized material from the 640 m level, 50 m below the pit floor. Recovery by direct cyanidation (apparently bottle roll tests) yielded 90.3%.

•
Metallurgical testwork in 1993 on a 44.9 t sample grading 5.84 g/t Au, from the 640 m and 626 m levels.  Samples crushed to 90% and 100% minus 400 mesh yielded recoveries of 86% and 93%, respectively, using direct cyanidation (apparently tank tests).

•	Metallurgical testwork in 1994 on a 17,000 t bulk sample grading 5.24 g/t Au. The bulk sample was treated at AngloGold’s Nova Lima Pilot Plant, near Belo Horizonte.

A summary of the historical testwork that was carried out prior to Jaguar’s ownership is provided in Table 13-1.

In January 2005, as part of the feasibility study work, a 10 t bulk sample was mined from underground for testing purposes (Clow and Valliant, 2006).  From this sample, six tonnes were used for the testing as described below:

1.	METSO Laboratories, Brazil:
a.	Full crushing tests to determine the size distribution and equipment design parameters.

2.	CETEC, Brazil:
a.	Conventional bottle roll tests at various grinds.

3.	Dawson Laboratories Inc, USA:
a.	Bond Ball Mill Work Index Tests
b.	Adsorption Kinetic Tests

4.	Dawson Laboratories and CDTN Research Center, Brazil:
a.	Agitated leach cyanidation tests at various grinds. Both laboratories reported leaching recoveries of 92% for the 200 mesh samples and 94% for 400 mesh.

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5.	Federal University of Minas Gerais, School of Engineering – Mining Engineering Department Laboratory, Brazil
a.	Settling Tests
b.	Dynamic Viscosity Tests

6.	Lakefield and Geosol, Brazil:
a.	Tailings characterization tests to determine acid generation potential.

7.	Mine System Design Inc. (MSD), USA:
a.	Paste fill tests

8.	AngloGold Laboratory, Brazil:
a.	Leaching testwork. The samples consisted of diamond drill core from the Principal and NE Zones and attained metallurgical recoveries of 92.96% and 92.87%, respectively.

Jaguar’s testwork of 2005 and 2006 is summarized in Table 13-1.

TABLE 13-1 HISTORICAL METALLURGICAL TESTWORK
Jaguar Mining Inc. – Turmalina Project

Year	Owner	Laboratory	Testwork	Results
1987	AngloGold	Morro Velho Mine	Gravity-Flotation-Cyanidation testing on 65 kg sample	Gravity recovery=10.4%
			grading 6.23 g/t Au	Flotation-Cyanidation recovery=90%x90%=81%
Total recovery=91.4%
1992	AngloGold		Bottle roll	90.3% recovery @ 90% minus 200 mesh
1993-94	AngloGold		35 t bench scale cyanidation	86% recovery @ 90% minus 200 mesh
93% recovery @ 90% minus 400 mesh
2005	Jaguar	METSO	Optimize crushing/screening by testing 6 t sample
Crush to 100 minus 3/8"
Test crushability & rod mill indices
Measure particle & bulk densities
Test abrasiveness
Measure flatness index
2005	Jaguar	CETEC	Bottle roll on 90% minus 100, 200, & 325 mesh
2005	Jaguar	Dawson Laboratories Inc.	Bond ball mill work index tests @ 100, 200, & 400 mesh
Adsorption kinetic tests to study carbon in pulp (CIP) vs. carbon in leach (CIL)

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Year	Owner	Laboratory	Testwork	Results
2005	Jaguar	CDTN Research Centre	Cyanidation in agitated tanks on 90% minus 200 & 325 mesh	92% recovery @ 90% minus 200 mesh 94.5% recovery @ 90% minus 325 mesh
2005	Jaguar	Federal Univ. of Minas Gerais	Viscosity, settling, and flocculent tests for thickener design
2005	Jaguar	Lakefield/Geosol	Tailings characterization to study acid generation potential
2005-06	Jaguar	Mine System Design (MSD)	Paste fill preparation tests
2006	Jaguar	AngloGold Laboratory	Leaching tests	92.96% rec, Prin. Zone, 92.87% rec NE Zone

FAINA, PONTAL, AND OREBODY D TESTING PROGRAMS

OXIDE MINERALIZATION

In August 2009, direct cyanidation testing was performed by Jaguar’s in-house process laboratory, located in Caeté, on oxide mineralization from the Faina deposit.  This cyanidation testing resulted in an average gold extraction of 96.1% on a sample of approximately 83% minus 200 mesh.

In August 2011, direct cyanidation testing was performed by Jaguar’s in-house process laboratory on oxide mineralization from the Orebody D target. The results indicate the Orebody D target oxide mineralization is amenable to cyanidation.

In February 2010, direct cyanidation testing was performed by Jaguar’s in-house process laboratory on oxide mineralization from the Pontal deposit.  The cyanidation testing resulted in an average gold extraction of 94.1%.

SULPHIDE MINERALIZATION

In May 2008, direct cyanidation testing was performed by Jaguar’s in-house process laboratory on a sample of sulphide mineralization from the Faina deposit.  The testing resulted in an average gold extraction of 42.91% at 80% minus 200 mesh and an average gold extraction of 42.99% at 80% minus 270 mesh, indicating that a portion of the Faina deposit sulphide mineralization is refractory.  In November 2008, direct cyanidation testing was performed by Jaguar’s in-house process laboratory on sulphide mineralization from Orebody D.  The cyanidation testing resulted in an average gold extraction of 60.0% at 90% minus 200 mesh, indicating that a portion of Orebody D sulphide mineralization is refractory (Machado, 2011).

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In October 2010, Jaguar engaged Resource Development Inc. (RDi) to complete a metallurgical test program on a 150 kg composite sample from the Faina and Orebody D deposits.  The objective of this test program was to identify and develop the best treatment processing route for the extraction of gold from the refractory sulphide deposits. This metallurgical test program, included grinding testwork, gravity concentration, whole ore cyanidation, carbon-in-leach (CIL), and flotation and pressure oxidation of whole ore, flotation concentrate.  The RDi test program indicated that 45% of the gold in the composite sample was free milling and the remaining gold was refractory. RDi concluded the best treatment route for the composite sample tested was to float the sulphides, pressure oxidize the flotation concentrate, and treat the oxidized material and flotation tailings in a CIL circuit to recover gold.  In this manner, the overall gold extraction for the refractory gold mineralization from the Faina and Orebody D deposits combined mineralized material is projected to be approximately 87.4% (Machado, 2011).

In September 2011, RDi completed a metallurgical test program on an approximately 50 kg sample of refractory sulphide mineralization from the Pontal deposit.  The objective of the testing was to determine if the metallurgical recovery of the refractory sulphide mineralization can be improved by roasting and subsequent cyanidation over direct cyanidation. Direct cyanidation resulted in a gold extraction of 58.0% and cyanidation of roasted mineralization improved the gold extraction to 80.3% (Machado, 2011).

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14 MINERAL RESOURCE ESTIMATE

SUMMARY

Table 14-1 summarizes the Mineral Resources as of December 31, 2014 based on a US$1,400/oz gold price.  The total Mineral Resources for the Turmalina Mine Complex comprise 2.85 million tonnes at an average grade of 5.08 g/t Au containing 466,000 ounces of gold in the Measured and Indicated Resource category and 3.3 million tonnes at an average grade of 6.4 g/t Au containing 673,000 ounces of gold in the Inferred Mineral Resource category.  The Mineral Resources include the Turmalina Mine and two satellite deposits, Faina and Pontal.  A cut-off grade of 2.5 g/t Au was used to report the Mineral Resources for the Turmalina Mine, and cut-off grades of 3.8 g/t Au and 2.9 g/t Au were used to report the Mineral Resources for the Faina and Pontal deposits, respectively.

The updated block model for the Turmalina Mine is based on drilling and channel sample data using a data cut-off date of June 30, 2014.  The database comprises 2,420 drill holes and 10,862 channel samples.  The estimate was generated from a block model constrained by three-dimensional (3D) wireframe models that were constructed using a minimum width of two metres.  The gold grades are interpolated using several interpolation algorithms using capped composited assays.  A capping value of 50 g/t Au was applied for all three Orebodies.  The Mineral Resources are reported using the gold grades estimated by the inverse distance cubed (ID3) method.  The wireframe models of the mineralization and excavated material for the Turmalina Mine, Faina Deposit and Pontal Deposit were constructed by Jaguar and reviewed by RPA.

The mineralized material for each Orebody was classified into the Measured, Indicated, or Inferred Mineral Resource categories on the basis of the search ellipse ranges obtained from the variography study, the observed continuity of the mineralization, the drill hole and channel sample density, and previous production experience with these orebodies.

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TABLE 14-1 SUMMARY OF TOTAL MINERAL RESOURCES – DECEMBER 31, 2014
Jaguar Mining Inc. – Turmalina Mine Complex

Category	Tonnes (000)	Grade (g/t Au)	Contained Oz Au (000)
Turmalina
Measured	966	4.71	146
Indicated	1,215	5.10	199
Sub-total M&I	2,182	4.93	346
Inferred	1,596	5.69	292

Faina
Measured	72	7.39	17
Indicated	189	6.66	42
Sub-total M&I	261	6.87	58
Inferred	1,542	7.26	360

Pontal
Measured	251	5.00	40
Indicated	159	4.28	22
Sub-total M&I	410	4.72	62
Inferred	130	5.03	21

Total Turmalina, Faina, and Pontal
Measured	1,289	4.92	203
Indicated	1,563	5.21	263
Sub-total M&I	2,853	5.08	466
Inferred	3,268	6.40	673

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are inclusive of Mineral Reserves.
3.	Mineral Resources include the Turmalina Mine, Faina deposit, and Pontal deposit.
4.	Mineral Resources are estimated at a cut-off grade of 2.5 g/t Au at Turmalina, 3.8 g/t Au at Faina, and 2.9 g/t Au at Pontal.
5.	Mineral Resources are estimated using a long-term gold price of US$1,400 per ounce.
6.	Mineral Resources are estimated using an average long-term foreign exchange rate of 2.5 Brazilian Reais: 1 US Dollar.
7.	A minimum mining width of approximately 2 m was used.
8.	Bulk density is 2.76 t/m3 for Orebodies A and B and 2.95 t/m3 for Orebody C at the Turmalina Mine.
9.	Gold grades are estimated by the inverse distance cubed interpolation algorithm using capped composite samples.
10.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
11.	Numbers may not add due to rounding.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other factors that could materially affect the Mineral Resource estimates.

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It is RPA’s opinion that the Turmalina Mineral Resource estimates were prepared in a professional and diligent manner by qualified professionals and that the estimates comply with CIM (2014).

TURMALINA MINE

DESCRIPTION OF THE DATABASE

Current drilling and sampling practices involve the initial delineation of the location of the mineralized lenses using surface-based drill holes.  Once sufficient primary underground access has been established, the mineralized lenses are further outlined by underground-based drill holes at a nominal spacing of 25 m to 50 m.  As development of the underground access progresses on the ore, a series of channel samples are taken in two locales (one set on the face and one set along the back) for each round.  The average sample spacing along development drifts is five metres.

Jaguar maintains an internal database which is used to store and manage all of the digital information for all of its operations.  The drill hole and channel sample information for the Turmalina Mine were extracted from this internal database into separate files for use in preparation of the Mineral Resource estimates.

The cut-off date for the drill hole database is June 30, 2014.  The drill hole and channel sample information were grouped into two sets (Orebodies A and B, and Orebody C) to reflect the spatial distribution of the gold mineralization at Turmalina.  The drilling and sampling was carried out using the UTM Datum Córrego Alegre, Zone 23S grid coordinate system.

A summary of the drilling and channel sampling information is provided in Table 14-2.

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TABLE 14-2 DESCRIPTION OF THE DATABASE AS AT JUNE 30, 2014
Jaguar Mining Inc. – Turmalina Mine

Category	Orebodies A and B	Orebody C	Total
Collars, Drill Holes	1,742	682	2,424
Collars, Channel Samples	8,613	2,249	10,862
Survey, Drill Holes	24,718	11,854	36,572
Survey, Channel Samples	40,026	14,999	55,025
Lithology, Drill Holes	13,937	13,833	27,770
Lithology, Channel Samples	40,024	17,181	57,205
Assays, Drill Holes:
FSN (Jaguar Drill Holes-C)	nil	13,373	13,373
FMT (Jaguar Drill Holes-A&B)	5,711	48	5,759
FTS (Jaguar Drill Holes)	7,043	3,405	10,448
JM (Jumbo Holes*)	72	Nil	72
LM (Jaguar Drill Holes)	5,307	1,017	6,324
SMB (Blast Holes*)	13,156	2,172	15,328
FC (Jaguar Drill Holes)		317
Total, Drill Holes	31,289	20,332	51,328
Assays, Channel Samples	40,026	17,182	57,208

*Note:  JM and SMB drill hole and assay information not used for current wireframe construction or grade estimates.

This drill hole information was modified slightly so as to be compatible with the format requirements of the MineSight v.7.60 mine planning software and was imported into that software package.  A number of new tables were created during the estimation process to capture such information as the intersection information between the drill holes and the wireframe models, density readings, capped assay records, and composited assay records.

The database included a number of assay records which contained entries of negative values to represent intervals of no sampling, lost core, lost sample, or no core recovery, some of which are contained within the mineralized wireframes.  Depending upon the specific local conditions, these null values can introduce an undesired positive bias upon the grade estimations.  Jaguar therefore elected to pursue a conservative approach by inserting a very low gold value of 0.01 g/t Au for these intervals of null values.  A total of 38,042 records were adjusted in this process.

RPA notes that the deposits are well drilled and well sampled.  The drilling and sampling protocols permit the identification and delineation of the mineralized areas with confidence.  The drilling and sampling practices are carried out to a high standard.  RPA is of the opinion that the drill hole and sampling database is suitable for use in preparation of Mineral Resource estimates.

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MINERALIZATION WIREFRAMES

The interpreted 3D wireframe models of the gold mineralization have been created using the assay values from surface- and underground-based drill holes, and channel sample data as available.  Wireframe models of the gold distribution for the three Orebodies were created using the MineSight and the LeapFrog Geo version 2.0.2 software packages.

The wireframe limits were drawn using a cut-off grade of 0.50 g/t Au and a nominal minimum width of 2.0 m.  Some lower grade gold values were included inside the wireframes to preserve the continuity of the interpretation.  The wireframe models were clipped to the original, pre-mining topography surface.

The main production of the mine has been from Orebody A, which is a folded, steeply east dipping tabular deposit with a steep southeasterly plunge that is located in a biotite schist host rock (Figure 14-1).  Better grades and widths are found with increased abundances of quartz and pyrite-arsenopyrite in the nose of this fold along the northern edge (Figure 14-2).  The mineralization in this deposit has been outlined along a strike length of approximately 250 m to 300 m and to depths of 700 m to 750 m below surface.  The deposit is accessed by a ramp system that has supported production over a vertical distance of approximately 600 m.  The mineralization in Orebody A has been defined by drilling below the lowest working level and good potential remains for discovering additional mineralization along the down-plunge projection with additional drilling.  Historically, Orebody A has been referred to as the “Main” orebody in historical documents.

Orebody B includes three lower grade lenses parallel to Orebody A.  Two of the lenses are located approximately 50 m to 75 m in the structural hangingwall and are accessed by a series of cross-cuts that are driven from Orebody A.  The third lens is located possibly along the axial plane.  The mineralization in this deposit has been outlined along a strike length of approximately 350 m to 400 m and to depths of 650 m to 700 m below surface.  Historically, Orebody B has been referred to as the “Northwest (NW)” orebody.

Orebody C is a series of 14 lenses that are located to the west in the structural footwall of Orebody A and are generally of lower grade than Orebody A (Figure 14-3).  They strike northwest and dip steeply to the northeast.  They are accessed by two cross-cuts from the main ramp.  A minor amount of production has been achieved from these lenses to date.  The mineralization in this deposit has been outlined along a strike length of approximately 800 m to 850 m and to depths of 400 m to 450 m below surface.  Historically, Orebody C has been referred to as the “Satinoco” orebody.

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Review of the wireframes reveals that the interpretations are reasonable and appropriate.  The locations of the Orebodies are illustrated in Figure 14-4.  The various lenses have been grouped into domains for statistics and modelling purposes.  Integer codes were assigned to the various zone wireframes and then the wireframes were used to transfer these codes to the block model.  The coding provided the means to customize grade interpolation parameters for each zone.  A listing of the domain codes is provided in Table 14-3.

TABLE 14-3 LIST OF WIREFRAME DOMAIN CODES
Jaguar Mining Inc. – Turmalina Mine

Domain Code	Name	Orebody
1	ANW	Orebody A - Portion NW
2	ASE	Orebody A - Portion SE
3	ASE02	Orebody A - Portion SE
4	ASE01	Orebody A - Portion SE
5	ASE03	Orebody A - Portion SE
6	AGRANADA	Orebody A - Portion SE - associated with Garnets
11	B	Ore body B
12	BHW	Orebody B Hang wall
21	CSE	Orebody C - Portion SE
22	CCE	Orebody C - Center Portion - CE "Central"
23	CNW	Orebody C - Portion NW

TOPOGRAPHY AND EXCAVATION MODELS

A topographic surface of the immediate mine area that is current as of October 2013 was used to code the block model for those portions of Orebodies A, B, and C that have been excavated by means of open pit mining methods (Figure 14-5).  A wireframe model of the completed underground excavations as of December 2014 was prepared and was used to code the block model for the portions of Orebodies A, B, and C that have been mined out (Figure 14-6).

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Legend:
Clorite Amphibole Schist
Biotite Schist
Quartz Biotite Schist
Sulfide Biotite Schist
Quartz Vein
Granite
Drift
N
513250 E
513300 E
513350 E
513400 E
513450 E
513500 E
513550 E
7817400 N
7817350 N
7817300 N
7817250 N
7817200 N
7817150 N
Orebody B
Orebody A
0 10 20 30 40 50
Metres
Figure 14-1
Jaguar Mining Inc.
Turmalina Mine
Mina Gerais State, Brazil
Plan View
Orebodies A and B
March 2015
Source: Jaguar Mining Inc., 2014.

14-7

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N
Excavation Outline
Wireframe Limit
Lithology:
Quartz
Biotite Schist with Quartz
Biotite Schist with Sulphides
Biotite Schist
Chlorite-Amphibole Schist
Undifined
0 2 4 6 8 10
Metres
March 2015

Figure 14-2

Jaguar Mining Inc.

Turmalina Mine

Mina Gerais State, Brazil

Gold Distribution,
Level 8, Orebody A

14-8

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7816950 N
7816900 N
7816850 N
7816800 N
512750 E
512800 E
512850 E
512900 E
N
Drift
240/10
190/50
240/10
20/70
185/30
0
10
20
30
40
50
Metres
Legend:
Chlorite Amphibole Schist
Iron Formation
Graphite Schist
Foliation
Fracture
Fault
March 2015
Source: Jaguar Mining Inc., 2014.

Figure 14-3

Jaguar Mining Inc.

Turmalina Mine

Minas Gerais State, Brazil

Plan View, Orebody C

14-9

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Plan View
Looking to Azimuth 200°
7817900N
N
Drill Hole Trace
7817400N
Underground Workings
7816900N
0 100 200 300 400 500
Metres
512700E
513200E
513700E
7816400N
S
N
Portal (El 695 m)
Drill Hole Trace
Underground Workings
Bottom of Ramp (El 075 m)
Legend:
Orebody A
Orebody B
Orebody C

Figure 14-4

Jaguar Mining Inc.

Turmalina Mine

Mina Gerais State, Brazil

Plan and Longitudinal Views of the Mineralized Wireframes

March 2015

14-10

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N
Portal
Orebody B
Orebody A
Orebody C
7817300N
7817050N
7816800N
512100E
512350E
512600E
513100E
513350E
0 50 100 150 200 250
Metres

Figure 14-5

Jaguar Mining Inc.

Turmalina Mine

Mina Gerais State, Brazil

Surface Topography

March 2015

Source: Jaguar Mining Inc., 2014.

14-11

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900Z
800Z
700Z
600Z
500Z
400Z
300Z
200Z
100Z
0Z
-100Z
-200Z
-300Z
-400Z
Orebody A
Orebody B
Orebody C
0 100 200 300 400 500
Metres
513000E
512000E
Portal
5130C0E
5120C0E

Figure 14-6

Jaguar Mining Inc.

Turmalina Mine

Mina Gerais State, Brazil

Mine Excavations as at June 2014

March 2015

Source: Jaguar Mining Inc., 2014.

14-12

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SAMPLE STATISTICS AND GRADE CAPPING

The mineralization wireframe models were used to code the drill hole database and identify the resource related samples.  These samples were extracted from the database into their respective domains, and then subjected to statistical analyses by means of histograms, probability plots, and decile analyses.  A total of 67,450 samples were contained within the mineralized wireframes, of which approximately 0.5% comprised samples with null values which had been replaced by near-zero values.  The sample statistics are summarized in Table 14-4.  Sample histograms are provided in Figures 14-7, 14-8, and 14-9.

TABLE 14-4 DESCRIPTIVE STATISTICS OF THE RAW GOLD ASSAYS
Jaguar Mining Inc. – Turmalina Mine

	Orebody A		Orebody B		Orebody C
Item	Uncapped	Capped	Uncapped	Capped	Uncapped	Capped
Length-Weighted Mean (g/t )	6.17	6.12	2.40	2.38	2.81	2.78
Median (g/t )	1.95	1.95	0.56	0.56	0.92	0.92
Mode (g/t )	0.01	0.01	0.01	0.01	0.01	0.01
Standard Deviation (g/t )	9.68	9.35	5.13	4.98	5.94	5.35
Coefficient of Variation	1.57	1.53	2.14	2.09	2.11	1.92
Sample Variance (g/t )	93.64	87.48	26.30	24.81	35.29	28.63
Minimum (g/t )	0.01	0.01	0.01	0.01	0.01	0.01
Maximum (g/t )	94.67	50.00	76.83	50.00	184.00	50.00
Count	37,038	37,038	14,690	14,690	15,722	15,722
Number of Null Values	224		69		55
Percent Null Values	0.6%		0.5%		0.3%

On the basis of its review of the assay statistics, RPA believes that a capping value of 50 g/t Au is appropriate for each of the three Orebodies.  The selection of capping values can be re-examined in light of grade reconciliation information and adjusted accordingly.

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FIGURE 14-7   FREQUENCY HISTOGRAM OF RAW GOLD ASSAYS,
OREBODY A

FIGURE 14-8   FREQUENCY HISTOGRAM OF RAW GOLD ASSAYS,
OREBODY B

Jaguar Mining Inc. – Turmalina Mine, Project 2347 Technical Report NI 43-101 – March 27, 2015	Page 14-14

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FIGURE 14-9   FREQUENCY HISTOGRAM OF RAW GOLD ASSAYS,
OREBODY C

COMPOSITING METHODS

The selection of an appropriate composite length began with examination of the descriptive statistics of the raw assay samples and preparation of sample length frequency histograms (Figures 14-10, 14-11, and 14-12).  Consideration was also given to the size of the blocks in the model.

On the basis of the available information, RPA believes that a composite length of one metre for all samples is reasonable.  All samples contained within the mineralized wireframes were composited to a nominal one metre length using the best-fit function of the MineSight software package.  The composite descriptive statistics are provided in Table 14-5.

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FIGURE 14-10   FREQUENCY HISTOGRAM OF SAMPLE LENGTHS,
OREBODY A

FIGURE 14-11   FREQUENCY HISTOGRAM OF SAMPLE LENGTHS,
OREBODY B

Jaguar Mining Inc. – Turmalina Mine, Project 2347 Technical Report NI 43-101 – March 27, 2015	Page 14-16

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FIGURE 14-12   FREQUENCY HISTOGRAM OF SAMPLE LENGTHS,
OREBODY C

TABLE 14-5 DESCRIPTIVE STATISTICS OF THE GOLD COMPOSITES
Jaguar Mining Inc. – Turmalina Mine

	Orebody A		Orebody B		Orebody C
Item	Uncapped	Capped	Uncapped	Capped	Uncapped	Capped
Length-Weighted Mean (g/t)	6.22	6.17	2.41	2.40	2.69	2.66
Median (g/t)	2.50	2.50	0.74	0.74	0.96	0.96
Mode (g/t)	0.01	0.01	0.01	0.01	0.01	0.01
Standard Deviation (g/t)	8.73	8.48	4.51	4.40	5.33	4.98
Coefficient of Variation	1.40	1.37	1.87	1.83	1.98	1.87
Sample Variance (g/t)	76.16	71.87	20.36	19.37	28.37	24.81
Minimum (g/t)	0.01	0.01	0.01	0.01	0.01	0.01
Maximum (g/t)	86.36	50.00	65.17	50.00	138.24	50.00
Count	22,458	22,458	8,665	8,665	11,252	11,252

BULK DENSITY

A summary of the bulk densities used for the various material types is presented in Table 14-6.  The tonnage estimates for Orebodies A and B incorporate a bulk density of 2.76 t/m3, based on previous testwork completed by Metso Minerals (Clow and Valliant, 2006).  Jaguar has carried out a compilation of all available density measurements taken since then, and has also recently commissioned a program of systematic determination of the bulk density in the fall 2014 of all in-fill and exploration drill holes.  A summary of the information compiled to date is provided in Table 14-7 and will be included in future Mineral Resource and Mineral Reserve updates.  The new data support slightly higher ore and waste densities.

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TABLE 14-6 MATERIAL DENSITIES BY OREBODY
Jaguar Mining Inc. – Turmalina Mine

Orebody	Density (t/m³)
A	2.76
B	2.76
C	2.95
Waste	2.7

TABLE 14-7 SUMMARY OF DENSITY MEASUREMENTS BY OREBODY
Jaguar Mining Inc. – Turmalina Mine

			Chip Samples		Drill Core Samples		Total Samples
Orebody	Rock Status	Ore/ Waste	Number	Bulk Density (t/m3)	Number	Bulk Density (t/m3)	Number	Bulk Density (t/m3)
A	Fresh	Ore	11	2.85	77	2.81	88	2.82
		Waste			8	2.78	8	2.78
B	Fresh	Ore	2	3.00			2	3.00
		Waste			2	2.79	2	2.79
C	Fresh	Ore	3	2.80	84	2.99	87	2.98
		Waste			433	2.84	433	2.84
	Transition	Ore			26	2.79	26	2.79
	Weathered	Ore			11	2.82	11	2.82

TREND ANALYSIS

As an aid in carrying out variography studies of the continuity of the gold grades in the mineralized domain models, a short study to examine the overall trends was carried out.  For this exercise, a data file was prepared that contained the gold values for each drill hole and channel sample contained within the respective mineralized domain model.  The resulting gold grades were digitally contoured using the LeapFrog software package and the results are shown in Figures 14-13 through 14-16.

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View Towards Azimuth 200°

Auppm
5
2
1
0.5
+600
+400
+200
+0
Plunge 00
Azimuth 200
0 50 100 150 200

Figure 14-13

Jaguar Mining Inc.

Turmalina Mine

Mina Gerais State, Brazil

Gold Distribution

Orebody ANW and ASE

March 2015

Source: Jaguar Mining Inc., 2014.

14-19

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View Towards Azimuth 200°

Auppm
5
2
1
0.5
+600
+400
+200
+0
Plunge 00
Azimuth 200
0 50 100 150 200

Figure 14-14

Jaguar Mining Inc.

Turmalina Mine

Mina Gerais State, Brazil

Gold Distribution
Orebody ANW and ASE02

March 2015

Source: Jaguar Mining Inc., 2014.

14-20

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View Towards Azimuth 200°

Auppm
5
2
1
0.5
+600
+400
+200
Plunge 00
Looking South
0 50 100 150 200

Figure 14-15

Jaguar Mining Inc.

Turmalina Mine

Mina Gerais State, Brazil

Gold Distribution

Orebody B

March 2015

Source: Jaguar Mining Inc., 2014.

14-21

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View Towards Azimuth 200°
Auppm
5
2
1
0.5
+750
+600
+450
+300
Plunge 00
Azimuth 220
0
50
100
150

Figure 14-16

Jaguar Mining Inc.

Turmalina Mine

Mina Gerais State, Brazil

Gold Distribution

Orebody C

March 2015

Source: Jaguar Mining Inc., 2014.

14-22

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It can be seen that an overall down-plunge of the gold grade is present for Orebody A.  The gold distribution in Orebody B does not show any clear trends, however, this may be due to the density of information combined with the isotropic search ellipse used to prepare the contours.  The gold grades for Orebody C do not show any clear trends, however, a weak along-strike orientation may be present.

VARIOGRAPHY

Jaguar began its analysis of the spatial continuity by constructing separate downhole and omnidirectional variograms using the capped, composited sample data for each of the orebodies, with the objective of determining an appropriate value for the global nugget (C0).  The analysis proceeded with the evaluation of any anisotropies that may be present in the data, which resulted in successful variograms with reasonably good model fits.  The variography package of the MineSight software package was used to construct the variograms.  Examples are presented in Figures 14-17, 14-18, and 14-19.  A summary of the variogram parameters derived for each of the three Orebodies is presented in Table 14-8.  The MineSight software package uses the azimuth/dip/plunge rotation convention (Figure 14-20).

FIGURE 14-17   MAJOR AXIS VARIOGRAM, OREBODY A

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FIGURE 14-18   MAJOR AXIS VARIOGRAM, OREBODY B

FIGURE 14-19   MAJOR AXIS VARIOGRAM, OREBODY C

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TABLE 14-8 SUMMARY OF VARIOGRAPHY AND INTERPOLATION PARAMETERS
Jaguar Mining Inc. – Turmalina Mine

Item	Orebody A	Orebody B	Orebody C
Nugget (C0)	34.0	5.0	10
Sill, Major Axis (C1)	16.0 (8 m)	10.0 (36 m)	8.0 (8m)
Sill, Major Axis (C2)	23.5 (42 m)	4.9 (60 m)	26.0 (26 m)
Model Type	Spherical	Spherical	Spherical
Orientation	060/-55/47	030/-65/40	045/-60/20
Anisotropy Ratio (Major/Semi-Major)	1.62	2.4	1.44
Anisotropy Ratio (Major/Minor)	3.0	6.0	2.17
Minimum Number of Samples	3	3	3
Maximum Number of Samples	8	8	8
Maximum Number of Samples per Hole	2	2	2
Maximum Number of Samples per Quadrant	2	2	2

FIGURE 14-20   MINESIGHT ROTATION CONVENTION

BLOCK MODEL CONSTRUCTION

The block model was constructed using the MineSight version 7.60 software package and comprised an array of 2 m x 2 m x 2 m sized blocks using a partial percentage attribute.  The model is oriented parallel to the coordinate grid system (i.e., no rotation or tilt).  The selection of the block size for this model was based upon the block sizes previously employed at the mine.  The block model origin, dimensions, and attribute list are provided in Table 14-9.  A number of attributes were created to store such information as rock code, material densities, estimated gold grades, mineral resource classification, mined out material and the like (Table 14-10).

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Gold grades were estimated into the blocks by means of inverse distance squared (ID2) and cubed (ID3), ordinary kriging (OK), and nearest neighbour (NN) interpolation algorithms.  A total of four interpolation passes were carried out using distances derived from the variography results and the search ellipse parameters presented above.

In general, “hard” domain boundaries were used along the contacts of the mineralized domain models.  Only data contained within the respective wireframe model were allowed to be used to estimate the grades of the blocks within the wireframe in question, and only those blocks within the wireframe limits were allowed to receive grade estimates.

Due to the unique geometry of Orebody A, three sub-domains were created for the main mineralized lens.  Domain ANW was created for the “nose” portion of the mineralized wireframe, and separate domains were created for the northern and southern “limbs” of the mineralization (ASE and ASE02, respectively).  Soft data domain boundaries were used for these three sub-domains to permit a smooth transition of gold grades in the block model.

TABLE 14-9 BLOCK MODEL DEFINITION
Jaguar Mining Inc. – Turmalina Mine

Type	Y (Northing)	X (Easting)	Z (Elevation)
Minimum Coordinates (m)	7,816,600	511,800	-300
Maximum Coordinates (m)	7,818,100	513,900	800
User Block Size (m)	2	2	2
Min. Block Size (m)	2	2	2
Rotation (°)	0.000	0.000	0.000

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TABLE 14-10 LIST OF BLOCK MODEL ATTRIBUTES
Jaguar Mining Inc. – Turmalina Mine

Variable Name	Description
au_id2_cap	Gold by Inverse Distance, Power 2, Capped Composites
au_id2_raw	Gold by Inverse Distance, Power 2, Uncapped Composites
au_id3_cap	Gold by Inverse Distance, Power 3, Capped Composites
au_id3_raw	Gold by Inverse Distance, Power 3, Uncapped Composites
au_nn_cap	Gold by Nearest Neighbour, Capped Composites
au_nn_raw	Gold by Nearest Neighbour, Uncapped Composites
au_ok_cap	Gold by Ordinary Kriging, Capped Composites
au_ok_raw	Gold by Ordinary Kriging, Uncapped Composites
auwid	Gold for Waste Envelope by Inverse Distance
avd	Average Distance of Informing Samples
class	Mineral Resource Classification (1=measured, 2=indicated, 3=inferred)
clod	Distance to Closest Informing Sample
density	Material Density
mined	Mined Out (-1=Remaining Material, 1=Mined Out Stopes, 2=Mined Out Drifts, 3=Sill Pillars)
ndh	Number of Drill Holes in Estimate
no_samp	Number of Informing Samples
nq	Number of Quadrants with Composites
ore_pct	Percent of Block Inside the Wireframe
pass	Pass Number 1=Half of Variogram Range, 2=Variogram Range, 3=2x Range, 4=4x Range
fthd	Distance of the Farthest Composite
rock	Material Code
rsrc	Resource/Reserve Reporting Flag (1=resource)
topo_pct	Percent of Block Below Topography Surface
vokr	Kriging Variance using Uncapped Composites
vokc	Kriging Variance using Capped Composites

BLOCK MODEL VALIDATION

Block model validation exercises consisted of comparing the descriptive statistics from the composited samples against the block model estimated gold grades (Table 14-11).  In general, the block estimated mean grades for Orebodies B and C were lower than the capped, composited informing samples, and RPA attributes this difference to the volume-variance effect.  The block estimated mean grades for Orebody A were observed to be higher than the capped, composited informing samples.  Further investigation revealed that this was a result of the relatively large amount of above-average grade blocks that are located in the lower portions of Orebody A relative to the number and location of the informing samples.

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TABLE 14-11 COMPARISON OF BLOCK MODEL AND COMPOSITE GOLD GRADES
Jaguar Mining Inc. – Turmalina Mine

ITEM	COMPOSITES		Block Model - 2014/12/12
	AuRaw	AuCAP	Au-Kriged	Au-ID2	Au-ID3	Au-NN
OREBODY A
Minimum	0.01	0.01	0.01	0.01	0.01	0.01
Maximum	86.36	50.00	47.03	48.69	49.85	50.00
Mean	6.32	6.27	6.80	6.83	6.83	6.73
1st Quartile	0.63	0.59	2.48	2.23	1.98	0.54
Median	2.71	2.68	5.54	5.29	5.17	3.28
3rd Quartile	8.37	8.38	9.81	9.87	10.10	10.98
Std. Dev.	8.84	8.57	5.54	5.96	6.23	8.14
Variance	78.16	73.50	30.72	35.47	38.83	66.27
Co. of Variation	1.40	1.37	0.82	0.87	0.91	1.21
OREBODY B
Minimum	0.01	0.01	0.01	0.01	0.01	0.01
Maximum	65.17	50.00	33.58	44.46	48.79	50.00
Mean	2.44	2.42	1.89	1.87	1.87	1.88
1st Quartile	0.22	0.19	0.60	0.57	0.52	0.14
Median	0.77	0.79	1.20	1.14	1.11	0.59
3rd Quartile	2.57	2.58	2.28	2.21	2.23	1.99
Std. Dev.	4.58	4.46	2.27	2.37	2.47	3.72
Variance	20.94	19.89	5.15	5.60	6.11	13.80
Co. of Variation	1.88	1.84	1.20	1.27	1.33	1.98
OREBODY C
Minimum	0.01	0.01	0.01	0.01	0.01	0.01
Maximum	138.24	50.00	38.08	44.38	47.17	50.00
Mean	2.71	2.68	2.20	2.15	2.14	2.04
1st Quartile	0.22	0.24	0.52	0.48	0.41	0.09
Median	1.05	0.99	1.25	1.14	1.12	0.79
3rd Quartile	2.71	2.73	2.81	2.69	2.63	1.84
Std. Dev.	5.41	5.03	2.76	2.94	3.07	4.57
Variance	29.29	25.33	7.64	8.62	9.45	20.86
Co. of Variation	2.00	1.88	1.26	1.36	1.44	2.24

Validation exercises continued with preparation of swath plots by northing, easting, and elevation for each of the three Orebodies that compared the capped composite grades with the gold grades estimated by the OK, ID2 and ID3, and NN interpolation algorithms.  A sample swath plot for Orebody A is presented in Figure 14-21.

Validation exercises then proceeded to examining the accuracy of the block model relative to mine production for 2013 and 2014 (January to June).  A summary of the grade and tonnage reconciliations for this period are presented in Figure 14-22 and 14-23, respectively.  A variance analysis is presented in Table 14-12.

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FIGURE 14-21   SWATH PLOT BY ELEVATION, OREBODY A

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FIGURE 14-22   GRADE AND CONTAINED METAL RECONCILIATION, 2013 AND
2014 YTD

FIGURE 14-23   TONNAGE RECONCILIATION, 2013 AND 2014 YTD

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TABLE 14-12 RECONCILIATION REPORT, 2013 AND 2014 YTD
Jaguar Mining Inc. – Turmalina Mine

Period	Mine Report			Block Model
	Tonnes	Au (g/t)	Oz Au	Tonnes	Grade (OK)	Grade (ID2)	Grade (ID3)	Oz Au (OK)	Oz Au (ID2)	Oz Au (ID3)
2013	460,731	2.99	44,301	453,035	3.15	3.14	3.12	45,949	45,673	45,429
2014-Jan	33,760	2.66	2,892	31,508	2.62	2.63	2.63	2,654	2,668	2,660
2014-Feb	37,273	4.09	4,896	40,112	3.80	3.77	3.75	4,898	4,866	4,839
2014-Mar	38,099	4.02	4,920	34,894	4.91	4.88	4.85	5,511	5,478	5,437
2014-Apr	40,286	3.51	4,551	36,407	4.19	4.06	4.00	4,904	4,756	4,680
2014-May	33,043	3.89	4,137	31,487	4.21	4.20	4.20	4,259	4,252	4,249
2014-Jun	34,310	3.53	3,890	28,651	3.89	3.87	3.86	3,579	3,563	3,554
2104-YTD	216,771	3.63	25,286	203,059	3.95	3.92	3.89	25,806	25,583	25,418

Total 2013 & 2014	677,502	3.19	69,587	656,094	3.40	3.38	3.36	71,755	71,256	70,847

Variance (BM- Actual)	Tonnes	Grade (OK)	Grade (ID2)	Grade (ID3)	Oz Au (OK)	Oz Au (ID2)	Oz Au (ID3)
2013	-7,696	0.16	0.15	0.13	1,648	1,372	1,129
2014-Jan	-2,252	-0.04	-0.03	-0.04	-238	-224	-232
2014-Feb	2,839	-0.29	-0.31	-0.33	2	-30	-58
2014-Mar	-3,205	0.90	0.87	0.83	591	558	517
2014-Apr	-3,879	0.68	0.55	0.48	353	205	129
2014-May	-1,556	0.31	0.31	0.30	122	115	111
2014-Jun	-5,659	0.36	0.34	0.33	-311	-327	-336
2104-YTD	-13,712	0.32	0.29	0.26	519	297	131

Total 2013 & 2014	-21,408	0.21	0.18	0.16	2,167	1,669	1,260

Variance %	Tonnes	Grade (OK)	Grade (ID2)	Grade (ID3)	Oz Au (OK)	Oz Au (ID2)	Oz Au (ID3)
2013	-2	5	5	4	4	3	3
2014-Jan	-7	-2	-1	-1	-8	-8	-8
2014-Feb	8	-7	-8	-8	0	-1	-1
2014-Mar	-8	22	22	21	12	11	11
2014-Apr	-10	19	16	14	8	4	3
2014-May	-5	8	8	8	3	3	3
2014-Jun	-16	10	10	9	-8	-8	-9
2104-YTD	-6	9	8	7	2	1	1

Total 2013 & 2014	-3	6	6	5	3	2	2

MINERAL RESOURCE CLASSIFICATION CRITERIA

The Mineral Resources in this report were estimated in accordance with the definitions contained in CIM (2014).

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The mineralized material for each wireframe was classified into the Measured, Indicated, or Inferred Mineral Resource category on the basis of the search ellipse ranges obtained from the variography study, the demonstrated continuity of the gold mineralization, the density of drill hole and chip sample information, and the presence of underground access.

On the basis of these criteria, Measured Mineral Resources comprise that material that has been estimated using Pass #1 that is located between developed levels.  Indicated Mineral Resources comprise that material that has been estimated using Pass #2, and Inferred Mineral Resources comprise that material that has been estimated using Pass #3.  Clipping polygons were used in a final stage of the classification process to ensure continuity and consistency of the classified blocks in the model.

RESPONSIBILITY FOR ESTIMATION

The estimate of the Mineral Resources for the Turmalina Mine presented in this report was prepared by Mr. Helbert Taylor Vieira, Senior Geologist with Jaguar under the supervision of Mr. Jean-Marc Lopez, Director – Mine Geology with Jaguar and Mr. Reno Pressacco, M.Sc.(A), P.Geo., with RPA.  Mr. Pressacco is a Qualified Person as defined in NI 43-101, is independent of Jaguar, and takes responsibility for this Mineral Resource estimate.

CUT-OFF GRADE

A cut-off grade of 2.5 g/t Au is used for reporting of Mineral Resources.  This cut-off grade was arrived at using a gold price of US$1,400/oz, average gold recovery of 88%, and 2014 actual cost data for the Turmalina Mine.  Gold prices used for reserves are based on consensus, long term forecasts from banks, financial institutions, and other sources.  For resources, gold prices used are slightly higher than those for reserves.

MINERAL RESOURCE ESTIMATE

The Mineral Resources are inclusive of Mineral Reserves.  For those portions of the Mineral Resources that comprise the Mineral Reserve, the stope design wireframes were used to constrain the Mineral Resource reports.

Additional Mineral Resources are present that reside beyond the Mineral Reserves.  For these areas, clipping polygons were prepared to aid in the estimation of the Mineral Resources.  The clipping polygons were prepared in either plan or longitudinal views, as appropriate.  The clipping polygons were drawn to include continuous volumes of blocks whose estimated grades were above the stated cut-off grade, and were not located in mined out areas.  The clipping polygons were used to appropriately code the block model and report the Mineral Resources.

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At a cut-off grade of 2.5 g/t Au, the Mineral Resources at the Turmalina Mine comprise 2.18 million tonnes at an average grade of 4.93 g/t Au containing 346,000 ounces of gold in the Measured and Indicated Resource category and 1.6 million tonnes at an average grade of 5.7 g/t Au containing 292,000 ounces of gold in the Inferred Mineral Resource category.  The Mineral Resources are presented in further detail in Table 14-13 and Figure 14-24.

TABLE 14-13 SUMMARY OF MINERAL RESOURCES AS OF DECEMBER 31, 2014 – TURMALINA MINE
Jaguar Mining Inc. – Turmalina Mine

Category	Tonnage (000 t)	Grade (g/t Au)	Contained Metal (000 oz Au)
Orebody A:
Measured	412	6.93	92
Indicated	491	8.35	131
Sub-total M&I	904	7.70	224
Inferred	389	11.38	142
Orebody B:
Measured	514	3.11	51
Indicated	67	3.12	7
Sub-total M&I	581	3.11	58
Inferred	16	2.83	1
Orebody C:
Measured	40	2.48	3
Indicated	657	2.88	61
Sub-total M&I	697	2.86	64
Inferred	1,191	3.88	148
Total Turmalina Mine:
Total, Measured	966	4.71	146
Total, Indicated	1,215	5.10	199
Total Measured & Indicated	2,182	4.93	346
Total, Inferred	1,596	5.69	292

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 2.5 g/t Au.
3.	Mineral Resources are estimated using a long-term gold price of US$1,400 per ounce.
4.	Mineral Resources are estimated using an average long-term foreign exchange rate of 2.5 Brazilian Reais: 1 US Dollar.
5.	A minimum mining width of approximately 2 m was used.

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6.	Bulk density is 2.76 t/m3 for Orebodies A and B and 2.95 t/m3 for Orebody C.
7.	Gold grades are estimated by the inverse distance cubed interpolation algorithm using capped composite samples.
8.	Mineral Resources are inclusive of Mineral Reserves.
9.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
10.	Numbers may not add due to rounding.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other factors that could materially affect the Mineral Resource estimates.

It is RPA’s opinion that the Turmalina Mineral Resource estimates were prepared in a professional and diligent manner by qualified professionals and that the estimates comply with CIM (2014).

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Orebody A
View Towards Azimuth 200 degrees
700Z
600Z
500Z
400Z
300Z
200Z
100Z
0Z
-100Z
513900E
512900E
512400E
511900E
0 100 200 300 400
Metres
Orebody B
View Towards Azimuth 200 degrees
513400E
Orebody C
View Towards Azimuth 200 degrees

Figure 14-24

Jaguar Mining Inc.

Turmalina Mine

Minas Gerais State, Brazil

Mineral Resources as at December 2014

March 2015

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FAINA DEPOSIT

DESCRIPTION OF THE DATABASE

The drill hole database for the Faina deposit includes surface and underground drill holes along with surface trench and underground channel samples taken from the open pit and underground excavations, respectively.  The drill hole and trench/channel sample data includes both historical-based samples collected by Mineração Morro Velho (MMV), a prior owner of the property, along with more recently completed drill holes and samples collected by Jaguar.

The drilling and sampling completed by Jaguar was carried out using the UTM Central Meridian 45° WGR, Zone 23S grid coordinate system.  The drilling was completed in several campaigns that took place between February 2009 and January 2013.

The historical drill hole and channel sample data were derived from such historical records as drill logs and plan maps.

All historical data and more recently collected information have been entered into Jaguar’s internal master database.  The drill hole and channel sample information for the Faina deposit was extracted from this internal database into separate files and imported into the MineSight mine modelling software package for use in preparation of the updated Mineral Resource estimates.

A summary of the drilling and channel sampling information is provided in Table 14-14 and the drill hole and channel sample locations are shown in Figure 14-25.

TABLE 14-14 SUMMARY OF THE FAINA DRILL HOLE AND CHANNEL SAMPLE DATABASE
Jaguar Mining Inc. – Faina Deposit

Table	Number of Records
Collar (DDH, Chip and Trench)	3,992 (52,474 m)
Survey	23,239
Assay	47,667
Lithology	19,025
Weathering	8,870

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Overburden and Waste Rock Storage
N
7818650N
7818400N
7818150N
7817900N
511100E
511350E
511600E
Open Pit
Adit
Underground Excavations
Drill Holes
0 50 100 150 200 250
Metres
March 2015

Figure 14-25

Jaguar Mining Inc.

Turmalina Mine

Mina Gerais State, Brazil

Drill Hole Location and Topography - Faina Deposit

14-37

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This drill hole information was modified slightly so as to be compatible with the format requirements of the MineSight v.7.60 mine planning software and was imported into that software package. A number of new tables were created during the estimation process to capture such information as the intersection information between the drill holes and the wireframe models, density readings, capped assay records, and composited assay records.

The database included a number of assay records which contained entries of negative values to represent intervals of no sampling, lost core, lost sample, or no core recovery, some of which are contained within the mineralized wireframes.  Depending upon the specific local conditions, these null values can introduce an undesired positive bias upon the grade estimations.  Jaguar therefore elected to pursue a conservative approach by inserting a very low gold value of 0.01 g/t Au for these intervals of null values.  A total of 8,924 records were adjusted in this process.

MINERALIZATION WIREFRAMES

The interpreted three-dimensional wireframe models of the gold mineralization have been created using the assay values from surface and underground drill holes, channel sample data as available, and the detailed geological mapping information contained on the historical plan maps of the underground excavations.

Wireframe models of the gold distribution were created using the LeapFrog Geo version 2.0.2 software package.  The wireframe limits were drawn using a cut-off grade of 0.50 g/t Au and a nominal minimum width of 2.0 m.  Some lower grade gold values were included inside the wireframes to preserve the continuity of the interpretation.  The wireframe models were initially projected well above the as-mined surface but were subsequently clipped to the maximum as-mined topography prior to coding of the block model.  A total of 39 individual wireframe models were created along a strike length of approximately 750 m and to a vertical depth of approximately 500 m from surface.  In general, the wireframe models display a general northwest strike and plunge to the northeast at approximately 40°.  The wireframe models were grouped into three domains (NW, Central, and SE Domains) on the basis of their geometries for statistical purposes and for ease of grade interpolation into the block model (Figure 14-26).  Integer codes were assigned to each of the individual wireframes to aid in proper coding of the block model.

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Wireframe surfaces were also created for oxidized and transitional weathering volumes using all available drill hole, channel, and trench sample information.

TOPOGRAPHY AND EXCAVATION MODELS

Two topography surfaces have been created that provide coverage over the area of the Faina deposit (Figure 14-27).  The first surface represents the limit of open pit excavation, and was used to properly code the block model with the mined out volume.  The second surface represents the current topography surface and accounts for the volume in the southeast portion of the mined out pit that was filled in with back fill material.  The depth of the back filled area is estimated at approximately 20 m.

A solid model of the underground excavation volume was created using existing centre-line survey data and a general arched cross section profile of 3 m x 3 m.  The cross sectional profile was selected based on observations made by Jaguar staff during several visits made to the underground exposures.  The underground solid model was used to code the block model with a mined out code.

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Overburden and Waste Rock Storage
NW Domain
N
7818650N
7818400N
7818150N
7817900N
Open Pit
Central Domain
Adit
Drill Holes
SE Domain
Mineralized Wireframes
Figure 14-26
511100E
511850E
512100E
0 50 100 150 200 250
Metres
Jaguar Mining Inc.
Turmalina Mine
Mina Gerais State, Brazil
Plan View of the Mineralized Wireframes - Faina Deposit
March 2015

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As-Mined Surfaces
As-Mined Surfaces, with Back Fill
N
7818200N
7818100N
7818000N
511400E
511500E
511600E
511700E
511800E
511900E
Back Filled Area
0
50
100
150
200
Metres

Figure 14-27

Jaguar Mining Inc.

Turmalina Mine

Minas Gerais State, Brazil

As-mined and Back Filled Topographic Surfaces - Faina Deposit

March 2015

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SAMPLE STATISTICS AND GRADE CAPPING

The mineralization wireframe models were used to code the drill hole database and identify the resource-related samples.  These samples were extracted from the database into their respective domains, and then subjected to statistical analyses by means of histograms, probability plots, capping curves, and decile analyses.  A total of 12,419 samples were contained within the mineralized wireframes.

On the basis of its review of the assay statistics, RPA believes that a capping value of 30 g/t Au for channel samples and 25 g/t Au for drill hole samples is appropriate for each of the three domains.  This capping value is consistent with that presented in Machado (2011).  The updated descriptive statistics for both the uncapped and capped assays are provided in Table 14-15.

TABLE 14-15 DESCRIPTIVE STATISTICS BY DOMAIN - FAINA DEPOSIT
Jaguar Mining Inc. – Faina Deposit

	NW Domain		Central Domain		SE Domain		All Domains Combined
Item	Uncapped (g/t Au)	Capped (g/t Au)	Uncapped (g/t Au)	Capped (g/t Au)	Uncapped (g/t Au)	Capped (g/t Au)	Uncapped (g/t Au)	Capped (g/t Au)
Mean	2.06	2.01	2.06	1.94	2.21	2.13	2.08	2.01
Median	0.66	0.66	0.58	0.58	0.72	0.72	0.64	0.64
Mode	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Std Dev	4.32	3.59	5.06	4.04	4.47	3.86	4.52	3.73
Sample Variance	18.70	12.87	25.63	16.35	19.96	14.90	20.42	13.90
Minimum	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Maximum	143.86	30.00	78.00	30.00	48.19	30.00	143.86	30.00
Count	8,177	8,177	2,844	2,844	1,398	1,398	12,419	12,419

COMPOSITING METHODS

The selection of an appropriate composite length began with examination of the descriptive statistics of the raw assay samples and preparation of frequency histograms.  Consideration was also given to the size of the blocks in the model.

On the basis of the available information, RPA believes that a composite length of one metre for all samples is reasonable.  All samples contained within the mineralized wireframes were composited to a nominal one metre length using the best-fit function of the MineSight software package.  The descriptive statistics are provided in Table 14-16.

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TABLE 14-16 DESCRIPTIVE STATISTICS OF THE COMPOSITED SAMPLES
Jaguar Mining Inc. – Faina Deposit

Item	Uncapped (g/t Au)	Capped (g/t Au)
Mean	1.79	1.74
Median	0.56	0.56
Mode	0.01	0.01
Standard Deviation	3.69	3.23
Sample Variance	13.61	10.46
Minimum	0.01	0.01
Maximum	73.86	30.00
Count	7,495	7,495

VARIOGRAPHY

Jaguar began its analysis of the spatial continuity by constructing separate omnidirectional variograms using the capped, composited sample data for each of the three domains, with the objective of determining an appropriate value for the global nugget (C0).  The analysis proceeded with the evaluation of any anisotropies that may be present in the data which resulted in successful variograms with reasonably good model fits for the down-plunge direction.  Due to the spatial complexities inherent in the mineralized wireframe models, poor model fits were obtained for the along-strike and across-dip directions.  The variography package of the MineSight software package was used to construct the variograms.  A summary of the variography and interpolation parameters is presented in Table 14-17.

Four passes were used to interpolate block grades.  Pass #1 used search ellipses that were one-half of the variogram ranges, Pass #2 used search ellipses with the variogram ranges as defined, Pass #3 used twice the variogram ranges, and Pass #4 used four times the variogram ranges.  A single search ellipse orientation was used for the NW Domain and SE Domain, however, two search ellipse orientations were used for the Central Domain due to the complex spatial geometry in this area.  The number of samples per quadrant was relaxed from two to one for passes #3 and #4, and the maximum number of composites per hole were relaxed from two to one for pass #4.

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TABLE 14-17 SUMMARY OF VARIOGRAPHY AND INTERPOLATION PARAMETERS
Jaguar Mining Inc. – Faina Deposit

Item	NW Domain	Central Domain	SE Domain
Nugget (C0)	5.0	6.0	4.0
Sill, Major Axis (C1)	5.45 (40 m)	4.28 (30 m)	6.62 (65 m)
Model Type	Spherical	Spherical	Spherical
Orientation*	070/-50/15	60/-55/-45 & 60/-55/60	60/-50/-25
Anisotropy Ratio (Major/Semi-Major)	2.67	1.88	1.91
Anisotropy Ratio (Major/Minor)	6.67	6.0	3.61
Minimum Number of Samples	3	3	3
Maximum Number of Samples	8	8	8
Maximum Number of Samples per Hole	2	2	2
Maximum Number of Samples per Quadrant	2	2	2

*Note:  MineSight rotation parameters.  See Figure 14-20 for explanation.

BLOCK MODEL CONSTRUCTION

The block model was constructed using the MineSight version 7.60 software package and comprised an array of 2 m x 2 m x 2 m sized blocks using a partial percentage attribute.  The model is oriented parallel to the coordinate grid system (i.e., no rotation or tilt).  The selection of the block size for this model was based upon the block size employed at the mine.  The block model origin, dimensions, and attribute list are provided in Table 14-18.  A number of attributes were created to store such information as rock code, material densities, estimated gold grades, mineral resource classification, mined out material and the like (Table 14-19).

Gold grades were estimated into the blocks by means of ID2, ID3, OK, and NN interpolation algorithms.  A total of four interpolation passes were carried out using distances derived from the variography results and the search ellipse parameters presented above.

In general, “hard” domain boundaries were used along the contacts of each of the 39 individual mineralized domain models.  Only data contained within the respective individual wireframe model were allowed to be used to estimate the grades of the blocks within the wireframe in question, and only those blocks within the wireframe limits were allowed to receive grade estimates.

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TABLE 14-18 BLOCK MODEL DEFINITION
Jaguar Mining Inc. – Faina Deposit

Type	Y (Northing)	X (Easting)	Z (Elevation)
Minimum Coordinates	7,817,800	511,200	0
Maximum Coordinates	7,818,888	512,200	800
User Block Size	2	2	2
Min. Block Size	2	2	2
Rotation	0.000	0.000	0.000

TABLE 14-19 LIST OF BLOCK MODEL ATTRIBUTES
Jaguar Mining Inc. – Faina Deposit

Attribute Name	Decimals	Background	Description
au_id2_cap	2	0	gold by inverse distance power 2, capped assays
au_id2_raw	2	0	gold by inverse distance power 2, uncapped assays
au_id3_cap	2	0	gold by inverse distance power 3, capped assays
au_id3_raw	2	0	gold by inverse distance power 3, uncapped assays
au_nn_cap	2	0	gold by nearest neighbour, capped assays
au_nn_raw	2	0	gold by nearest neighbour, uncapped assays
au_ok_cap	2	0	gold by ordinary kriging, capped assays
au_ok_raw	2	0	gold by ordinary kriging, uncapped assays
avg_distance	1	0	average distance of informing samples
class	-	0	1=measured, 2=indicated, 3=inferred, 4 and 5 =?
density	2	0	Saprolite 1.7, rock 2.85
mined_out	-	-1	1=mined out
no_holes	-	0	number of informing drill holes
no_quadrants	-	0	number of quadrants
no_samples	-	0	number of informing samples
ore_pct_100	2	0	Percent inside wireframe, 0 to 100
rock	-	0	Wireframe code
rsrc	-	-1	Resource/Reserve Reporting Flag (1=resource)
topo_pct_100	-	0	Percent below topo, 0 to 100
vokc	2	0	kriging variance, capped assays
vokr	2	0	kriging variance, uncapped assays
weather	-	0	1=oxide, 2=transition, 3=fresh

MINERAL RESOURCE CLASSIFICATION CRITERIA

The Mineral Resources in this report were estimated in accordance with CIM (2014).

The mineralized material for each wireframe was classified into the Measured, Indicated, or Inferred Mineral Resource category on the basis of the search ellipse ranges obtained from the variography study, the demonstrated continuity of the gold mineralization, the density of drill hole and chip sample information, and the presence of underground access.

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On the basis of these criteria, Measured Mineral Resources comprise that material that has been estimated using Pass #1.  Indicated Mineral Resources comprise that material that has been estimated using Pass #2, and Inferred Mineral Resources comprise that material that has been estimated using Pass #3.

RESPONSIBILITY FOR ESTIMATION

The estimate of the Mineral Resources for the Faina deposit presented in this report was prepared by Mr. Helbert Taylor Vieira, Senior Geologist with Jaguar, under the supervision of Mr. Jean-Marc Lopez, Director – Mine Geology with Jaguar and Mr. Reno Pressacco, M.Sc.(A), P.Geo., with RPA.  Mr. Pressacco is a Qualified Person as defined in NI 43-101, is independent of Jaguar, and takes responsibility for this Mineral Resource estimate.

CUT-OFF GRADE

The conceptual operational scenarios considered during preparation of previous Mineral Resource estimates envisioned that the fresh, unoxidized mineralization from the Faina deposit would be excavated on a satellite deposit basis and transported by truck to the existing Turmalina plant for processing.  Preliminary metallurgical tests have been completed on samples of fresh, unoxidized mineralization from the Faina deposit from that conceptual perspective.  They have yielded unacceptably low recoveries when the material is considered as potential feed to the existing Turmalina plant, and have concluded that the mineralization at the Faina deposit is refractory.  While the arsenical nature of the mineralization at Faina is suspected to play a role in the poor recoveries, RPA believes that the testwork completed to date has not definitively supported this conclusion.

An alternative conceptual operational scenario was developed for the current update of the Mineral Resources in which the mineralized material will be excavated by means of underground mining methods and transported to the Turmalina plant for processing.  A gold-rich flotation concentrate is envisioned to be generated after appropriate upgrades have been made to the existing plant.  The gold-rich flotation concentrate would then be shipped or sold to a domestic source for recovery of the gold.

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Input parameters to the estimate of an appropriate reporting cut-off grade considered this revised conceptual operating scenario along with the potential mining methods that are suitable for the narrow widths, short strike-length lenses, and highly convoluted nature of the mineralized wireframes at the Faina deposit.  Consideration was also given to the actual costs incurred at the Turmalina plant where appropriate.

A cut-off grade of 3.8 g/t Au is used for reporting of Mineral Resources.  This cut-off grade was arrived at using a gold price of US$1,400/oz, average gold recovery of 85% to flotation concentrate, 2014 actual cost data for the Turmalina Mine, along with estimated transportation and treatment charges.  The gold prices used for resources are based on consensus, long term forecasts from banks, financial institutions, and other sources.

MINERAL RESOURCE ESTIMATE

At Faina, the Mineral Resources are dominated by fresh, unoxidized material, but also contain a small proportion of oxide- and transition-hosted weathered material.

At a cut-off grade of 3.8 g/t Au, the Mineral Resources at the Faina deposit total 261,000 tonnes at an average grade of 6.87 g/t Au containing 57,500 ounces of gold in the Measured and Indicated Resource category and 1,542,000 tonnes at an average grade of 7.3 g/t Au containing 360,200 ounces of gold in the Inferred Mineral Resource category (Table 14-20).

No Mineral Reserves are present at the Faina deposit.

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TABLE 14-20 SUMMARY OF MINERAL RESOURCES AS OF DECEMBER 31, 2014 – FAINA DEPOSIT
Jaguar Mining Inc. – Faina Deposit

Category	Tonnes (000 t)	Grade (g/t Au)	Contained Metal (000 oz Au)
Oxide
Measured	11	6.81	2
Indicated	7	6.48	2
Sub-total M&I	18	6.68	4
Inferred	3	5.65	1

Transition
Measured	5	6.65	1
Indicated	3	6.20	1
Sub-total M&I	8	6.48	2
Inferred	2	6.30	0

Fresh
Measured	56	7.51	14
Indicated	179	6.85	39
Sub-total M&I	235	6.88	52
Inferred	1,537	7.27	359

Total: Oxidized, Transition and Fresh
Measured	72	7.39	17
Indicated	189	6.66	42
Sub-total M&I	261	6.87	58
Inferred	1,542	7.26	360

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 3.8 g/t Au.
3.	Mineral Resources are estimated using a long-term gold price of US$1,400 per ounce.
4.	Mineral Resources are estimated using an average long-term foreign exchange rate of 2.5 Brazilian Reais: 1 US Dollar.
5.	A minimum mining width of approximately 2 m was used.
6.	Bulk density is 1.70 t/m3 for oxidized material, 2.25 t/m3 for transition, and 2.85 t/m3 for fresh, un-weathered material.
7.	Gold grades are estimated by the inverse distance cubed interpolation algorithm using capped composite samples.
8.	No Mineral Reserves exist for the Faina deposit.
9.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
10.	Numbers may not add due to rounding.

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PONTAL DEPOSIT

DESCRIPTION OF THE DATABASE

The drill hole database for the Pontal deposit includes surface and underground drill holes along with surface trench samples and underground channel samples.  The drill hole and trench/channel sample data includes both historical-based samples collected by MMV, a prior owner of the property, along with more recently collected samples taken by Jaguar.

The historical drill hole and channel sample data were derived from such historical records as drill logs and plan maps.

All historical data and more recently collected information have been entered into Jaguar’s internal master database.  The drill hole and channel sample information for the Pontal deposit was extracted from this internal database into separate files and imported into the MineSight mine modelling software package for use in preparation of the updated Mineral Resource estimates.  The drilling and sampling was carried out using the UTM Central Meridian 45° WGR, Zone 23S grid coordinate system.

A summary of the drilling, trench and channel sampling information is provided in Table 14-21 and drill hole and channel sample locations are shown in Figure 14-28.

TABLE 14-21 SUMMARY OF THE PONTAL DRILL HOLE AND CHANNEL SAMPLE DATABASE
Jaguar Mining Inc. – Pontal Deposit

Table	Number of Records
Collar (DDH, Trench and Chip)	3,590 (19,283 m)
Survey	8,783
Assay	17,043
Lithology	8,904
Weathering	3,624

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Figure 14-28

Jaguar Mining Inc.
Turmalina Mine
Mina Gerais State, Brazil
Drill Hole Location and Topography - Pontal Deposit
LB2 Deposit
LB1 Deposit
N
7820250N
7820150N
7820050N
7819950N
7819850N
7819750N
7819650N
7819550N
510200E
510300E
510400E
510500E
510600E
510700E
510800E
510900E
511000E
Trenches
Drill Holes
Drill Holes
Underground Excavations
Open Cut
0
50
100
150
200
Metres
March 2015

14-50

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This drill hole information was modified slightly so as to be compatible with the format requirements of the MineSight v.7.60 mine planning software and was imported into that software package. A number of new tables were created during the estimation process to capture such information as the intersection information between the drill holes and the wireframe models, density readings, capped assay records, and composited assay records.

The database included a number of assay records which contained entries of negative values to represent intervals of no sampling, lost core, lost sample, or no core recovery, some of which are contained within the mineralized wireframes.  Depending upon the specific local conditions, these null values can introduce an undesired positive bias upon the grade estimations.  Jaguar therefore elected to pursue a conservative approach by inserting a very low gold value of 0.01 g/t Au for these intervals of null values.

MINERALIZATION WIREFRAMES

The interpreted three-dimensional wireframe models of the gold mineralization have been created using the assay values from surface and underground drill holes, trench and channel sample data as available, and the detailed geological mapping information contained on the historical plan maps of the underground excavations.  The gold values are hosted in two principal deposits known as LB1 and LB2 (Figure 14-29).

Wireframe models of the gold distribution were updated using the MineSight v.7.60 software packages.  The wireframe limits were drawn using a cut-off grade of 0.50 g/t Au and a nominal minimum width of 2.0 m.  Some lower grade gold values were included inside the wireframes to preserve the continuity of the interpretation.  The wireframe models were clipped to the as-mined surface.  A total of 16 individual wireframe models were created, including seven wireframes for the LB1 deposit and nine wireframes for the LB2 deposit.

In general, the LB1 wireframe models measure approximately 250 m x 250 m in plan view and continue downwards to a vertical depth of approximately 300 m from surface.  The mineralization at the LB1 deposit has been traced by drilling along a dip of approximately -60° to the east.

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Figure 14-29
Jaguar Mining Inc.
Turmalina Mine
Mina Gerais State, Brazil
Plan View of the Mineralized Wireframes - Pontal Deposit
LB2 Deposit
LB1 Deposit
N
Trenches
Drill Holes
Drill Holes
Open Cut
7820150N
7820050N
7819950N
7819850N
7819750N
7819650N
0
50
100
150
200
Metres
510250E
510350E
510450E
510550E
510650E
510750E
510850E
510950E
511050E
March 2015

14-52

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The mineralization wireframes at the LB2 deposit display a general northwesterly strike of approximately 335° and have been traced by drill hole and trench sampling along a strike length of approximately 300 m.  The wireframes generally dip at approximately -45° to the northeast and extend to a depth of approximately 100 m from surface.

Wireframe surfaces were also created for oxidized and transitional weathering volumes using all available drill hole, channel, and trench sample information.

TOPOGRAPHY AND EXCAVATION MODELS

Two topography surfaces were created that covered the local area of each of the two deposits using contour lines from available topography maps along with local spot heights derived from the locations of any drill hole or trench sample data.

An approximation of the underground excavations was created by digitizing the outlines in plan view from historical underground mapping and sampling programs carried out at the LB1 deposit.  The digitized plan view strings were projected upwards by a constant distance of 2.5 m to create the solid model of the underground excavations.  In total, two levels were excavated – the upper level was excavated at a toe elevation of approximately 609 m and the lower level was excavated at a toe elevation of approximately 603 m.

SAMPLE STATISTICS AND GRADE CAPPING

The mineralization wireframe models were used to code the drill hole database and identify the resource-related samples.  These samples were extracted from the database into their respective domains, and then subjected to statistical analyses by means of histograms, probability plots, capping curves, and decile analyses.  A total of 6,569 samples were contained within the LB1 mineralized wireframes and a total of 1,308 samples were contained within the LB2 mineralized wireframes.

On the basis of its review of the assay statistics, RPA believes that a capping value of 30 g/t Au is appropriate for the LB1 wireframes and a capping value of 10 g/t Au is appropriate for the LB2 wireframes.  This capping value is consistent with that presented in Machado (2011).  The updated descriptive statistics for both the uncapped and capped assays are provided in Table 14-22.

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TABLE 14-22 DESCRIPTIVE STATISTICS OF THE RAW ASSAYS – PONTAL DEPOSIT
Jaguar Mining Inc. – Pontal Deposit

	LB1		LB2
Item	Uncapped	Capped 30 g/t	Uncapped	Capped 10 g/t
Length-Weighted Mean	1.56	1.47	1.32	1.28
Median	0.88	0.88	0.71	0.71
Mode	0.01	0.01	0.01	0.01
Standard Deviation	5.68	2.62	2.24	1.56
Coefficient of Variation-Weighted	3.64	1.79	1.70	1.22
Sample Variance	32.31	6.87	5.03	2.44
Minimum	0.01	0.01	0.01	0.01
Maximum	352.00	30.00	57.60	10.00
Count	6,569	6,569	1,308	1,308

COMPOSITING METHODS

The selection of an appropriate composite length began with examination of the descriptive statistics of the raw assay samples and preparation of frequency histograms.  Consideration was also given to the size of the blocks in the model.

On the basis of the available information, RPA believes that a composite length of one metre for all samples is reasonable.  All samples contained within the mineralized wireframes were composited to a nominal one metre length using the best-fit function of the MineSight software package.  The descriptive statistics are provided in Table 14-23.

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TABLE 14-23   DESCRIPTIVE STATISTICS OF THE GOLD COMPOSITES-PONTAL DEPOSIT
Jaguar Mining Inc. – Pontal Deposit

	LB1		LB2
Item	Uncapped	Capped	Uncapped	Capped
Length-Weighted Mean (g/t)	1.65	1.56	1.38	1.34
Median (g/t)	0.85	0.85	0.80	0.80
Mode (g/t)	0.01	0.01	0.01	0.01
Standard Deviation (g/t)	5.98	2.47	2.04	1.46
Coefficient of Variation-Arithmetic	3.54	1.57	1.49	1.10
Coefficient of Variation-Weighted	3.62	1.59	1.47	1.09
Sample Variance (g/t)	35.81	6.11	4.15	2.13
Minimum (g/t)	0.01	0.01	0.01	0.01
Maximum (g/t)	352.00	30.00	51.26	10.00
Count	5,511	5,511	1,304	1,304

VARIOGRAPHY

Jaguar verified the analysis of the spatial continuity of the mineralization contained within the LB1 wireframe models as presented in Machado (2011) using the variography package contained in the SGeMS software package.  Its work resulted in construction of a successful omnidirectional variogram using the capped, composited sample data. The analysis proceeded with the evaluation of any anisotropies that may be present in the data which resulted in a successful variogram with reasonably good model fits for the down-plunge direction.

Unfortunately, no successful model fits were possible for the LB2 deposit due to the lack of sufficient sample pairs.

A summary of the variography and interpolation parameters for the two deposits is presented in Table 14-24.

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TABLE 14-24 SUMMARY OF VARIOGRAPHY AND INTERPOLATION PARAMETERS
Jaguar Mining Inc. – Pontal Deposit

Item	LB1 Deposit	LB2 Deposit
Nugget (C0)	3.0	3.0
Sill, Major Axis (C1)	2.9 (90 m)	2.9 (30 m)
Model Type	Spherical	Spherical
Orientation*	115/-60/-15	0/0/0
Anisotropy Ratio (Major/Semi-Major)	2.37	1.0
Anisotropy Ratio (Major/Minor)	9.0	3.0
Minimum Number of Samples	3	3
Maximum Number of Samples	8	8
Maximum Number of Samples per Hole	2	2
Maximum Number of Samples per Quadrant	2	2

Four passes were used to interpolate block grades.  Pass #1 used search ellipses that were one-half of the variogram ranges, Pass #2 used search ellipses with the variogram ranges as defined, Pass #3 used twice the variogram ranges, and Pass #4 used four times the variogram ranges.  The number of samples per quadrant was relaxed from two to one for passes #3 and #4, and the maximum number of composites per hole were relaxed from two to one for pass #4.

BLOCK MODEL CONSTRUCTION

The block model was constructed using the MineSight version 7.60 software package and comprised an array of 2 m x 2 m x 2 m sized blocks using a partial percentage attribute.  The model is oriented parallel to the coordinate grid system (i.e., no rotation or tilt).  The selection of the block size for this model was based upon the block size employed at the mine.  The block model origin, dimensions, and attribute list are provided in Table 14-25.  A number of attributes were created to store such information as rock code, material densities, estimated gold grades, mineral resource classification, mined out material and the like (Table 14-26).

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TABLE 14-25 BLOCK MODEL DEFINITION
Jaguar Mining Inc. – Pontal Deposit

Type	Y (Northing)	X (Easting)	Z (Elevation)
Minimum Coordinates (m)	7,819,600	510,300	300
Maximum Coordinates (m)	7,820,300	511,000	700
User Block Size (m)	2	2	2
Min. Block Size (m)	2	2	2
Rotation (°)	0.000	0.000	0.000

TABLE 14-26 LIST OF BLOCK MODEL ATTRIBUTES
Jaguar Mining Inc. – Pontal Deposit

Attribute Name	Decimals	Background	Description
au_id2_cap	2	0	gold by inverse distance power 2, capped assays
au_id2_raw	2	0	gold by inverse distance power 2, uncapped assays
au_id3_cap	2	0	gold by inverse distance power 3, capped assays
au_id3_raw	2	0	gold by inverse distance power 3, uncapped assays
au_nn_cap	2	0	gold by nearest neighbour, capped assays
au_nn_raw	2	0	gold by nearest neighbour, uncapped assays
au_ok_cap	2	0	gold by ordinary kriging, capped assays
au_ok_raw	2	0	gold by ordinary kriging, uncapped assays
avg_distance	1	0	average distance of informing samples
class	-	0	1=measured, 2=indicated, 3=inferred, 4 and 5 =?
density	2	0	Saprolite 1.7, rock 2.85
mined_out	-	-1	1=mined out
no_holes	-	0	number of informing drill holes
no_quadrants	-	0	number of quadrants
no_samples	-	0	number of informing samples
ore_pct_100	2	0	Percent inside wireframe, 0 to 100
rock	-	0	Wireframe code
rsrc	-	-1	Resource/Reserve Reporting Flag (1=resource)
topo_pct_100	-	0	Percent below topo, 0 to 100
vokc	2	0	kriging variance, capped assays
vokr	2	0	kriging variance, uncapped assays
weather	-	0	1=oxide, 2=transition, 3=fresh

Gold grades were estimated into the blocks by means of ID2, ID3, OK, and NN interpolation algorithms.  A total of four interpolation passes were carried out using distances derived from the variography results and the search ellipse parameters presented above.

In general, “hard” domain boundaries were used along the contacts of each of the 16 individual mineralized domain models.  Only data contained within the respective individual wireframe model were allowed to be used to estimate the grades of the blocks within the wireframe in question, and only those blocks within the wireframe limits were allowed to receive grade estimates.

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MINERAL RESOURCE CLASSIFICATION CRITERIA

The Mineral Resources in this report were estimated in accordance with the definitions contained in CIM (2014).

The mineralized material for each wireframe was classified into the Measured, Indicated, or Inferred Mineral Resource category on the basis of the search ellipse ranges obtained from the variography study, the demonstrated continuity of the gold mineralization, the density of drill hole and chip sample information, and the presence of underground access.

On the basis of these criteria, Measured Mineral Resources comprise that material that has been estimated using Pass #1.  Indicated Mineral Resources comprise that material that has been estimated using Pass #2, and Inferred Mineral Resources comprise that material that has been estimated using Pass #3.

RESPONSIBILITY FOR ESTIMATION

The estimate of the Mineral Resources for the Pontal deposit presented in this report was prepared by Mr. Helbert Taylor Vieira, Senior Geologist with Jaguar, under the supervision of Mr. Jean-Marc Lopez, Director – Mine Geology with Jaguar and Mr. Reno Pressacco, M.Sc. (A), P.Geo., with RPA.  Mr. Pressacco is a Qualified Person as defined in NI 43-101, is independent of Jaguar, and takes responsibility for this Mineral Resource estimate.

CUT-OFF GRADE

The conceptual operational scenarios considered during preparation of previous Mineral Resource estimates envisioned that the fresh, unoxidized mineralization from the Pontal deposit would be excavated on a satellite deposit basis and transported by truck to the existing Turmalina plant for processing.  Preliminary metallurgical tests have been completed on samples of fresh, unoxidized mineralization from the Pontal deposit from that conceptual perspective.  They have yielded unacceptably low recoveries when the material is considered as potential feed to the existing Turmalina plant, and have concluded that the mineralization at the Pontal deposit is refractory.  While the arsenical nature of the mineralization at Pontal is suspected to play a role in the poor recoveries, RPA believes that the testwork completed to date has not definitively supported this conclusion.

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An alternative conceptual operational scenario was developed for the current update of the Mineral Resources in which the mineralized material will be excavated by means of underground mining methods and transported to the Turmalina plant for processing.  A gold-rich flotation concentrate is envisioned to be generated after appropriate upgrades have been made to the existing plant.  The gold-rich flotation concentrate would then be shipped or sold to a domestic source for recovery of the gold.

Input parameters to the estimate of an appropriate reporting cut-off grade considered this revised conceptual operating scenario along with the potential mining methods that are suitable for the mineralized wireframes at the Pontal deposit.  Consideration was also given to the actual costs incurred at the Turmalina plant where appropriate.

A cut-off grade of 2.9 g/t Au is used for reporting of Mineral Resources.  This cut-off grade was arrived at using a gold price of US$1,400/oz, average gold recovery of 85% to flotation concentrate, 2014 actual cost data for the Turmalina Mine, along with estimated transportation and treatment charges.  The gold prices used for resources are based on consensus, long term forecasts from banks, financial institutions, and other sources.

MINERAL RESOURCE ESTIMATE

The Mineral Resources are dominated by fresh, unoxidized material, but also contain a small proportion of oxide- and transition-hosted weathered material.

At a cut-off grade of 2.9 g/t Au, the Mineral Resources at the Pontal deposit total 410,000 tonnes at an average grade of 4.72 g/t Au containing 62,200 ounces of gold in the Measured and Indicated Resource category and 130,000 tonnes at an average grade of 5.0 g/t Au containing 21,000 ounces of gold in the Inferred Mineral Resource category (Table 14-27).

No Mineral Reserves are present at the Pontal deposit.

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TABLE 14-27 SUMMARY OF MINERAL RESOURCES AS OF DECEMBER 31, 2014 - PONTAL DEPOSIT
Jaguar Mining Inc. – Pontal Deposit

Category	Tonnes (000 t)	Grade (g/t Au)	Contained Metal (000 oz Au)
Oxide
Measured	30	4.13	4
Indicated	1	3.41	0
Sub-total M&I	31	4.11	4
Inferred	9	6.24	2

Transition
Measured	9	4.33	1
Indicated	2	3.34	0
Sub-total M&I	11	4.17	1
Inferred	2	7.28	1

Fresh
Measured	212	5.16	35
Indicated	157	4.29	22
Sub-total M&I	369	4.79	57
Inferred	119	4.89	19

Total: Oxidized, Transition and Fresh
Measured	251	5.00	40
Indicated	159	4.28	22
Sub-total M&I	410	4.72	62
Inferred	130	5.03	21

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 2.9 g/t Au.
3.	Mineral Resources are estimated using a long-term gold price of US$1,400 per ounce.
4.	Mineral Resources are estimated using an average long-term foreign exchange rate of 2.5 Brazilian Reais: 1 US Dollar.
5.	A minimum mining width of approximately 2 m was used.
6.	Bulk density is 1.46 or 1.52 t/m3 for oxidized material, 2.24 or 2.28 t/m3 for transition, and 2.73 t/m3 for fresh, un-weathered material.
7.	Gold grades are estimated by the inverse distance cubed interpolation algorithm using capped composite samples.
8.	No Mineral Reserves exist for the Pontal deposit.
9.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
10.	Numbers may not add due to rounding.

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15 MINERAL RESERVE ESTIMATE

Mineral Reserves for Turmalina are based on the Mineral Resources as of December 31, 2014, mine designs, and external factors.  Table 15-1 summarizes the Mineral Reserves.

TABLE 15-1 MINERAL RESERVE ESTIMATE – DECEMBER 31, 2014
Jaguar Mining Inc. – Turmalina Mine

Orebody	Classification	Tonnes (000)	Grade (g/t Au)	Contained Metal (000 oz Au)
A	Proven	333	5.00	54
A	Probable	566	6.96	127
C	Probable	367	3.14	37
Total	Proven & Probable	1,266	5.33	217

Notes:
1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves were estimated at a break-even cut-off grade of 2.9 g/t Au. Some stopes were included using an incremental cut-off grade of 1.5 g/t Au.
3.	Mineral Reserves are estimated using an average long-term gold price of US$1,200 per ounce.
4.	A minimum mining width of 3 metres was used.
5.	Bulk density is 2.7 t/m3.
6.	Numbers may not add due to rounding.

The reserves consist of selected portions of the Measured and Indicated Resources that are within designed stopes and associated development, designed by MCB Serviços E Mineraçào (MCB), a Brazilian consulting group.  A breakdown by location is given in Table 15-2.

TABLE 15-2 MINERAL RESERVES BY LOCATION
Jaguar Mining Inc. – Turmalina Mine

Orebody	Area	Tonnes (000)	Grade (g/t Au)	Contained Metal (000 oz Au)
A	Level 6	68	4.50	10
	Level 7	63	5.40	11
	Level 8	266	5.73	49
	Level 9	503	6.83	111
C	Level 1	65	3.66	8
	Level 2	20	3.43	2
	Level 3	283	3.00	27
Total		1,266	5.33	217

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DILUTION AND EXTRACTION

Dilution and extraction (mining recovery) have been included in the reserve estimate through the following:
•
Areas within the stope designs below 2.9 g/t Au.  The resource wireframes were constructed at a cut-off grade of 0.5 g/t Au, and therefore include material below the reserve cut-off grade for continuity.

•
In Orebody A, planned dilution includes areas where the stope designs run outside of the resource wireframe, to achieve minimum width and due to irregularities in geometry.  An allowance of 0.5 m on each of the hangingwall and footwall sides has been added.  This allowance is built into the stope design.

•	In Orebody C, ground conditions are good, and planned dilution due to geometry was deemed sufficient. Stope designs do not include the extra allowance of 0.5 m.

•	In both A and C, unplanned dilution from over-break into the surrounding rock was based on an estimate of 15%.

•
Extraction is assumed to be 100%.  Although some losses are encountered during blasting and mucking, they are minimal, and reconciliation to mill results indicates that high dilution/high extraction assumptions match up well.

•	Pillar recovery stopes on Level 6 (a mostly mined-out area) are treated differently, with a dilution factor of 50% and extraction factor of 70% applied.

CUT-OFF GRADE

A break-even cut-off grade of 2.9 g/t Au was estimated for Mineral Reserves, using a gold price of US$1,200/oz, and average gold recovery of 88% and 2014 cost data for the Turmalina Mine.  Gold prices used for reserves are based on consensus, long term forecasts from banks, financial institutions, and other sources.

Cost data was stated in US dollars, using the exchange rate at the time (approximately 2.5 BRL to the US dollar).  The US dollar has strengthened considerably against the BRL recently, with a rate of 3.2 BRL to the US dollar at the time of reporting.  A majority of Turmalina costs are denominated in BRL, which means that the US dollar costs stated in this report are likely to be conservative estimates.

An incremental cut-off grade of 1.5 g/t Au was estimated using variable costs only.  Some stopes with diluted grades between 1.5 g/t Au and 2.9 g/t Au were included in Mineral Reserves.  For Orebody A, incremental-grade stopes make up approximately 10% of the total, a proportion that RPA considers to be reasonable.  For Orebody C, approximately 50% of stopes are incremental-grade – a higher proportion than is typical.

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Although the cost data available from Turmalina is not easily categorized by Orebody, it is reasonable to assume lower costs in Orebody C, given better ground conditions and shorter haulage to surface.

The mill has excess production capacity, not otherwise put to use.  Additional incremental ore will not displace better grade material.  On this basis, RPA considers the high proportion of incremental material (approximately 20% of total reserves) to be acceptable.

RPA recommends that Jaguar undertake a detailed incremental cost analysis, split by Orebody, to ensure that uneconomic material is not sent to the mill.

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16 MINING METHODS

The Turmalina Mine consists of a number of tabular bodies known as Orebodies A, B, and C.

The main production of the mine has been from Orebody A, which is folded, steeply east dipping, with a strike length of approximately 250 m to 300 m and an average thickness of six metres.  Mineralization has been outlined to depths of 700 m to 750 m below surface.  The southern portion of Orebody A is composed of two parallel narrow veins.  The northern portion of Orebody A is much the same as the southern, however, the two parallel zones nearly or completely merge and therefore the zone is much wider overall (up to 10 m).

Orebody B includes three thinner, lower grade lenses parallel to Orebody A.  Two of the lenses are located approximately 50 m to 75 m in the structural hangingwall and are accessed by a series of cross-cuts that are driven from Orebody A.  The third lens is located possibly along the axial plane.  The mineralization in this deposit has been outlined along a strike length of approximately 350 m to 400 m and to depths of 650 m to 700 m below surface.  Orebody B is narrow along its entire strike length.

Orebody C is a series of 14 lenses that are located to the west in the structural footwall of Orebody A and are generally of lower grade.  They strike northwest and dip steeply to the northeast.  A minor amount of production has been achieved from these lenses to date.  The mineralization in this deposit has been outlined along a strike length of approximately 800 m to 850 m and to depths of 400 m to 450 m below surface.

MINING METHOD

The mining method currently in use is longhole sublevel stoping with delayed backfill.  For the fill material, a paste fill product is prepared from detoxified carbon-in-pulp (CIP) tailings in a plant located near the mill.

The mine is accessed from a five metre by five metre primary decline located in the footwall of the deposit.  The portal is located at elevation 695 m.  The mine is divided into levels with Level 01 established at elevation 626 MASL (Table 16-1).  Starting at this level, the vertical clearance between levels is 114 m in the upper portions of the mine (i.e., Level 02 is at elevation 512 m).  Five sublevels, spaced 20 m apart vertically, are driven from the main ramp.  Since the initial development phases, level spacing has been modified so that the mining method could more easily adapt to changing conditions and modifications to the mining method.  The current level spacing is 75 m with sublevels placed every 15 m vertically.  A three metre thick sill pillar is left at each level, except for Level 3.

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At each level and sublevel, drifts are developed in the mineralized zone to expose the footwall and the hangingwall contacts.  The drift is extended in both directions along strike, under geological control for alignment, continuing to expose the contacts until the limits of the orebody are reached.

Orebodies A and C are the primary structures being mined, while mining in Orebody B has recently been halted.  Orebody A is located in the footwall of the shear zone and Orebody B in the hangingwall of the shear structure.

Orebody A is closest to the main ramp and is accessed first.  Development is currently progressing to Level 9 in Orebody A.

Orebody C is a secondary system being mined to the west of the portal.  It is of lower grade than Orebodies A or B.  Orebody C is accessed from the main ramp at Level 02.  A separate internal ramp is near completion, which will reduce the haul distance to the run-of-mine ore stockpile.

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TABLE 16-1 DISTRIBUTION OF LEVELS AND SUBLEVELS, OREBODIES A AND B
Jaguar Mining Inc. – Turmalina Mine

Level	Level/Sublevels	Elev. (m)	Height (m)
Level 1 29 m - 1 Sublevel of 15 m and 1 Sublevel of 14 m	AN1SN2	640	15
	AN1SN1	626	14
	Total		29
	SILL PILLAR (5m)	621
Level 2 109 m	AN2SN6	606	15
	AN2SN5	586	20
	AN2SN4	566	20
	AN2SN3	546	20
	AN2SN2	526	20
	AN2SN1	513	13
	Total		108
	SILL PILLAR (5m)	508
Level 3 95 m - 5 Sublevels of 15 m and 1 Sublevel of 20 m	AN3SN6	493	15
	AN3SN5	475	20
	AN3SN4	460	15
	AN3SN3	445	15
	AN3SN2	430	15
	AN3SN1	415	15
	Total		95
Level 4 75 m - 5 Sublevels of 15 m	AN4SN5	400	15
	AN4SN4	385	15
	AN4SN3	370	15
	AN4SN2	355	15
	AN4SN1	340	15
	Total		75
	SILL PILLAR (4m)	336
Level 5 60 m - 1 Sublevel 5 m + 1 Sublevel 10 m + 3 Sublevels of 15 m	AN5SN5	331	5
	AN5SN4	321	10
	AN5SN3	306	15
	AN5SN2	291	15
	AN5SN1	276	15
	Total		60
	SILL PILLAR (5m)	271
Level 6 65 m - 1 Sublevel 5 m + 3 Sublevels of 20 m	AN6SN4	266	5
	AN6SN3	246	20
	AN6SN2	226	20
	AN6SN1	206	20
	Total		65
	SILL PILLAR (5m)	201
Level 7 72 m - 1 Sublevel 12 m + 4 Sublevels of 15 m	AN7SN4	189	12
	AN7SN3	174	15
	AN7SN2	159	15
	AN7SN1	144	15
	AN7SN0	129	15
	Total		72
	SILL PILLAR (5m)	124

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Level	Level/Sublevels	Elev.	Height
Level 8 72 m - 1 Sublevel 12 m + 4 Sublevels of 15 m	AN8SN4	112	12
	AN8SN3	97	15
	AN8SN2	82	15
	AN8SN1	67	15
	Total		57
	SILL PILLAR (5m)	62
Level 9 72 m - 1 Sublevel 12 m + 4 Sublevels of 15 m	AN9SN4	47	15
	AN9SN3	32	15
	AN9SN2	17	15
	AN9SN1	2	15
	AN9SN0	-13	15
	Total		75
	SILL PILLAR (5m)	-18
Level 10 72 m - 1 Sublevel 12 m + 4 Sublevels of 15 m	AN10SN4	-33	15
	AN10SN3	-48	15
	AN10SN2	-63	15
	AN10SN1	-78	15
	AN10SN0	-93	15
	Total		75
	SILL PILLAR (5m)	-98

Past mining used a longitudinal retreat sequence for Orebodies A and B – stope extraction began at the ends of the levels and retreated back towards the access.  Stopes are 50 m in length along strike and separated by a five metre to ten metre wide pillar, depending on the thickness of the zone.  Once mining of each longhole stope has been completed, the excavation is filled using a combination of development waste and pumped paste fill.  A bund is constructed using development waste to contain the backfill.  Once the cement content of the paste fill has been allowed to set, the next stope in the sequence can be mined.  The sequence continues until the entire level/sublevel is mined.  Mining then proceeds upward to the next sublevel until the sill pillar is reached.  Stopes are mined from several individual levels simultaneously in order to provide the required number of active workplaces needed to meet production targets.

The retreat sequence, and the need to complete Orebody B mining before cutting off access by mining Orebody A, reduced productivity by limiting the number of stopes available for mining at a given time.

The current Life of Mine plan (LOMP) does not consider mining of Orebody B, and involves a change in mine design.  Orebody A will be mined in a primary/secondary sequence via transverse access to the thick centre portion of Orebody A, requiring additional accesses developed in waste.  Each primary or secondary stope is 15 m along strike, with no pillars.  The design change has the effect of increasing the number of available workplaces, and de-links the narrow, lower-productivity ends from the centre.

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In RPA’s opinion, this innovation is critical to improving the mine’s ability to fill the mill to capacity with high grade ore.

Although Orebody B is not in the LOMP, and no longer included in Mineral Reserves, future access is possible, either by mining through cemented paste fill and supporting appropriately, or by mining concurrently with the thinner ends of Orebody A.

GEOMECHANICS

Ground conditions were observed by RPA to be very good.  The main decline, portions of which were developed up to ten years ago, did not exhibit any roof or wall deterioration. Primary support in the mine is provided by the use of split sets, grouted rebar and, in the wider areas, grouted cable bolts.

MINING EQUIPMENT

Development is completed using two-boom jumbos and six cubic yard load-haul-dump (LHD) units.  In order to create adequate working space for the equipment, minimum widths of four metres must be maintained, causing excessive quantities of dilution in areas where the orebodies are narrow.

Development drilling is undertaken using two-boom electric-hydraulic jumbos.  Two single-boom jumbos are used for the installation of ground support.  Development mucking is completed using a fleet of six 7 t to 14 t capacity LHD units and haulage to surface is by a fleet of seven Volvo 30 t and three Iveco 25 t off-highway surface trucks.

Drilling of the production holes is completed using a fleet of three Atlas Copco Simba longhole drills.  Stope mucking is performed by remote control LHDs.

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LIFE OF MINE PLAN

Stope and development designs, and production scheduling were carried out by MCB using Deswik mine design software, and modified by Jaguar to deplete for stopes mined out as of December 31, 2014.

The production schedule covers a mine life of four years based on Mineral Reserves, and it is summarized in Table 16-2.

TABLE 16-2 LOMP PRODUCTION SCHEDULE
Jaguar Mining Inc. – Turmalina Mine

Item	Units	2015	2016	2017	2018	Total
Mining
Orebody A	Tonnes	316,937	257,673	267,631	57,285	899,526
	g/t Au	5.42	6.54	7.00	5.77	6.23

Orebody C	Tonnes	53,002	108,641	147,330	58,028	367,000
	g/t Au	2.79	3.84	3.10	2.24	3.14

Total Mill Feed	Tonnes	369,939	366,313	414,961	115,313	1,266,526
	g/t Au	5.04	5.74	5.61	3.99	5.33

Recovery	%	90.5%	90.5%	90.5%	90.5%	90.5%

Gold Produced	Ounces	54,246	61,156	67,748	13,388	196,539

Scheduling was based on productivities achieved in recent operations.  Development was limited to 60 m per month on the main ramp, and 30 m per month on any single heading elsewhere.

Stope scheduling follows the primary/secondary sequence and includes delays for backfilling and cement curing.

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17 RECOVERY METHODS

The plant has a nominal processing capacity of 2,000 dmt per day, or 610,000 dmt per year.  Since inception, the plant has been achieving annual overall recoveries of between 87% and 92%.  The process flowsheet includes three-stage crushing and screening to minus 3/8 inches, primary grinding using a ball mill, secondary grinding using a ball mill, thickening, cyanide leaching, CIP, elution, electrowinning, and smelting.  The tailings are conveyed to a detoxification unit for arsenic removal and cyanide destruction and then are pumped to the paste fill plant to be used either for mine backfill or deposited on a purpose-built dry-stack storage area.  Process tailings have also been stored in completed open pits on the mine site (Figure 17-1).

A process control system has been established at the supervisory level via a conventional PLC (programmable logic controller) system.  It is based on a process control philosophy that is compatible to harbor an online optimizing system (Advanced Control System, or ACS) in the future.  The ACS entails both Expert and AI-based levels, the highest objective-function being throughput.  PIMS, LIMS, and MES Corporate Systems are also envisioned to be implemented when appropriate.  The control room is located close to the hydrometallurgical plant.  Three dedicated PLCs control the crushing and screening plant, the thickener, grinding plant, hydrometallurgical plant, the paste fill plant, and the Detox plant.

The current flowsheet is shown in Figure 17-2 and is described below.  A summary of the mill production history and recovery has been presented in Table 6-1 in Section 6 of this report.

CRUSHING AND SCREENING

Run-of-mine material is stored in a surge pile and fed to the primary jaw crusher using a front end loader at a nominal rate of 140 tonnes per hour (tph).  The crushing plant has a design capacity of 180 tph.  Oversized material is managed with a grizzly and rock breaker.  The primary crusher product is fed to secondary and tertiary cone crushers.  The final product, minus 3/8 inches, is stored in a grinding plant surge bin.

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GRINDING, CLASSIFICATION AND THICKENING

The feed grade to the primary mills is determined by sampling with an automatic sampler.  Material is fed from the surge bin to the grinding circuit that consists of ball mills of three different sizes, although only two mills are currently operating on a continual basis.  The first ball mill is 10.5 ft x 15.5 ft in size with a maximum capacity of 25 tph and is operated by a 1,000 HP motor.  The second mill is 12.5 ft x 18 ft in size with a maximum capacity of 60 tph and is operated with a 1,400 HP motor.  The third mill is 13 ft x 21.8 ft in size with a maximum capacity of 70 tph and is operated by a 1,500 HP motor.  Lead nitrate [Pb(NO3)2] is added at a rate of 250 g/t in the grinding feeds in order to avoid excessive NaCN consumption by the formation of thiocyanides (SCN), ferrocyanides (Fe(CN)6)4-, and ferricyanides (Fe(CN)6)3- .

The primary mill product is sized with cyclones to 80% passing one millimetre (P80 = 1 mm).  The overflow is fed to the secondary grinding unit, while the underflow (oversize) is recycled to the primary mill.  The secondary (12.5 ft x 18 ft) ball mill operates at approximately 19 RPM, driven by a 1,800 HP motor.  Secondary cyclones size the product to 80% passing 200 mesh (P80 = 200 mesh), with the overflow passing on to the thickener and the underflow recycling to the secondary mill.  The grinding circuit is automated.  A particle size analyzer (PSA) is positioned in the secondary cyclone overflow stream to supply on-line data to the grinding and classification plant control system.  All mills have automatic water addition systems.  The secondary mill has an automatic ball addition system.  The overall grind is 80% passing 200 mesh.

The secondary cyclone overflow stream is fed to a 100 ft thickener where flocculants are added to optimize the settling cycle of the pulp.  The thickener underflow, 53% solids by weight, is pumped to the pulp conditioning system of the CIP plant, which is instrumented to maintain the pulp at a density of approximately 50%, by weight, solids.  The water addition flow rate is monitored and controlled by a magnetic flow meter and pulp densitometer.  The thickener overflow is directed to the process water tank as make-up water.

LEACHING CIRCUIT

The leaching circuit consists of eight agitation tanks.  Lime is added to the first tank to adjust the pH.  Cyanidation begins in the first tank with the addition of sodium cyanide (NaCN).  Lead nitrate is also added in the grinding circuit to control excessive NaCN consumption.  Compressed air is injected in the bottom of all the tanks at a rate of 2,000 Acfm and at a pressure of 3.5 kgf/cm2, as the process consumes large amounts of oxygen.  The residence time in the leaching circuit is approximately 25 hrs.

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ADSORPTION CIRCUIT

The adsorption circuit is a conventional CIP circuit.  The gold-bearing pulp passes through seven adsorption tanks arranged to operate in two parallel trains.  One train will include four tanks and the other will have three tanks.  Activated carbon with a size range of 8 mesh to 16 mesh and a minimum pulp concentration of 20 g/L is added to the last in the series of tanks, and is pumped in the opposite direction from the sludge flow.  Thus, the carbon adsorbs the gold from the pulp as the process continues.  When the adsorption cycle is completed, approximately ten hours, the loaded carbon, containing approximately 5 kg of gold per tonne of carbon, is pumped from the bottom of the first tank in the series to the elution and electrowinning circuit.

ELUTION AND ELECTROWINNING

The loaded carbon is screened and the minus 28 mesh material is redirected back to the adsorption circuit.  The oversize feeds the elution circuit, comprising four columns, two of which are stripping while the other two are loading.  The estimated carbon load in each column (1.25 m in diameter and 6.25 m high) is approximately 2.7 t.  Loaded carbon is stripped using caustic soda, injected into the elution columns from bottom to top at a concentration of 1% by weight with 200 L of ethylic alcohol (per batch) kept at 95°C.  The pregnant solution is stored in a tank, with overflow to feed the electrowinning circuit.  The electrowinning circuit consists of six cathodes and seven anodes, energized with a 360 A current and a voltage of 3.5 V to 4.0 V.

Up to 2012, Jaguar was shipping the steel wool and sludge to the refinery.  Since 2012, it has shipped the cake resulting from alcoholic carbon elution of the steel wool.

ACID WASHING

The activated carbon first undergoes a stripping process in the elution columns, where the adsorbed gold is removed by a 1% (by weight) NaOH alcoholic solution at 95°C.  It is then conveyed to a surge tank via an ejector directed towards a 28 mesh circular vibrating screen for the removal of fines (undersize).  The screen oversize is conveyed to a 6 m3 fibreglass acid washing tank.  Acid washing is necessary to maintain the loading capacity of the activated carbon since the mineral matrix possesses other cations such as calcium, iron, copper, zinc, and lead that compete with gold in the interstices of the activated carbon.  The acid washing is completely effected by passing an acid solution of HCl at 10%, removing the impurities that diminish the capacity of the carbon to adsorb gold, mainly carbonates and basic metals.

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The acid solution of HCl at 10% (by weight) is prepared in a fibreglass HCl solution tank by adding water and HCl at 33% by weight. This solution is injected at the bottom and discharged at the top of the acid washing tank by overflow, returning to the HCl solution tank by gravity. The time involved in the acid washing is approximately 16 hours.

Once acid washing is completed, the acid solution is drained towards a neutralization tank. The carbon will be neutralized with a 1% (by weight) NaOH solution using a procedure identical to the one used for the acid solution. The neutralization time ranges from one to two hours, depending on the pH control of the recycled solution.  The remaining solution is also drained to the neutralization pond.  Thereafter, the carbon is washed with water in open circuit with regard to the neutralization pond.  This operation lasts approximately two hours.  After these stages, the carbon is transferred to the 28 mesh circular screen and can be conveyed either to the thermal regeneration process in a regenerating kiln or to the carbon addition circuit in the volumetric control vessel, and then to the last adsorption tank in the CIP circuit.

CARBON THERMAL REGENERATION CIRCUIT

The activated carbon is transferred to the thermal regeneration system in a regeneration kiln after having undergone acid washing.  The complementary thermal regeneration will give rise to volatilization and/or thermal decomposition of organic compounds and the pyrolysis of other compounds.  This allows the carbon to regain its original pore structure, thus recovering almost its original gold adsorption capability.

The existing carbon regeneration kiln – a 100 kW Mintek Model 75/2 Vertical Kiln – has a 75 kg/h carbon regeneration capacity (dry basis) and is able to operate 24 hours a day.  The kiln is sufficient to cope with the expanded production (610,000 tpa), regenerating every third elution stripped carbon charge.  The operations staff at Turmalina reported that this regime has proven to be effective during current operations, not showing losses of dissolved gold.  The carbon is discharged into a water tank (“quench” tank).

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Thereafter, the carbon is conveyed through an ejector towards the 28 mesh circular screen, whose oversize makes up the regenerated carbon stream and is conveyed by gravity to the volumetric control vessel and then to the last tanks of the CIP adsorption circuit.

DETOXIFICATION PLANT

The adsorption tank tailings (86 tph at 46% solids) are conveyed by gravity to a belt screen in order to avoid carbon loss and then to a tailings pulp treatment plant (TPTP or Detox plant) and then to the paste fill plant.  This material is used as backfill in the mine for structural purposes, when required.  In some cases, its addition to a mechanical waste fill is required.

PASTE FILL PLANT

The treated tailings from the Detox plant, a pulp at 46% solids by weight, are conveyed to a pumping station where they are sent by rubber lined centrifugal pumps (3 x 150 HP – 1 standby) to the paste fill plant, which is located about one kilometre away from the pumping station.  The slurry is received in a pulp storage tank, from which it is pumped to a hydrocyclone cluster, and the overflow feeds a thickener.  The cyclone underflow, together with thickener underflow, feeds three drum filters (10 ft x 16 ft).  The filtration process generates a cake and a filtrate (liquid phase).  The thickener overflow is recycled to the industrial water tank, while the filtrate (up to 8% ultra-fines solids) is conveyed to the tailings dam.

The cake from the filters, after having gone through the stages of the filtration cycle (cake formation, washing, drying, blow, and discharge), contains approximately 30% moisture. It is conveyed through a 36 in. wide, 27 m long conveyor belt to the cake preconditioning hopper, after which the cake is sent to the weigh hopper where additives such as Portland cement or, alternatively, “Fosbinder” are added in proportion to the cake mass flow.  Other binders aimed to impart structural properties to the paste, as well as to neutralize excess acidity due to its high carbonate content, can also be added.  The cake is then directed to the paste mixer for the final paste production. The paste will be used as fill in the underground mine.

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During periods when paste fill is not needed for structural purposes in the mine, the tailings bypass the paste fill plant and are directed to the tailings dam, along with the filtrate (8% ultra-fine solids).

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Waste Rock Pile
2,24 ha
Pit D
0,53 ha
Pit CNW
1,74 ha
Jose
Wantuir
Ferreira
Orebody B Open Pit
1,44 ha
DNPM 830027/79
Waste Pile
8,97 ha
Paste-Fill
Cake
Paste-Fill
Cake
Pit C
Central
4,01 ha
Access Road
Explosives
Magazine
Tailings
Area
13,0 ha
Pit CSE
3,3 ha
Plant
Area
Highway
Green Space
(Reserva Legal)
Dry Stack
Tailings
Storage
7,13 ha
N
0 100 200 300 400
Metres
511800 512000 512200 512400 512600 512800 513000 513200 513400 513600 513800 514000
7817600 7817400 7817200 7817000 7816800 7816600 7816400 7816200 7816000
March 2015
Source: Jaguar Mining Inc., 2014.
Jaguar Mining Inc.
Turmalina Mine
Minas Gerais State, Brazil
Site Plan
Figure 17-1

17-7

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UNDERGROUND MINE
CRUSHING
OPEN PIT MINE
SURGE BIN
GRINDING
THICKENING
TAILINGS DAM
FILTER
DETOX
CIP
LEACHING
PASTE FILL PLANT
MINE
UMICORE
Refinery
São Paulo
FINE BULLION
SMELTING
ELECTROWINNING
ELUTION

Figure 17-2

Jaguar Mining Inc.

Turmalina Mine

Minas Gerais State, Brazil

Process Flowsheet

March 2015

Source: Jaguar Mining Inc., 2014.

17-8

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18 PROJECT INFRASTRUCTURE

The Turmalina Mining Complex includes a nominal 2,000 tpd processing plant and tailings disposal area.  Electrical power is obtained from the national grid.

All ancillary buildings are located near the mine entrance: gate house including a reception area and waiting room, administration building, maintenance shops, cafeteria, warehouse, change room, first aid, and compressor room.  The explosives warehouse is located 1.2 km away from the mine area, in compliance with the regulations set forth by the Brazilian Army.

Other ancillary buildings are located near the processing plant and include an office building, a laboratory, warehousing, and a small maintenance shop.

RPA noted that the Turmalina Mine Complex was well run and organized, a reasonably safe environment for the mine workforce, and had well maintained maintenance and equipment facilities.

There is no infrastructure related to the Faina and Pontal historic open pit operations.

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19 MARKET STUDIES AND CONTRACTS

MARKETS

Gold is the principal commodity at the Turmalina Mine and is freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured.  RPA used a gold price of $1,200 per ounce for estimation of Mineral Reserves.

CONTRACTS

RPA reviewed recent costs for transportation, security, insurance, and sales of doré, and considers them to be within industry norms.

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20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

ENVIRONMENTAL STUDIES

Environmental studies related to the acid mine drainage potential have been carried out as requested by SUPRAM, the state environmental agency, on “Licença de Operação” (Operation Licence, or LO) 012/2008.  These studies will continue until the end of mining and milling operations at Turmalina.  All the environmental costs for the Turmalina Project are associated with obligations outlined in the various licences.

PROJECT PERMITTING

ORIGINAL TURMALINA PROJECT LICENCES

In 2005, Jaguar applied for the “Licença Prévia” (Previous Licence, or LP) related to the original Turmalina Gold Project, for both the open pit and underground exploitation of the sulphide mineralized body, in connection with Mining Concession DNPM 812.003/75 and the mineral processing plant.  The LP (LP 078/2005) was granted to Jaguar in October 2005. The submitted environmental study, along with the LP application, formed a “Relatório de Controle Ambiental” (Environmental Control Report, or RCA). The “Licença de Implantação”- (Implementation Licence, or LI) for the original Turmalina Gold Project was applied for in November 2005.  In August 2006, COPAM, the State Environmental Policy Council, upon review of the “Plano de Controle Ambiental” (Environmental Control Plan, or PCA), granted Jaguar the LI (LI 114/2006).

The LO for the original Turmalina Gold Project was applied for in February 2007 and was granted in June 2008 (LO 012/2008).  The LO did not cover the tailings disposal system, which passed through an exclusive licensing process at SUPRAM, since the system originally foreseen was revised by Jaguar.  The revalidation of LO 012/2008 was applied for in March 2012, renovating all the operations at the Project, including the tailings disposal system, underground and open pit operations, plant and fuel station (30 m³).

A list of the existing permits is presented in Tables 20-1 and 20-2.

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TABLE 20-1 LIST OF EXISTING OPERATING LICENCES
Jaguar Mining Inc. – Turmalina Mine

Document	Description	Certificate Number	Process Number	DNPM	Granting Date	Expiring Date	Status	Effective Status	Renewal Status
Previous Permit concomitant with Installation Permit	Open pit without treatment or with dry metallic treatment of minerals except iron ore	001/2011	01154/2005/009/2010	812.003/1978	17/02/2011	17/02/2015	ACTIVE	IN USE
Operating Permit	Underground gold mine with water treatment	012/2008	01154/2005/003/2007	812.003/1975	19/06/2008	19/06/2012	ACTIVE	EXPIRED	YES
Operating Permit	Waste Containment Dam	012/2009	01154/2005/008/2009	812.003/1975	17/12/2009	17/12/2013	ACTIVE	EXPIRED1	YES
Corrective Operating Permit	Open pit and Underground Mine Expansion	076/2009	01154/2005/007/2009	812.003/1975	17/12/2009	17/12/2013	ACTIVE	EXPIRED1	YES
AAF – Environmental authorization	Wastewater treatment	4913/2012	01154/2005/013/2012		12/09/2012	12/09/2016	ACTIVE	IN USE
AAF	Underground gold mine with water treatment	04524/2008	01154/2005/055/2008	803.470/1978	26/09/2008	26/09/2012	ACTIVE	EXPIRED	REPLACED BY THE RENOVATION OF LO 012/2008
AAF	Open pit without treatment or with dry metallic treatment of minerals except iron ore	00001/2009	01154/2005/006/2009	803.470/1978	29/01/2009	29/01/2013	INACTIVE	EXPIRED	NO
AAF	Open pit without treatment or with dry metallic treatment of minerals except iron ore	01822/2010	01154/2005/011/2010	812.003/1975	08/06/2010	07/06/2014	INACTIVE	EXPIRED	NO

Note 1:  Application to renew these permits have been submitted; renewal approvals are pending.

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TABLE 20-2 LIST OF WATER USE LICENCES
Jaguar Mining Inc. – Turmalina Mine

Ordinance	Grant Date	Expiration Date	Procedure Number	Watercourse	Permitted Rates	Status
3404/2012	22/11/2012	23/11/2017	03962/2010	Lowering water Level for Mining	470.9 m3/h - Pumping Time of 24:00 h/day, 12 m/year	Valid
00579/2009	10/03/2009	09/03/2014	7142/2008	Right side Tributary of the Carneiro Creek	24.0 l/s - water pumping on existing dam with cumulative volume of 3,124,000m3 and flooded area of 26.77 ha	Renewal Pending
01129/2009	12/05/2009	12/05/2014	03924/2006	Water Well	4.6 m3/h -Industrial use, with the pumping time of 18:00 h/day and 12 months/year	Renewal Pending
02783/2009	20/10/2009	20/10/2013	01170/2008	Water Well	6.77m3/h - Industrial use, with the pumping time of 08:00 h/day and 12 months/year	Renewal Pending
00716/2011	28/02/2011	17/03/2017	12594/2010	Pará River	28.3 L/s	Renewal Pending

EXPANSION PROJECT LICENSES

Minas Gerais State Decree 44.844/2008 of June 25, 2008, establishes that given the operating situation and production status at the Turmalina Mining Complex, Jaguar was allowed to apply directly for an LO for the Expansion Project, which was granted in December 2009 (LO-C 076/2009).  In order to be able to start the development works at the Expansion Project, Jaguar applied for Environmental Authorization for Operation (AAF), as reported below.

The operations in Orebody C, located on DNPM 803.470/1978, were licensed by two AAFs (a simplified licensing process).  Both AAFs were applied for in April 2008.  The AAF for the underground operations was granted in September 2008 (AAF 04524/2008) and the AAF for the open pit was granted in January 2009 (AAF 00001/2009).

For the open pit operations at Faina (DNPM 812.003/1975), an AAF was applied for in September 2009 at SUPRAM and granted in June 2010 (AAF 01822/2010).

Each AAF for an open pit mine allows for the mining of 50,000 tpa, while the AAF for an underground mine permits mining of 100,000 tpa.

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In November 2009, an LP+LI was applied for the expansion project, and granted in February 2011 (LP+LI 001/2011).

TURMALINA AND TURMALINA EXPANSION TAILINGS DISPOSAL SYSTEMS LICENCES

The LI for the tailings disposal system was applied for in November 2007, when the Environmental Impact Assessment/Report of Impacts on the Environment (EIA/RIMA) and the PCA were submitted. The tailings disposal system comprises a tailings dyke and a tailings dam.  The tailings dyke is a starting unit and will later be integrated into the tailings dam.  The application and pertinent documents were analyzed by SUPRAM, and the LI was granted in August 2009 (LI 005/2009).

In regard to the tailings disposal system operations, the LO was applied for in July 2007 and granted in December 2009 (LO 012/2009).

The upper portion of the central Orebody C was mined using the open pit method, which is now completed. Part of the mine surface area does not belong to Jaguar.  The benches were designed to have a slight incline (1.0%) from slope crest to toe to allow drainage of storm and ground water.  Benches between elevations 750 m and 720 m also had an incline of 1% to their toes at the natural ground level.  Below elevation 720 m, sumps were constructed to collect all ground and storm water, which were pumped to the mine’s water treatment system.

Orebody C is currently being mined using a sublevel stoping method.  Underground mining of Orebody C was fully integrated with the remainder of Turmalina’s underground mining operations, including the opening of a ramp and access drifts to the bodies from the main decline.  After being mined, panels are filled with paste fill from the current Turmalina paste backfill plant.  This underground method is considered to be favourable from an environmental impact perspective, since placing paste backfill in the stope panels reduces the requirement for surface tailings storage.

Waste rock is stored in the designed waste stockpile, adjacent to the existing Turmalina waste stockpile.  It has the same configuration as the existing one: bench height of 10 m, bench width of 5 m, slope face angle of 30°, and overall stockpile angle of 26°.

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The tailings dyke capacity is approximately 260,000 m³ of tailings and is currently in operation. The dam is capable of accumulating approximately 3,000,000 m³ including the dyke.  The detailed engineering project was completed by the local consulting company Engeo Ltda (ENGEO).

All tailings disposed of in the dam are first detoxified in a Caro acid Detox plant (CyPlus technology – “cold”), as described below.  The detoxification plant was constructed by EVONIK in Mobile, Alabama, USA.  The process was conceived by CyPlus, a Degussa technology company that specializes in the application of peroxide, SO2, and/or Caro’s acid to detoxify cyanide residue and arsenic from the tailings of gold processing plants.  The selected treatment uses Caro’s acid as a reagent to promote the decomposition of cyanide to cyanate and to reduce the concentration of arsenic in the tailings that will be used in the production of the paste fill.

In order to generate Caro’s acid, concentrated sulphuric acid is mixed with 50% oxygenized water in a teflon/stainless steel reactor.  Caro’s acid promotes the oxidation of cyanide to cyanate, and cyanate is considered to be 1,000 times less toxic than cyanide.  The cyanate then decomposes into carbon dioxide and ammonia by hydrolysis.

Caro’s acid acts with efficiency to eliminate arsenic while in solution, causing the oxidation of As(III) to As(IV), and As(IV) is easily precipitated with ions from iron, calcium, and magnesium.  Under these conditions, the used metal becomes immobilized in the paste fill, neither interacting with the environment nor undergoing any type of leaching being dissolved by the underground water or by rainfall (if the paste is not contained and piled outside).

After the detoxification process, the pulp is sent to two 10 in. cyclones, where it is either thickened to make paste fill or, if there is no current need for paste, sent to the tailings disposal system.

When required for use as backfill, the cyclone underflow from the plant, with 70% solids, is used in the production of the paste fill and then returned to the mine as fill to the mining stopes. The overflow, with fine solid particles and the majority of the water, is thickened and also used in the production of the paste fill.  In the event of a temporary malfunction of the above process, the referred material is sent to the emergency chambers or to the tailings disposal system.  The detoxified solution, separated from the tailings, is then recirculated for use in the processing plant, thus closing the circuit for the process water.

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SOCIAL OR COMMUNITY REQUIREMENTS

The Turmalina operations are located close to the border of the municipality of Conceição do Pará in the central western part of the state of Minas Gerais, near the small town of Casquilho, where the area of influence is most noticeable in terms of socioeconomic impact.

Casquilho’s community is considered a district of Conceição do Pará.  This town does not offer quality infrastructure services.  Its small community utilizes the services of a nearby larger town, Pitangui, which offers better infrastructure services and is located 15 km from Conceição do Pará.

Casquilho’s community is virtually divided by state road MG 423 into Casquilho de Baixo (lower Casquilho) and Casquilho de Cima (upper Casquilho).  The total population amounts to 130 families. The vast majority of the Casquilho de Cima housing is currently occupied and most residents work in Pitangui.  Only about five houses are used as weekend properties.

Casquilho de Cima’s community is supplied with water from a well located on site, and power is supplied by the state-run utilities company CEMIG.  The community does not have any sanitation sewage system.  Old fashioned farm-like sanitation holes/ditches, typically built in the backyards, are used.  No additional public service is available to the Casquilho de Cima residents.

Since the beginning of the Turmalina Mine operation, continuous sprinkling of the mine and plant access roads have been in place.  Both the flow rate and water quality have been monitored using piezometer wells and all necessary steps have been taken by Jaguar in order to avoid any water supply deficit to the population.  No impact on the water availability for the Casquilho de Cima community has been identified to date.

The positive socioeconomic impacts include employment by Jaguar and its subcontractors (Conceição do Pará and Pitangui) of local manpower and direct family revenue increase as a result.  In addition, taxes collected by the municipality of Conceição do Pará have significantly increased.

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MINE CLOSURE REQUIREMENTS

Two years before the mine is exhausted, the company must present the “Plano de Fechamento de Mina” (Mining Closure Plan, or PAFEM) to SUPRAM for approval, according to the “Deliberação Normativa COPAM nº 127”.  This regulation also enforces that all mining activities in the state of Minas Gerais must include the rehabilitation plan of degraded areas.

The actions and steps for the environmental recovery of the areas impacted by mining activity were adopted when the LI was granted and will continue until after the mine is exhausted.

The recovery of the surface areas will follow the following stages:

•	Removal and stockpiling of the fertile soil layer;

•	Waste and backfill paste disposal;

•	Rehabilitation of the mined areas;

•	Topographical regularization;

•	Re-vegetation of the impacted areas, mainly those in connection with ultimate slopes;

•	Rehabilitation of drainage ditches, contention sumps, contention dykes, and the like;

•	Spontaneous succession and creation of niches in the areas in rehabilitation.

The following actions are accomplished with regard to the underground mine:

•	Gradual refill of the exhausted panels.

•	Obstruction of the initial 50 m of the ramp with waste, to be previously stocked near the mine entrance.

•
Construction of a cut at the mine entrance at an inclination of 35º to fill out the slope created during the mine entrance development with the removed material.  It will be done in such a way as to totally obstruct it.  This cut and the fill will be re-vegetated as specified above.

•
Obstruction of the entrances to the ventilation and emergency raises with a 10 m deep reinforced concrete wall.  These 10 m will be filled out with waste material to be stocked for this purpose.  The related surface areas will be re-vegetated.

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As of December 31, 2014, Jaguar maintained progressive rehabilitation and reclamation provisions of R$21.7 million which represent the undiscounted, uninflated future payments for the expected rehabilitation costs (Table 20-3).

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TABLE 20-3 PROGRESSIVE REHABILITATION AND CLOSURE COST ESTIMATES
Jaguar Mining Inc. – Turmalina Mine

	R$ (000)
Description	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	Total
Waste Pile	60	141	222		190	63										676
Pit		39		109							279					427
Dam											980	664	120			1,765
Infrastructure										51	158	6,792				7,001
Plant											4,467					4,467
G&A									50	158	1,383	798	719	543	543	4,193
Contingency	10	31	38	19	33	11			9	36	1,251	1,421	144	94	94	3,191
Total	70	211	260	127	223	74			59	245	8,518	9,675	983	637	637	21,719

*Note:  Numbers may not add due to rounding

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21  CAPITAL AND OPERATING COSTS

Costs for the LOMP were estimated based on recent operating results and Jaguar budgets.

Cost data was stated in US dollars, using the exchange rate at the time (approximately 2.5 BRL to the US dollar).  The US dollar has strengthened considerably against the BRL recently, with a rate of 3.2 BRL to the US dollar at the time of reporting.  A majority of Turmalina costs are denominated in BRL, which means that the US dollar costs stated in this report are likely to be conservative estimates.

CAPITAL COSTS

A summary of capital requirements anticipated over the LOMP is summarized in Table 21-1.

TABLE 21-1 LOMP CAPITAL COST SUMMARY
Jaguar Mining Inc. – Turmalina Mine

Capital Cost	Units	Total	2015	2016	2017	2018
Primary Development	US$ '000	13,218	7,070	6,148	-	-
Mine Equipment	US$ '000	11,830	5,915	5,915	-	-
Plant Equipment	US$ '000	1,260	630	630	-	-
Engineering	US$ '000	752	752	-	-	-
Brownfield Exploration	US$ '000	6,954	2,154	1,600	1,600	1,600
Reclamation and Closure	US$ '000	100	25	25	25	25
Total Capital	US$ '000	34,114	16,546	14,318	1,625	1,625

Primary development consists of approximately 2,902 m and 2,532 m of horizontal development and 197 m and 163 m of vertical development in years 2015 and 2016 respectively.  Although no capital development is required in years 2017 and 2018 to access Mineral Reserves, it is expected that infill drilling will continue to develop resources down-dip, and expenditures similar to 2015/2016 will carry on to access them.

Mine equipment capital expenditure is minimal due to surplus equipment availability from CCA, however, anticipated need for 40 t haul trucks due to potential ramp congestion from an increased mining rate is expected.

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A brownfield exploration drilling program will be carried out to delineate and define the existing resource.  Approximately $2.2 million will be spent in 2015 and $1.6 million per year thereafter.

Reclamation and closure costs are as described in Section 20.

Due to struggles with profitability in recent years, Jaguar has elected to defer capital spending, to the extent possible, on areas such as mobile equipment rebuilds and replacements.  In RPA’s opinion, this is a short-term solution, and higher expenditures will be necessary at some point in the future.

OPERATING COSTS

Operating costs for the LOMP are shown below in Table 21-2.

TABLE 21-2 LOM OPERATING COST SUMMARY
Jaguar Mining Inc. – Turmalina Mine

Unit Costs	Unit	Total	2015	2016	2017	2018
Mining (Underground)	US$/t milled	42.94	43.70	43.70	41.89	41.89
Processing	US$/t milled	24.01	24.43	24.43	23.42	23.42
G&A	US$/t milled	11.78	10.09	10.19	8.99	32.36
Total Unit Operating Cost	US$/t milled	78.73	78.22	78.32	74.30	97.66

Total Costs	Unit	Total	2015	2016	2017	2018
Mining (Underground)	US$ '000	54,387	16,166	16,008	17,382	4,830
Processing	US$ '000	30,408	9,039	8,950	9,719	2,701
G&A	US$ '000	14,924	3,731	3,731	3,731	3,731
Total Operating Cost	US$ '000	99,719	28,936	28,689	30,832	11,262

Operating cost estimates include mining, processing, and general and administration (G&A) expenses.  Operating costs are budget cost projections based on actual costs incurred over the past year.

There are additional corporate overhead costs associated with the Belo Horizonte and Toronto offices, which are not included in the budget estimate.

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All-In Sustaining cost (as defined by the World Gold Council) for the Turmalina Mine is $800/oz, including reclamation and closure.

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22  ECONOMIC ANALYSIS

This section is not required as the property is currently in production, Jaguar is a producing issuer, and there is no material expansion of current production.  RPA has verified the economic viability of the Mineral Reserves via cash flow modelling, using the inputs discussed in this report.

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23  ADJACENT PROPERTIES

There are no adjacent properties relevant to the Turmalina Mine Complex.

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24  OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25  INTERPRETATION AND CONCLUSIONS

The Turmalina plant has processed approximately 4.6 million tonnes of ore to produce a total of approximately 487,000 ounces of gold at an average recovered grade of 3.29 g/t Au.  Both open pit and underground mining methods have been employed on the property, however only the underground mine is currently operating.

GEOLOGY AND MINERAL RESOURCES

•
The mineralization at the Turmalina Mine consists of a number of tabular bodies.  These tabular bodies are grouped together according to spatial configuration and gold content into three Orebodies (Orebodies A, B, and C).  The Faina and Pontal deposits are satellite deposits that are located to the northwest of Orebodies A, B, and C.  Orebody D is located in close proximity to the northwest strike extension of Orebody C.  At present the Faina, Pontal, and Orebody D deposits are viewed as being refractory using the existing plant configuration.

•
The main production of the mine has been from Orebody A, which is a folded, steeply east dipping tabular deposit with a steep southeasterly plunge that is located in a biotite schist host rock.  The mineralization in this deposit has been outlined along a strike length of approximately 250 m to 300 m and to depths of 700 m to 750 m below surface.  The down-plunge limit of the gold mineralization in Orebody A has not been defined.  Supplemental tonnage is supplied from Orebodies B and C.

•
On-going drilling programs carried out in 2013 and 2014 have targeted the immediate down-plunge areas of Orebody A, below the current active mining area.  A number of the drill holes that targeted this area were successful in encountering significant gold grades across mineable widths.  The results from these drill holes have been incorporated into the updated block model.  Additional work that will provide further detailed information of the gold distribution in this area is warranted and justified.  Continued testing of the down-plunge continuation of the gold mineralization in Orebody A is also warranted.

•
The updated Mineral Resource estimate for the Turmalina Mine was prepared based on drilling and channel sample data using a data cut-off date of June 30, 2014.  The database comprises 2,420 drill holes and 10,862 channel samples.  The estimate was generated from a block model constrained by 3D wireframe models that were constructed using a minimum width of two metres.  Raw assays were capped to 50 g/t Au for all three Orebodies.  The gold grades are interpolated using several interpolation algorithms using the capped composited assays.  The Mineral Resources are reported using the gold grades estimated by the ID3 method.

•
The mineralized material for each Orebody was classified by Jaguar into the Measured, Indicated, or Inferred Mineral Resource categories on the basis of the search ellipse ranges obtained from the variography study, the continuity of the mineralization, the drill hole and channel sample density, and previous production experience with these orebodies.

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•
Updated Mineral Resource estimates were prepared for the Faina and Pontal deposits, incorporating higher cut-off grades to reflect a revised conceptual operating scenario for the refractory mineralization and a mining method appropriate to the style of mineralization at each deposit.  The estimation methodology for these two deposits was similar to that used in the preparation of the Turmalina Mineral Resource estimates.

•
The total Mineral Resources for the Turmalina Mine Complex comprise 2.853 million tonnes at an average grade of 5.08 g/t Au containing 466,000 ounces of gold in the Measured and Indicated Resource category and 3.268 million tonnes at an average grade of 6.40 g/t Au containing 673,000 ounces of gold in the Inferred Mineral Resource category.  The Mineral Resources include the Turmalina Mine, along with the Faina and Pontal deposits.  A cut-off grade of 2.5 g/t Au was used to report the Mineral Resources for the Turmalina Mine, and cut-off grades of 3.8 g/t Au and 2.9 g/t Au were used to report the Mineral Resources for the Faina and Pontal deposits, respectively.  Mineral Resources were estimated at a gold price of $1,400/oz.

•	RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other factors that could materially affect the Mineral Resource estimates.

•	It is RPA’s opinion that the Turmalina Mineral Resource estimates were prepared in a professional and diligent manner by qualified professionals and that the estimates comply with CIM (2014).

MINING AND MINERAL RESERVES

•	Proven and Probable Mineral Reserves total 1.27 million tonnes, at a grade of 5.33 g/t Au, containing 217,000 ounces. Mineral Reserves are limited to Orebodies A and C.

•	Mineral Reserves support a mine life of four years.

•	The thicker portions of Orebody A, now considered for transverse mining in a primary/secondary sequence, comprise the highest grade, most productive portion of the Mineral Reserves.

•	Comparing Levels 7, 8, 9 and 10, it is apparent that gold grades are increasing at depth.

•	There is good potential for infill drilling to upgrade Inferred Resources at depth in Orebody A.

•	RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other factors that could materially affect the Mineral Reserve estimates.

•	It is RPA’s opinion that the Turmalina Mineral Reserve estimates were prepared in a professional and diligent manner by qualified professionals and that the estimates comply with CIM (2014).

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METALLURGY AND PROCESSING

•	The plant at the Turmalina Mine is well run, and achieves consistent recoveries.

•	Production capacity for the plant exceeds the ability of the mine to deliver ore.

CAPITAL AND OPERATING COSTS

•	Life of Mine operating costs are forecast to average $78/t. Recent strengthening of the US dollar against the BRL is likely to render the estimate conservative due to changes in the exchange rate.

•
Sustaining capital costs are estimated to be $34 million, not including reclamation and closure costs of $8.7 million.  Due to struggles with profitability in recent years, Jaguar has elected to defer capital spending, to the extent possible, on areas such as mobile equipment rebuilds and replacements.  In RPA’s opinion, this is a short-term solution, and higher expenditures will be necessary at some point in the future.

•	All-In Sustaining cost (as defined by the World Gold Council) for the Turmalina Mine is $800/oz, including reclamation and closure.

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26  RECOMMENDATIONS

GEOLOGY AND MINERAL RESOURCES

GENERAL

•
Continue updating the written procedures for the collection of geological and sampling information.  The written procedures for entry of this data into the central database and its management should also be updated/prepared.

•	Continue with database validation exercises focusing specifically on reducing the error rates for the collar and survey tables in the drill hole database.

•
Make a slight modification to the logging procedures whereby detailed information regarding the mineralized intervals will be brought forward from the remarks column and inserted as a major level entry in the drill logs to assist in preparation of future updates to the Mineral Resources.

ASSAY LABORATORY

•	Disseminate the QA/QC results to all relevant parties.

•
The data collected from programs implemented by the site geologists is entered into the BDI database, which is set up to automatically validate the results.  However the database does not have the functionality to easily extract the data and prepare control charts.  The database should be amended as a minimum to improve the data extraction functionality so that standard control charts can be prepared.

•	The QA/QC program should be amended to include the channel samples.

•	Analysis of the QA/QC results should be carried out on a regular and timely basis to permit correction of any out-of-bounds results.

•	Blind certified reference materials, blank samples, and duplicate samples should be inserted at an insertion rate of 1-2% as on-going independent monitors of the on-site laboratory performance.

•
At present the pulverizers are cleaned with compressed air and a polyester fibre brush after each sample.  As a minimum, the pulverizers should be cleaned with a wire brush.  No special protocols are in place to clean the pulverizers after passing a sample of known high gold grade (e.g., RG7).  The pulverizers should be cleaned with silica sand after processing each known high grade sample (e.g., Turmalina quartz veins).

•
All gold grades are determined by fire assay (FA)–atomic absorption (AA).  The AA unit is currently calibrated to direct-read gold values up to 3.3 g/t.  Any samples containing gold values in excess of this are analyzed by diluting the solute.  High grade samples should be determined using a gravimetric method.

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•
The assay lab automatically re-assays all samples containing gold grades greater than 30 g/t Au, and the average of the re-assays are reported to the sites.  All sample results should be reported to the site, without averaging.

•	The threshold of 30 g/t Au is high. Re-assay thresholds of 10 g/t Au to 15 g/t Au are commonly used in other gold operations.

•	The certificate number for each assay batch should be included into the central BDI database.

•
The central BDI database should be updated to store drill core recovery, channel sample recovery, and sample tracking (lost sample) information.  This will assist in deciding how to address null values in future resource estimates.

MINERAL RESOURCES

•	The property geology should be incorporated into the resource block model.

•
High gold grades in Orebody A are associated with narrow quartz veins that have been deformed.  The site geologists collect structural data but this data does not seem to be incorporated as part of the Mineral Resource estimation process.  The structural data should be entered into the BDI database.

•	For future updates of the Mineral Resource estimates, mineralization wireframes should be created using a threshold grade that is closer to the reporting cut-off grade.

•	Condemnation drilling should be carried out for the planned area where the cross-cuts intersect Orebody A to assist in planning the location of the cross-cut.

•
According to the information provided, the metallurgical testwork that has been carried out on samples from the Faina, Pontal, and Orebody D deposits have been done to a preliminary level only.  While these deposits are considered as refractory, it is important to bear in mind that a full set of testwork has not been completed for these deposits. Metallurgical testing should continue on these deposits and should include mineralogical characterization of the tailings samples from the testing programs.

•
Detailed, in-fill and exploration drilling of the down-plunge and along-strike projection of Orebody A with the goal of adding to the Mineral Resources and supporting detailed mine planning is warranted and justified.

•	In-fill and step-out drilling on selected portions of Orebody C to upgrade the status of, and increase, the Mineral Resources is warranted.

MINING

•	Review costs separately for Orebodies A and C, at up-to-date exchange rates, to determine if incremental cut-off grades can be lower and excess processing capacity more fully utilized.

•	Monitor geotechnical performance of primary/secondary mining as it progresses.

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MINERAL PROCESSING

•	It may be possible to reduce costs by reducing fineness of grind.

•	Options for processing refractory mineralization from Faina and/or Pontal should be investigated.

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27  REFERENCES

Alvim, M. D., 2014, Jaguar Mining Geological Database Validation:  Unpublished internal document prepared for Jaguar Mining, 93 p.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2014, CIM Definition
Standards for Mineral Resources and Mineral Reserves, adopted by CIM Council on
May 10, 2014.

CIM, 2003, Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines,
Adopted by CIM Council on November 23, 2003, 55 p.

Clow, G. G., and Valliant, W. W., 2005, Technical Report on the Turmalina Gold Project,
Pitangui, Minas Gerais, Brazil – NI43-101 Report Prepared for Jaguar Mining Inc. by
Roscoe Postle Associates Inc., September 16, 2005.

Clow, G. G., and Valliant, W. W., 2006, Technical Report on the Turmalina Gold Project,
Pitangui, Minas Gerais, Brazil – NI43-101 Report Prepared for Jaguar Mining Inc. by
Roscoe Postle Associates Inc., July 31, 2006, 120 p.

de Souza, Márcia Cristina, 2006, Cyanidation Tests in Samples from the Turmalina Mine,
Internal Report for MSOL, May 6, 2006

Dorr, J.V.N., II, 1969, Physiographic, stratigraphic and structural development of the
Quadrilátero Ferrífero, Minas Gerais, Brazil. U. S. Geol. Survey Prof. Paper 641-A, 110 p.

Duchini, J., 2004, Project Geological Summary, Internal presentation for Jaguar Mining Inc.

Duchini, J., 2005, Geology of the Turmalina Project, Private report for Jaguar Mining Inc.

Jaguar Mining Inc., 2014a, Jaguar Mining Intercepts 15.32 Grams Per Tonne Over 19.0
Meters at the Turmalina Mine:  News release dated October 9, 2014, Obtained from the
SEDAR website at www.SEDAR.com, 4 p.

Jaguar Mining Inc., 2014b, Company presentation dated March 2, 2014.

Jaguar Mining Inc., 2014c,  Management Discussion and Analysis, Third Quarter Ended
September 30, 2014:  Unpublished document obtained from the SEDAR website at
www.SEDAR.com, 35 p.

Jaguar Mining Inc., 2015, Jaguar Reports Q4 2014 Gold Production and Provides 2015
Guidance:  News release dated January 8, 2015, Obtained from the SEDAR website at
www.SEDAR.com, 5 p.

Kashida, A., et al., 1990, Brazil, The Sleeping Resource Giant, in Economic Geology and the
Bulletin of the Society of Economic Geologists, Volume 85, 1990.

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Ladeira, E.A., 1980, Metalogenesis of Gold at the Morro Velho Mine and in Nova Lima
District, Quadrilátero Ferrífero, Minas Gerais, Brazil. University of Western Ontario,
Unpublished Ph.D. Thesis, London, Ontario, Canada: 272 p.

Ladeira, E.A., 1991, Genesis of gold in Quadrilátero Ferrífero: A remarkable case of permanency, recycling and inheritance - A tribute to Djalma Guimarães, Pierre Routhier and Hans Ramberg. In Ladeira, E.A., ed., Proceedings of Brazil Gold '91. An
International Symposium on the Geology of Gold: Belo Horizonte, 1991: A.A. Balkema,
Rotterdam, pp.11-30.

Lobato, L. M. (1998): Styles of Hydrothermal Alteration and Gold Mineralization Associated
with the Nova Lima Group of the Quadrilátero Ferrífero, Part 1, Description of Selected
Gold Deposits, in Revista Brasileiera de Geociencias, Volume 28, 1998.

Machado, I.C., 2003.  Sabará Gold Project.  Feasibility Study.  TechnoMine Services LLC,
June 30, 2003, Revision 1.

Machado, I.C., 2003.  Quadrilátero Gold Project. TechnoMine Services LLC, December 31,
2003.

Machado, I.C., 2004 Quadrilátero Gold Project. Revision 1 Includes Ongoing Complementary
Exploration Program in Chapter 20.  TechnoMine Services LLC, March 16, 2004.

Machado, I.C., 2004, Quadrilátero Gold Project. Technical Report Form 43-101F1.
Amendment of December 20, 2004.

Machado, I.C., 2005, Turmalina Gold Project, Feasibility Draft 12C, Including Cash Flow:
Unpublished Internal Report Prepared for Jaguar Mining Inc.

Machado, I,C., 2007a, Paciencia Gold Project, Santa Isabel Mine. Volume I. Feasibility
Study.  TechnoMine Services, LLC, August 7, 2007.

Machado, I,C., 2007b, Turmalina Gold Project, Satinoco Target Resource Statement.
TechnoMine Services, LLC, October 22, 2007.

Machado, I.C., 2007c, Caeté Expansion (CTX) Gold Project Pilar and Roça Grande
Properties: Technical Report on Resources. TechnoMine Services, LLC, November 23,
2007.

Machado, I.C., 2008a, Turmalina Gold Project: Satinoco Target Resource Statement.
TechnoMine Services LLC, February 5, 2008.

Machado, I.C., 2008b, Caeté Expansion (CTX) Gold Project Pilar and Roça Grande
Properties. Feasibility Study, Volume I.  TechnoMine Services, LLC, September 15,
2008.

Machado, I.C., 2008c, Turmalina Expansion Project (Phase I – 610 ktpy), Turmalina
“Satinoco” and “Main” Ore Bodies, Feasibility Study:  Unpublished Technical Report, 150 p.

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Machado, I.C., 2010, Caeté (CTX) Gold Project Pilar and Roça Grande Properties Feasibility
Study Amended due to enhancement of the process route and Resources/Reserve
Increase. TechnoMine Services, LLC, October 29, 2010.

Machado, I.C., 2011, Multi-Target Mineral Resources Estimates Paciencia and Caete Mining
Complex Areas. Volume I. TechnoMine Services LLC, June 15, 2011.

Machado, I.C., 2011, Turmalina Gold Mining Complex Faina, Pontal, and Body D Targets
Statement of Resources. Volume I.  TechnoMine Services LLC, October 19, 2011.

Martini, S. L., 1998, An Overview of Main Auriferous Regions of Brazil, in Revista Brasileiera
de Geociências, Volume 28, 1998.

Moreno & Associados, 2005, Mineral Resources Evaluation, Turmalina Gold Project: Internal
Report for Mineracao Serras do Oeste Ltda.

Moreno & Associados, 2006, Grade Estimation Resume, Turmalina Gold Project, Minas
Gerais, Brazil:  Internal Report for MSOL, February, 2006.

Moreno & Associados, 2006b, Grade Estimation Resume, Turmalina Gold Project, Minas
Gerais, Brazil: Internal Report for MSOL, May, 2006.

Nascimento, A. L., 2006, Turmalina Gold Project CASH FLOW, Excel spreadsheet, July
2006.

Scarpelli, W., 1991, Aspects of gold mineralization in the Iron Quadrangle, Brazil. In Ladeira,
E.A., ed., Proceedings of Brazil Gold '91, An International Symposium on the Geology of
Gold: Belo Horizonte, 1991: A.A. Balkema, Rotterdam, pp. 151-158.

Thorman, C.H., DeWitt, E., Maron, W.A.C., and Ladeira, E.A., 2001, Major Brazilian Gold
deposits –1982 to 1999. Mineralium Deposita, pp. 218-227.

Thorman, C.H., and Ladeira, E.A., 1991, Introduction to a workshop on gold deposits related to greenstone belts in Brazil--Belo Horizonte, Brazil, 1986 in Thorman, C.H. Ladeira,
E.A., and Schnabel, D.C., eds., Gold deposits related to greenstone belts in Brazil —
Deposit modeling workshop, Part A--Excursions: U.S. Geological Survey Bulletin 1980-
A, p. A5-A22.

Vieira, F.W.R., 1991, Textures and processes of hydrothermal alteration and mineralization in the Nova Lima Group, Minas Gerais, Brazil. In Ladeira, E.A., ed., Proceedings of
Brazil Gold '91, An International Symposium on the Geology of Gold: Belo Horizonte,
1991: A.A. Balkema, Rotterdam, p. 319-326.

Zucchetti, M., et al., 2000, Volcanic and Volcaniclastic Features in Archean Rocks and Their
Tectonic Environments, Rio Das Velhas Greenstone Belt, Quadrilátero Ferrífero, MG,
Brazil, in Revista Brasileiera de Geociencias, Volume 30, 2000.

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28  DATE AND SIGNATURE PAGE

This report titled “Technical Report on the Turmalina Mine, Minas Gerais State, Brazil” and dated March 27, 2015 was prepared and signed by the following authors:

(Signed & Sealed) “Reno Pressacco”

Dated at Toronto, ON
March 27, 2015	Reno Pressacco, M.Sc.(A), P.Geo.
Principal Geologist

(Signed & Sealed) “Jason Cox”

Dated at Toronto, ON
March 27, 2015	Jason Cox, P.Eng.
Principal Mining Engineer

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29  CERTIFICATE OF QUALIFIED PERSON

JASON COX

I, Jason Cox, P.Eng., as an author of this report entitled “Technical Report on the Turmalina Mine, Minas Gerais State, Brazil”, prepared for Jaguar Mining Inc. and dated March 27, 2015, do hereby certify that:

1.	I am a Principal Mining Engineer and Director, Mining Engineering, with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of the Queen’s University, Kingston, Ontario, Canada, in 1996 with a Bachelor of Science degree in Mining Engineering.

3.
I am registered as a Professional Engineer in the Province of Ontario (Reg. #90487158).  I have worked as a Mining Engineer for a total of 18 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•	Review and report as a consultant on numerous mining operations and projects around the world for due diligence and regulatory requirements
•	Operational experience as Planning Engineer and Senior Mine Engineer at three North American mines
•	Contract Co-ordinator for underground construction at an American mine

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I have visited the Turmalina Mine on November 20, 2014.

6.	I am responsible for Sections 13, 15 to 24, and contributed to Sections 1, 25 and 26 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.
At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 27th day of March, 2015

(Signed & Sealed) “Jason Cox”

Jason Cox, P.Eng.

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RENO PRESSACCO

I, Reno Pressacco, M.Sc., P.Geo., as an author of this report entitled “Technical Report on the Turmalina Mine, Minas Gerais State, Brazil”, prepared for Jaguar Mining Inc. and dated March 27, 2015, do hereby certify that:

1.	I am Principal Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave., Toronto, ON, M5J 2H7.

2.
I am a graduate of Cambrian College of Applied Arts and Technology, Sudbury, Ontario, in 1982 with a CET Diploma in Geological Technology, Lake Superior State College, Sault Ste. Marie, Michigan, in 1984, with a B.Sc. degree in Geology and McGill University, Montreal, Québec, in 1986 with a M.Sc.(A) degree in Mineral Exploration.

3.
I am registered as a Professional Geologist in the Province of Ontario (Reg. #939).  I have worked as a geologist for a total of 28 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•
Review and report as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements, including preparation of Mineral Resource estimates and NI 43-101 Technical Reports.

•
Numerous assignments in North, Central and South America, Finland, Russia, Armenia and China in a variety of deposit types and in a variety of geological environments; commodities including Au, Ag, Cu, Zn, Pb, Ni, Mo, U, PGM and industrial minerals.

•	A senior position with an international consulting firm.

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the Turmalina Mine on November 20, 2014.

6.	I am responsible for Sections 2 to 12, 14, and 27 and contributed to Sections 1, 25 and 26 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had prior involvement with the properties subject to this Technical Report as part of an audit of Jaguar’s Brazilian operations in February 2014, for Jaguar Mining Inc.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.
At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 27th day of March, 2015

(Signed & Sealed) “Reno Pressacco”

Reno Pressacco, M.Sc.(A)., P.Geo.

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